August 4, 2006

Yolanda Crittendon
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	ARTISTdirect, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed April 28, 2006
File No. 000-30063

Dear Ms. Crittendon:

This letter sets forth the response of ARTISTdirect, Inc. (the “Company”) to the comments from the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 16, 2006 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005 (the “Form 10-KSB”), as filed by the Company with the Commission on April 28, 2006.

For ease of reference, the comments of the Staff have been reproduced below in italics, and the Company’s response to each comment has been set forth immediately thereafter.

Given the complexity and impact of certain of the comments on reports previously filed with the Commission, we will prepare an amendment to the Form 10-KSB, as necessary, and will file it as soon as practicable after the Company has the information assembled and your review of our responses to the Comment Letter is communicated to us.  Accordingly, each of our responses to your comments is set forth below.

Form 10-KSB/A

Item 8 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 8A — Internal Controls Over Financial Reporting, pages 37 - 38

1.                                       We note your statement that your chief executive officer and your chief financial officer “have concluded that there were material weaknesses in our internal controls over financial reporting as the end of the period covered by this report.”  It does not appear that your certifying officers have reached a conclusion regarding the effectiveness [of] your disclosure controls and procedures.  Please advise.

Response to Comment 1:

The Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures (as contrasted with the design or operation of internal control over financial reporting) were adequate as of the end of the period covered by this report to insure that material information relating to the Company’s consolidated operations is made known by senior management on a timely basis.  The Company will revise “Item 8A. Internal Controls Over Financial Reporting” as follows:

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of management, our Chief Executive Officer and our Chief Financial Officer, have carried out an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that although our disclosure controls and procedures were adequate to insure that material information relating to our consolidated operations was made known to senior management on a timely basis, there were material weaknesses in our internal controls over financial reporting as of the end of the period covered by this report.  Our Chief Executive Officer and Chief Financial Officer identified weaknesses related to the segregation of duties and the review, approval and reconciliation of accounting data and entries.  We are addressing these issues by reviewing and revising our internal accounting policies and procedures, expanding the resources allocated to our accounting department and reviewing and revising our accounting and management information systems software.  We expect resolution of these issues to take several months.

Changes in Internal Controls Over Financial Reporting. Under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer also conducted an evaluation of our internal controls over financial reporting to determine whether any changes occurred during the fourth quarter of 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  Based on that evaluation, there has been no such change during the fourth quarter of 2005.

Note 9 — Acquisition of MediaDefender, Inc., pages 75-81

2.                                       Reference is being made to the fourth paragraph, on page 77.  We note that the company issued $30 million of convertible subordinated notes with a conversion price of $1.55 per share, subject to certain anti-dilution and change of control adjustments.  Reference is also being made to section seven of the Convertible Subordinated Note Agreement filed as Exhibit 4.4 to Form 8-K filed on August 3, 2005.  We note that if the company issues or sells shares of their common stock [at] less than a price equal to $2.25, then the conversion price is reduced.  In light of this reset provision, it appears that these notes may not meet the definition of conventional convertible debt in accordance with paragraph 4 of EITF Issue 00-19.  As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19.  Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the convertible subordinated notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.

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3.                                       In addition, it appears that the note issued to Broadband Capital Management LLC is subject to the same terms as the convertible subordinated note as described above.  As a result, we note the accounting of this debt may also be impacted depending on your view as to the appropriate accounting for these similar convertible instruments under EITF 00-19.  Please advise.

Response to Comments 2 and 3:

Since the issues raised by the Staff in Comments 2 and 3 are interrelated, we have responded to both such comments in a combined response as shown below.

The Company has considered the impact of the reset provision on the accounting for the convertible subordinated notes payable.  The Company agrees that the reset provision, on its face, would appear to cause the convertible subordinated notes payable to be considered as “non-conventional” under EITF 00-19.  However, the Company does not believe that the debt conversion feature for the convertible subordinated notes payable is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133, for various reasons, as noted below.

The $2.25 reset provision was set at approximately a 45% premium to the $1.55 fixed conversion price of the subordinated convertible notes payable.  Consistent with the concepts contained in EITF 96-16, the reset provision was designed as a “protective” provision to allow the holders of the subordinated convertible notes payable with the opportunity to receive a return on their investment, taking into account the various risks and uncertainties of the transaction.  The reset provision was not designed as a “participatory” provision to allow the holders of the subordinated convertible notes payable to interfere with the Company’s normal business operations, nor to provide an additional return on their investment.  Any decision to trigger the reset provision is under the full control of the Company.  A future decrease in the trading price of the Company’s common stock below $2.25 per share would not trigger such reset provision, nor would it breach any debt covenants or trigger the issuance of any additional securities or trigger an adjustment to the terms of any existing securities, nor would it have any effect on the Company’s operations.

Since the issuance of the convertible subordinated notes payable on July 28, 2005 (the date the Company acquired MediaDefender, Inc. (“MediaDefender”)) through July 31, 2006, except for 29 trading days, primarily in August and September 2005, the Company’s common stock has not traded at less than $2.25 per share, and the trading price has generally trended up from a low of $0.22 per share in January and February 2005.  The 29 trading days referred to above were during a period of time when the Company had announced the MediaDefender transaction, but had not yet completed and disclosed the required historical and pro forma financial information.  From January through June 2006, the Company’s common stock has traded in a range of a low of $2.95 to a high of $4.65 per share, and has traded in excess of $3.00 per share during July 2006, closing at $3.48 per share on July 31, 2006.

Given the current price of the Company’s common stock (which is 55% above the $2.25 per share reset price), the performance of the Company’s business segments to date, which are generating positive cash flow, and the net working capital available to fund operations, and the

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implications of issuing common stock at less than $2.25 per share, the Company does not anticipate issuing any new equity-based instruments in the future at less than $2.25 per share.  The ultimate decision as to whether to issue new equity, for any reason, is under the total control of the Company, and holders of the convertible subordinated notes payable do not have any rights whatsoever in this regard.

Furthermore, based on the terms of the convertible subordinated notes payable financing, the Company believes that there are valuable offsetting embedded derivatives.  For instance, there are limitations on each investor’s right to convert such notes into the Company’s outstanding common stock and thus assert control over the Company (limited to either 4.99% or 9.99% of the then outstanding shares of the Company’s common stock, depending on the transaction documents with each investor), and the Company has the right to force conversion of the outstanding notes based on certain market parameters, including the maintenance of a stock price for a defined period of time of either $2.32 or $3.10 per share.  In addition, in early January 2006, given that the Company’s common stock was generally trading in excess of $3.00 per share, the Company exercised its right, pursuant to written notice provided to the holders of the convertible subordinated notes payable, to pay accrued interest in cash rather than in shares of common stock valued at $1.55 per share.  The Company believes that these rights are of substantial value under the current circumstances.

The Company will review its conclusions as noted above quarterly and reconsider its position depending on a change in future conditions.

Accordingly, for the reasons noted above, the Company does not believe that the debt conversion feature for the convertible subordinated notes payable is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133.

4.                                       We note that the warrants issued under the $15 million senior secured debt, $30 million convertible subordinated debt, subordinated debt issued to Broadband Capital Management LLC, and the Libra FE, LP transaction were valued based on a valuation report prepared by an independent valuation firm.  Advise us and disclose the method and the assumptions used in determining the fair value of these warrants.  Further, given the changes in your company and stock price, advise us how it was determined that there was no change in the fair value of the warrants from July 28, 2005 and December 31, 2005 as disclosed on page 79 of your filing.

5.                                       In connection with the acquisition, we note that you issued shares of common stock to WNT07 Holdings, LLC valued at $1.43 per share.  Clarify how the value of your common stock was determined and how market prices were considered in your valuation.  In addition, tell us the nature of the consulting services provided by WNT07 Holdings and how the allocation between costs of the acquisition and the noncompete were determined.

Response to Comments 4 and 5:

Since the issues raised by the Staff in Comments 4 and 5 are interrelated, we have responded to both such comments in a combined response as shown below.

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The Company was in substantial financial distress through February 28, 2005, at which time it completed a financial restructuring by disposing of a partially-owned, consolidated subsidiary, ARTISTdirect Records, LLC.  The restructuring was publicly disclosed on March 4, 2005.  No additional common shares or other equity-based securities were issued as part of the restructuring.  At that time, the Company had approximately 3.5 million shares of common stock issued and outstanding, of which approximately 75% were held by several former and current officers, directors and/or significant shareholders/founders.  Trading in the Company’s common stock was extremely sporadic and limited in early 2005, with many days of no trading activity whatsoever.  A summary of the monthly trading data with respect to the Company’s common stock for the period from January through July 2005 is as follows:

Month	Share Price Range	Weighted Average Price Per Share	Total Shares Traded	Average Daily Share Trading Volume	Number of Trading Days with No Activity	Number of Trading Days in Month

January	$0.23-0.35	$0.27	13,400	670	13	20
February	$0.22-0.30	$0.24	26,500	1,395	13	20
March	$0.23-1.20	$0.53	151,100	6,868	11	22
April	$0.95-1.10	$0.97	72,300	3,443	9	21
May	$1.00-1.48	$1.19	54,500	2,595	11	21
June	$1.47-1.50	$1.47	54,400	2,473	15	22
July	$1.47-3.50*	$2.58	58,700	2,935	6	20

*The common stock traded above $3.00 for only four days in July 2005.

A summary of the Company’s daily stock trading activity, presented by month from January 2005 through July 2006, is provided at Exhibit 1.

During April 2005, the Company entered into preliminary negotiations to acquire all of the outstanding shares of MediaDefender.  During May and June 2005, the Company engaged in extensive and complex multi-party negotiations to acquire and finance the acquisition of MediaDefender in a private transaction for an ultimate cash purchase price of $42.5 million, which transaction was ultimately concluded on July 28, 2005.

In order to be able to complete the acquisition of MediaDefender, the Company was required to raise $45 million of new capital, ultimately in the form of $15 million of senior secured notes payable and $30 million of convertible subordinated notes payable, on top of an equity capital base equivalent to roughly 10-15% of the amount to be raised.  Given the recent history of the Company and its small market capitalization relative to the MediaDefender transaction value, this was a major undertaking with substantial uncertainty.  During May and June 2005, the Company engaged in extensive negotiations on an arm’s-length basis with the entities that provided the $45 million of funding.  Such negotiations, in which the Company was assisted by two separate independent financial firms that specialize in debt and equity placements, resulted in a final per share valuation by the end of June 2005 of $1.55, which amount was used to fix the conversion price around which the acquisition and financing transactions were structured, and which approximated the June 2005 trading range as noted above.  During July 2005, the legal

5

terms were negotiated and the transaction documents were drafted.  The transaction closed on July 28, 2005.  The common stock closed at $3.00 on July 28, 2005, and the first public announcement of this transaction was made on August 1, 2005.

Given the absence of information in the marketplace with respect to the MediaDefender transaction until such transaction was closed and announced, and the wide disparity and uncertain validity of the available data points relating to the fair value of the Company’s common equity, the Company determined that it would be advisable to retain an outside independent valuation firm to determine the fair value of the Company’s common equity, as well as the fair value of the warrants issued in the MediaDefender transaction, all as of July 28, 2005.  Accordingly, in late August 2005, the Company retained an independent valuation firm, Sanli Pastore & Hill, Inc. (“SPH”), which specializes in analyzing and rendering valuation opinions under such circumstances.  SPH had no financial interest in such transaction, other than as an independent valuation consultant.  SPH was retained to provide an independent evaluation as to the fair value of the Company, based on such firm’s determination of appropriate input variables that it deemed appropriate under the circumstances.  SPH was not retained nor directed to provide an opinion with respect to a specific value or range of values predetermined by the Company.  A copy of SPH’s report entitled “Business Valuation of Certain Equity Instruments” is attached hereto as Exhibit 2.

SPH conducted its own analysis of the transaction, including an analysis of competition, the marketplace, the history of the Company, a review of the Company’s stock market prices and trading volume, and a review of projections and related assumptions.  SPH determined that the fair value of the Company’s common stock was $1.43 per share at July 28, 2005.

In performing its work, SPH determined the value of each of the various warrants issued in the transaction using the Black-Scholes option-pricing model, based on input variables that they deemed appropriate under the circumstances.  The input assumptions that SPH used were as follows:

Description of Warrant	Life (Years)	Exercise Price	Volatility Factor	Fair Value of Common Stock	Expected Dividend Yield	Risk-Free Interest Rate	Black- Scholes Value

Warrants issued to Senior Debt Holders	5	$2.00	0.396	$1.43	0.0%	4.10%	$0.43
Warrants issued to Subordinated Debt Holders and Sub-Debt Placement Agent	5	$1.55	0.396	$1.43	0.0%	4.04%	$0.55
Warrants issued to Senior Debt Placement Agent	7	$2.00	0.459	$1.43	0.0%	4.10%	$0.63
Warrants issued for Services Rendered	7	$1.55	0.459	$1.43	0.0%	4.04%	$0.73

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With regard to the MediaDefender transaction, WNT07 Holdings, LLC, through its principals, Eric Pulier and Teymour Boutros-Ghali, provided advisory and consulting services to the Company’s management on such transaction.  Mr. Pulier is considered an expert in enterprise software in the areas of security and management.  Such services included, but were not limited to, the identification of the MediaDefender acquisition opportunity, the valuation of MediaDefender, the form and structure of the Company’s purchase offer, consultation with various potential investors and lenders, and on-going communications with MediaDefender management and investment bankers.

The Company considered the value of such services in contrast to the terms and conditions, as well as the relatively short 20-month contract term of the non-compete agreement.  The Company also consulted with SPH on this matter, since SPH had also been engaged to analyze the intangible assets acquired in the MediaDefender transaction in order to facilitate the allocation of the purchase consideration into the various appropriate balance sheet categories.

Based on the aforementioned factors, the Company determined that the substantial majority of services rendered by Mr. Pulier and Mr. Boutros-Ghali related to the acquisition of MediaDefender itself, and that a reasonable allocation of the value of such services was 80% to goodwill and 20% to the non-compete agreement.  SPH concurred with management’s judgment in this regard, and noted such concurrence on page 43 of its report entitled “Purchase Price Allocation”, which is attached hereto as Exhibit 3.

Given the relatively short period of time between the closing of the MediaDefender transaction on July 28, 2005 and the Company’s fiscal year-end of December 31, 2005, the Company considered whether there had been any change in the fair value of the warrants issued in the MediaDefender transaction at December 2005.  Excluding trading in late December 2005 resulting from 250,000 shares of common stock being issued upon the conversion of $387,500 of convertible subordinated notes payable, issued in conjunction with the MediaDefender transaction, trading in the Company’s common stock continued to be limited and sporadic, as well as relatively static, during August through December 2005, as shown in Exhibit 1 attached hereto.  Furthermore, the Company’s operating performance during such period was relatively consistent with historical results, and there was no change in market conditions relating to the value of the Company’s business units or its outlook, or in any other factor that would affect the value of the Company.  Accordingly, the Company consulted with SPH regarding whether there had been a change in the value of the equity instruments issued by the Company in conjunction with the MediaDefender transaction, and SPH determined that there had been no change.  SPH issued a written report dated March 28, 2006 that updated their report entitled “Business Valuation of Certain Equity Instruments” confirming their opinion as to this matter, which is attached hereto as Exhibit 4.  Based on such determination, the Company did not record any change to the warrant liability at December 31, 2005.

Note 21 — Reportable Segments, pages 97-98

6.                                       Reference is being made to the reconciliation of Adjusted EBITDA disclosed in Note 21 on page 98 and MD&A on page 19.  We noted that Adjusted EBITDA includes the adjustments for items that differ from EBITDA as described in the adopting release for the Conditions for Use of Non-GAAP Financial Measures.  Please advise us your basis

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for including these additional adjustments using the guidance in FR-65 and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures maintained on the Commission’s website at www.sec.gov.

Response to Comment 6:

We have reviewed the guidance in FR-65 and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  In particular, we have reviewed the guidance with respect to adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, and eliminating or removing a recurring item.

With respect to the reconciliation of Adjusted EBITDA disclosed in Note 21 on page 98 of the Form 10-KSB, during 2004 and 2005, the Company’s objective was to present a financial metric that showed the historical cash operating earnings of its businesses, which typically excludes normal non-cash charges such as depreciation and amortization.  The Company treated stock-based compensation ($7,000 in 2004 and $73,000 in 2005) in a similar manner, since such cost does not involve a cash expenditure and since management excludes such cost in its evaluation of segment and overall consolidated operating performance.  The Company has also noted that this treatment is consistent with that of other public companies reporting similar non-GAAP metrics.

With respect to the reconciliation of Pro Forma Adjusted EBITDA disclosed in MD&A on page 19 of the Form 10-KSB, the Company’s objective was to present a pro forma financial metric that showed the potential cash operating earnings potential of its businesses on a pro forma consolidated basis, as well as a clear view of operating performance and growth trends from year to year.  Accordingly, in addition to excluding stock-based compensation from Adjusted EBITDA as discussed above, the Company excluded from the pro forma calculations $500,000 of cash income that it received from the sale of a tradename in 2004.  The Company also excluded certain costs incurred by MediaDefender in 2004 and 2005 (prior to MediaDefender’s acquisition by the Company) that the Company believes, if included, would have provided a distorted view to investors of MediaDefender’s operating performance and earnings potential, as follows:  (i) for 2004, the Company excluded $647,000 of corporate transaction costs incurred by MediaDefender with respect to a failed acquisition by an investment group, $388,000 of litigation costs that MediaDefender incurred involving its shareholders regarding such failed transaction, a write-off of certain single-use software acquired from a related party of $1,193,000, and a loss on disposal of property and equipment of $118,000; and (ii) for 2005, the Company excluded a further $250,000 of corporate transaction costs and $62,000 of shareholder litigation costs incurred by MediaDefender.  The Company believes that it was inappropriate under the circumstances to include such income and expenses.  By making these adjustments, the Company provided more meaningful pro forma data to its investors and enhanced the quality of the information by presenting a more transparent view of the pro forma operating performance of the combined businesses and the change from year to year.  Without the elimination of both such anomalous income and expenses, the Company believes that the usefulness of such pro forma data would have been substantially distorted.

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In addition, for the reasons noted above, we have also excluded income (loss) from discontinued operations from the calculation of Adjusted EBITDA.

* * * *

In connection with this request, the undersigned, on behalf of the Company, hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the foregoing, please do not hesitate to contact David I. Sunkin, Esq. of Sheppard, Mullin, Richter & Hampton LLP at 213-617-4252.

Sincerely,

Robert N. Weingarten

Chief Financial Officer

ARTISTdirect, Inc.

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Exhibit 1

ARTISTdirect, Inc. (ARTD.OB)

Monthly Average Stock Price and Volume Activity

		Daily		Daily
		Average		Average
Date	Volume	Volume	Adj. Close*	Close price

3-Jan-05	500		0.35
4-Jan-05	—		0.35
5-Jan-05	—		0.35
6-Jan-05	—		0.35
7-Jan-05	—		0.35
10-Jan-05	200		0.26
11-Jan-05	200		0.25
12-Jan-05	—		0.25
13-Jan-05	—		0.25
14-Jan-05	—		0.25
18-Jan-05	—		0.25
19-Jan-05	—		0.25
20-Jan-05	—		0.25
21-Jan-05	—		0.25
24-Jan-05	4,200		0.25
25-Jan-05	4,100		0.25
26-Jan-05	—		0.25
27-Jan-05	200		0.22
28-Jan-05	4,000		0.23
31-Jan-05	—		0.23
	13,400	670	5.44	$0.27

1-Feb-05	4,000		0.22
2-Feb-05	500		0.22
3-Feb-05	—		0.22
4-Feb-05	—		0.22
7-Feb-05	—		0.22
8-Feb-05	—		0.22
9-Feb-05	—		0.22
10-Feb-05	—		0.22
11-Feb-05	—		0.22
14-Feb-05	—		0.22
15-Feb-05	1,100		0.22
16-Feb-05	700		0.22
17-Feb-05	20,000		0.3
18-Feb-05	—		0.3
22-Feb-05	—		0.3
23-Feb-05	—		0.3
24-Feb-05	—		0.3
25-Feb-05	200		0.23
28-Feb-05	—		0.23
	26,500	1,395	4.6	$0.24

1-Mar-05	—		0.23
2-Mar-05	—		0.23
3-Mar-05	—		0.23
4-Mar-05	—		0.23
7-Mar-05	—		0.23
8-Mar-05	—		0.23
9-Mar-05	—		0.23
10-Mar-05	—		0.23
11-Mar-05	11,000		0.33
14-Mar-05	46,900		0.43
15-Mar-05	21,400		0.65
16-Mar-05	100		0.65
17-Mar-05	9,700		0.65
18-Mar-05	—		0.65
21-Mar-05	300		0.65
22-Mar-05	—		0.65
23-Mar-05	19,700		0.71
24-Mar-05	3,200		0.7
28-Mar-05	18,100		0.79
29-Mar-05	—		0.79
30-Mar-05	18,700		1.01
31-Mar-05	2,000		1.2
	151,100	6,868	11.7	$0.53

1-Apr-05	11,700		0.95
4-Apr-05	500		1.01
5-Apr-05	—		1.01
6-Apr-05	12,000		0.95
7-Apr-05	4,000		0.95
8-Apr-05	18,400		0.95
11-Apr-05	—		0.95
12-Apr-05	4,500		0.95
13-Apr-05	200		0.95
14-Apr-05	—		0.95
15-Apr-05	1,900		0.95
18-Apr-05	10,200		0.94
19-Apr-05	—		0.94
20-Apr-05	—		0.94
21-Apr-05	2,000		1.1
22-Apr-05	900		0.94
25-Apr-05	—		0.94
26-Apr-05	6,000		0.98
27-Apr-05	—		0.98
28-Apr-05	—		0.98
29-Apr-05	—		0.98
	72,300	3,443	20.29	$0.97

2-May-05	15,000		1.05
3-May-05	100		1
4-May-05	—		1
5-May-05	—		1
6-May-05	—		1
9-May-05	—		1
10-May-05	—		1
11-May-05	—		1
12-May-05	—		1
13-May-05	2,000		1.1
16-May-05	16,000		1.16
17-May-05	—		1.16
18-May-05	100		1.17
19-May-05	5,900		1.25
20-May-05	—		1.25
23-May-05	2,400		1.4
24-May-05	10,600		1.48
25-May-05	2,100		1.48
26-May-05	300		1.48
27-May-05	—		1.48
31-May-05	—		1.48
	54,500	2,595	24.94	$1.19

1-Jun-05	12,000		1.48
2-Jun-05	13,400		1.5
3-Jun-05	7,800		1.48
6-Jun-05	—		1.48
7-Jun-05	—		1.48
8-Jun-05	6,000		1.47
9-Jun-05	600		1.47
10-Jun-05	—		1.47
13-Jun-05	—		1.47
14-Jun-05	—		1.47
15-Jun-05	200		1.47
16-Jun-05	—		1.47
17-Jun-05	—		1.47
20-Jun-05	—		1.47
21-Jun-05	—		1.47
22-Jun-05	—		1.47
23-Jun-05	—		1.47
24-Jun-05	—		1.47
27-Jun-05	14,400		1.47
28-Jun-05	—		1.47
29-Jun-05	—		1.47
30-Jun-05	—		1.47
	54,400	2,473	32.41	$1.47

1-Jul-05	—		1.47
5-Jul-05	—		1.47
6-Jul-05	2,400		1.56
7-Jul-05	3,200		1.8
8-Jul-05	800		1.8
11-Jul-05	2,900		2.15
12-Jul-05	3,900		2.15
13-Jul-05	3,000		2.15
14-Jul-05	—		2.15
15-Jul-05	10,000		2.35
18-Jul-05	13,600		4
19-Jul-05	4,800		3.5
20-Jul-05	4,500		3.5
21-Jul-05	2,000		3
22-Jul-05	600		3
25-Jul-05	—		3
26-Jul-05	—		3
27-Jul-05	3,000		3
28-Jul-05	—		3
29-Jul-05	4,000		3.5
	58,700	2,935	51.55	$2.58

1-Aug-05	18,700		2.97
2-Aug-05	5,800		3
3-Aug-05	6,900		3
4-Aug-05	41,500		2.97
5-Aug-05	4,900		3
8-Aug-05	800		2.97
9-Aug-05	2,000		2.97
10-Aug-05	—		2.97
11-Aug-05	56,800		2
12-Aug-05	8,200		2.15
15-Aug-05	2,000		2.29
16-Aug-05	1,500		2.3
17-Aug-05	4,000		2
18-Aug-05	—		2
19-Aug-05	2,000		2.05
22-Aug-05	200		2
23-Aug-05	6,900		2.25
24-Aug-05	900		2.2
25-Aug-05	300		2.2
26-Aug-05	400		2
29-Aug-05	200		2
30-Aug-05	—		2
31-Aug-05	5,900		2.49
	169,900	7,387	55.78	$2.43

1-Sep-05	4,400		2.5
2-Sep-05	—		2.5
6-Sep-05	—		2.5
7-Sep-05	300		2.26
8-Sep-05	—		2.26
9-Sep-05	7,000		2.25
12-Sep-05	2,000		2.05
13-Sep-05	1,200		1.9
14-Sep-05	700		2.05
15-Sep-05	500		2.1
16-Sep-05	1,000		2.1
19-Sep-05	—		2.1
20-Sep-05	900		2.1
21-Sep-05	—		2.1
22-Sep-05	—		2.1
23-Sep-05	—		2.1
26-Sep-05	—		2.1
27-Sep-05	1,500		2.11
28-Sep-05	7,100		2.24
29-Sep-05	1,200		2.26
30-Sep-05	10,500		2.5
	38,300	1,824	46.18	$2.20

3-Oct-05	2,900		2.49
4-Oct-05	—		2.49
5-Oct-05	6,500		2.5
6-Oct-05	6,900		2.65
7-Oct-05	10,100		2.9
10-Oct-05	3,000		2.88
11-Oct-05	—		2.88
12-Oct-05	2,300		2.65
13-Oct-05	600		2.65
14-Oct-05	1,000		2.65
17-Oct-05	600		2.65
18-Oct-05	5,600		2.79
19-Oct-05	16,800		2.83
20-Oct-05	6,000		2.75
21-Oct-05	209,900		2.79
24-Oct-05	5,900		2.7
25-Oct-05	4,600		2.7
26-Oct-05	10,000		2.7
27-Oct-05	2,500		2.4
28-Oct-05	6,000		2.95
31-Oct-05	100		2.8
	301,300	14,348	56.8	$2.70

1-Nov-05	—		2.8
2-Nov-05	3,600		2.75
3-Nov-05	500		2.75
4-Nov-05	800		2.35
7-Nov-05	100		2.35
8-Nov-05	3,000		2.7
9-Nov-05	—		2.7
10-Nov-05	—		2.7
11-Nov-05	—		2.7
14-Nov-05	200		2.35
15-Nov-05	—		2.35
16-Nov-05	—		2.35
17-Nov-05	—		2.35
18-Nov-05	—		2.35
21-Nov-05	100		2.35
22-Nov-05	—		2.35
23-Nov-05	4,000		2.5
25-Nov-05	—		2.5
28-Nov-05	—		2.5
29-Nov-05	—		2.5
30-Nov-05	300		2.35
	12,600	600	52.6	$2.50

1-Dec-05	9,800		2.35
2-Dec-05	500		2.35
5-Dec-05	15,200		2.3
6-Dec-05	—		2.3
7-Dec-05	—		2.3
8-Dec-05	3,700		2.25
9-Dec-05	2,500		2.1
12-Dec-05	7,800		2.2
13-Dec-05	1,400		2.2
14-Dec-05	10,900		2.7
15-Dec-05	—		2.7
16-Dec-05	—		2.7
19-Dec-05	12,200		2.2
20-Dec-05	2,100		2
21-Dec-05	206,400		2.3
22-Dec-05	58,500		2.8
23-Dec-05	40,700		2.99
27-Dec-05	15,400		3
28-Dec-05	10,800		3.1
29-Dec-05	4,400		2.9
30-Dec-05	20,700		3.3
	423,000	20,143	53.04	$2.53

3-Jan-06	4,000		3.3
4-Jan-06	500		3.1
5-Jan-06	18,000		3.1
6-Jan-06	5,800		3.14
9-Jan-06	2,800		3.1
10-Jan-06	1,200		3.1
11-Jan-06	5,000		2.96
12-Jan-06	5,000		2.96
13-Jan-06	200		2.95
17-Jan-06	100		3.1
18-Jan-06	600		3.1
19-Jan-06	1,800		2.95
20-Jan-06	1,700		3.1
23-Jan-06	8,100		3.11
24-Jan-06	160,700		3.3
25-Jan-06	35,200		3.35
26-Jan-06	276,600		3.3
27-Jan-06	302,300		3.25
30-Jan-06	159,600		3.88
31-Jan-06	395,300		4.04
	1,384,500	69,225	64.19	$3.21

1-Feb-06	27,900		3.8
2-Feb-06	16,000		4
3-Feb-06	25,000		4
6-Feb-06	19,100		3.9
7-Feb-06	100		4
8-Feb-06	10,400		3.84
9-Feb-06	15,500		3.95
10-Feb-06	8,500		3.95
13-Feb-06	10,300		3.65
14-Feb-06	37,900		3.65
15-Feb-06	2,500		3.6
16-Feb-06	6,500		3.53
17-Feb-06	94,800		3.75
21-Feb-06	100		4
22-Feb-06	—		4
23-Feb-06	14,000		3.85
24-Feb-06	23,400		3.85
27-Feb-06	154,000		3.85
28-Feb-06	23,200		3.85
	489,200	25,747	73.02	$3.84

1-Mar-06	14,000		3.77
2-Mar-06	9,000		3.8
3-Mar-06	402,100		4
6-Mar-06	644,000		4
7-Mar-06	57,200		4
8-Mar-06	115,300		4
9-Mar-06	10,700		4.19
10-Mar-06	15,400		4.15
13-Mar-06	22,000		4.11
14-Mar-06	6,500		3.95
15-Mar-06	4,600		3.95
16-Mar-06	18,500		4.1
17-Mar-06	25,600		4
20-Mar-06	125,700		4.36
21-Mar-06	98,900		4.35
22-Mar-06	14,000		4.25
23-Mar-06	3,300		4.26
24-Mar-06	33,200		4.39
27-Mar-06	57,000		4.39
28-Mar-06	7,000		4.38
29-Mar-06	38,900		4.47
30-Mar-06	36,100		4.5
31-Mar-06	58,700		4.5
	1,817,700	79,030	95.87	$4.17

3-Apr-06	129300		4.5
4-Apr-06	46600		4.58
5-Apr-06	28800		4.65
6-Apr-06	12400		4.61
7-Apr-06	30800		4.6
10-Apr-06	267300		4.6
11-Apr-06	22500		4.55
12-Apr-06	24000		4.45
13-Apr-06	5900		4.45
17-Apr-06	58900		4.19
18-Apr-06	16800		4.18
19-Apr-06	48600		3.8
20-Apr-06	7300		4
21-Apr-06	16900		4.2
24-Apr-06	3200		4.2
25-Apr-06	21900		4.22
26-Apr-06	5200		4.35
27-Apr-06	6900		4.29
28-Apr-06	26400		4.3
	779,700	41,037	82.72	$4.35

1-May-06	6200		4.23
2-May-06	16200		4.18
3-May-06	19000		3.9
4-May-06	4400		3.95
5-May-06	8200		3.84
8-May-06	14600		3.96
9-May-06	3000		3.95
10-May-06	0		3.95
11-May-06	6700		3.84
12-May-06	32800		3.65
15-May-06	18200		3.8
16-May-06	16500		3.8
17-May-06	42500		3.7
18-May-06	23500		3.6
19-May-06	6800		3.4
22-May-06	37400		3.25
23-May-06	11200		3.4
24-May-06	6000		3.45
25-May-06	7000		3.45
26-May-06	0		3.45
30-May-06	10000		3.45
31-May-06	15500		3.55
	305,700	13,895	81.75	3.72

1-Jun-06	15600		3.7
2-Jun-06	3000		3.8
5-Jun-06	25400		3.79
6-Jun-06	6000		3.6
7-Jun-06	11000		3.39
8-Jun-06	500		3.2
9-Jun-06	4500		3.2
12-Jun-06	5500		3.1
13-Jun-06	500		3.1
14-Jun-06	500		3.1
15-Jun-06	0		3.1
16-Jun-06	13800		3.05
19-Jun-06	14000		3
20-Jun-06	0		3
21-Jun-06	10300		3.4
22-Jun-06	0		3.4
23-Jun-06	2000		2.99
26-Jun-06	6000		3
27-Jun-06	0		3
28-Jun-06	5000		3.06
29-Jun-06	10500		3.4
30-Jun-06	29300		3.5
	163,400	7,427	71.88	3.27

3-Jul-06	2000		3.44
5-Jul-06	2500		3.45
6-Jul-06	500		3.35
7-Jul-06	0		3.35
10-Jul-06	0		3.35
11-Jul-06	35100		3.42
12-Jul-06	11500		3.4
13-Jul-06	1500		3.3
14-Jul-06	100		3.1
17-Jul-06	23900		3.3
18-Jul-06	0		3.3
19-Jul-06	10100		3.2
20-Jul-06	200		3.15
21-Jul-06	0		3.15
24-Jul-06	700		3.15
25-Jul-06	100		3.15
26-Jul-06	3000		3.41
27-Jul-06	0		3.41
28-Jul-06	0		3.41
31-Jul-06	55400		3.48
	146,600	7,330	66.27	3.31

Exhibit 2

Business Valuation of Certain Equity Instruments Issued by:

ARTISTdirect, Inc.

Date of Value: July 28, 2005

Prepared for

Mr. Robert Weingarten, Chief Financial Officer

ARTISTdirect, Inc.

10900 Wilshire Boulevard, Suite 1400

Los Angeles, CA 90024

January 27, 2006

1990 South Bundy Drive Suite 800 Los Angeles, CA 90025 310/571-3400

Business Valuations Fairness Opinions Solvency Opinions Expert Testimony

Los Angeles Sacramento

January 27, 2006

File No.: 16240

Mr. Robert Weingarten

Chief Financial Officer

ARTISTdirect, Inc.

10900 Wilshire Boulevard, Suite 1400

Los Angeles, CA 90024

Re:               Business Valuation of Certain Equity Instruments Issued by ARTISTdirect, Inc. in Conjunction with the Acquisition of MediaDefender, Inc.

Mr. Weingarten:

Per your request, SANLI PASTORE & HILL, INC. (“SP&H”) has performed a business valuation of certain equity instruments (the “Equity Instruments”) issued by ARTISTdirect, Inc. (the “Company” or “ARTISTdirect”) in conjunction with the acquisition of MediaDefender, Inc. (“MediaDefender”). As of the date of value, July 28, 2005, ARTISTdirect was a Delaware Corporation with headquarters in Los Angeles, California.

PURPOSE OF ASSIGNMENT

The purpose of SP&H’s assignment is to determine the fair market value of the Equity Instruments issued by ARTISTdirect in conjunction with the acquisition of MediaDefender.

FUNCTION OF ASSIGMENT

The function of this valuation is for financial reporting purposes.

DATE OF VALUE

The date of value utilized herein is July 28, 2005, the effective date of the acquisition of MediaDefender.

Sanli Pastore & Hill, Inc.

1990 South Bundy Drive, Suite 800

Los Angeles, California 90025

Telephone: 310/571-3400

Fax: 310/571-3420

www.sphvalue.com

VALUATION METHODOLOGY

We are performing business valuation of the Equity Instruments issued by ARTISTdirect in conjunction with the acquisition of MediaDefender. As part of our valuation analysis, we must first determine the Company’s ability to operate as a going concern.

Standard of Value

We considered the American Society of Appraisers’ (“ASA”) definitions of fair market value, going-concern value, and goodwill:(1)

Fair Market Value: The price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.

Going-Concern Value:  The value of a business enterprise that is expected to continue to operate into the future. The intangible elements of Going concern Value result from factors such as having a trained work force, an operational plant, and the necessary licenses, systems, and procedures in place.

Goodwill: That intangible asset arising as a result of name, reputation, customer loyalty, location, products, and similar factors not separately identified.

Premise of Value

It is essential to determine if a business can be valued as a going concern. Therefore the valuation premise must be concluded to select the appropriate valuation methodology and conduct relevant analyses. The premises of value to be considered are:

(1) “ASA Business Valuation Standards© a Portions of Uniform Standards of Professional Appraisal Practice (USPAP)” Copyright, 2002, American Society of Appraisers. p. 23.

2

1.               Valuation under going-concern conditions:  the business enterprise is valued in continued use, as a mass assemblage of income producing assets and well-managed, efficient employees, as a going-concern business enterprise.

In addition, the ASA defines Going-Concern Value as:

The value of an enterprise, or an interest therein, as a going concern. 2. Intangible elements of value in a business enterprise resulting from factors such as: having a trained work force; an operational plant; and the necessary licenses, systems and procedures in place.

2.               Valuation as an assemblage of assets:  the value in place as a mass assemblage of assets, but not in current use in the production of income, and not as a going-concern business enterprise.

3.               Valuation as an orderly disposition:  the value in exchange, on a piecemeal basis (not part of a mass assemblage of assets), as part of an orderly liquidation.

4.               Valuation as a forced liquidation:  the value in exchange, on a piecemeal basis (not part of a mass assemblage of assets), as part of a forced liquidation; this premise contemplates that the assets of the business enterprise will be sold individually and that they will experience less than normal exposure to the market. A Chapter 7, Bankruptcy Act liquidation is one example.

Based upon the research and analyses discussed in the following report, we valued ARTISTdirect under the premises that it is a going concern business enterprise.

CONCLUSION OF VALUE

Based upon the results of our analyses and procedures, it is our opinion that, as of the date of value, July 28, 2005, the fair market values the Equity Instruments were as follows:

3

Equity Instruments	Fair Market Value
ARTISTdirect Common Stock	$1.43
Warrants / Options: Exercise Price - $2.00, 5 Years	$0.43
Warrants / Options: Exercise Price - $2.00, 7 Years	$0.63
Warrants / Options: Exercise Price - $1.55, 5 Years	$0.55
Warrants / Options: Exercise Price - $1.55, 7 Years	$0.73

LIMITING CONDITIONS

In rendering our opinion, SP&H has relied upon and assumed the accuracy and completeness of all financial and other information that was available to us from both public and private sources, including all the financial information and other information provided to us by ARTISTdirect. We have further relied upon assurances from management of ARTISTdirect and MediaDefender that they are unaware of any facts that would make the information provided to SP&H incomplete or misleading. We disclaim any liability resulting from information provided by management.

Our opinion is necessarily based on economic, market, financial, and other conditions, as they exist, and on the information made available to us, as of the date of value, July 28, 2005.

The report that follows sets forth the information used in arriving at our conclusion.

The valuation analyses performed herein were done in conformity with the Appraisal Foundation’s Uniform Standards of Professional Appraisal Practice. This appraisal is subject to the enclosed “Appraisers’ Certification and Contingent and Limiting Conditions.”  Also enclosed is information about SP&H, including the professional qualifications of the firm’s management and SP&H’s products and services.

Respectfully submitted,

SANLI PASTORE & HILL, INC.

a California Corporation

TP/st/ce

Enclosures

4

TABLE OF CONTENTS

COMPANY PROFILE	3
DATE OF VALUE	3
BUSINESS PROFILE	3
ARTISTdirect	3
MediaDefender	3
History of Transactions between ARTISTdirect and MediaDefender	3
PRODUCTS AND SERVICES	4
ARTISTdirect	4
MediaDefender	5
Definition of the Industry	5
ARTISTdirect	5
MediaDefender	5
SUPPLIERS AND VENDORS	6
ADVERTISING AND MARKETING	6
ARTISTdirect	6
MediaDefender	6
CUSTOMERS	6
COMPANY ORGANIZATION AND STRUCTURE	7
Executive Management	7
ARTISTdirect	7
MediaDefender	8
Determination of Fair Market Compensation of Executive Management	8
Employees	9
ARTISTdirect	9
MediaDefender	9
Outside Advisors	9
Facilities	9
ARTISTdirect	9
MediaDefender	9
Property and Equipment	10
ARTISTdirect	10
MediaDefender	10
FINANCIAL REVIEW AND ANALYSIS	11
ARTISTDIRECT BEFORE THE ACQUISITION	11
Income Statements	11
Balance Sheets	15
Summary	16
MEDIADEFENDER BEFORE THE ACQUISITION	17
Income Statements	17
Balance Sheets	18
Summary	20
Schedule 1A – ARTISTdirect Before the Acquisition – Income Statement	21
Schedule 1B – ARTISTdirect Before the Acquisition – Balance Sheet	22
Schedule 2A – MediaDefender – Income Statement	23
Schedule 2B – MediaDefender – Balance Sheet	24
INDUSTRY ANALYSIS	25
INTERNET PIRACY PROTECTION (“IPP”) INDUSTRY	25
Scope of Software Piracy	25
Forms of Internet Software Piracy	25
Piracy in the Entertainment Industry	27
Forecasts	27

INTERNET CONTENT PROVIDER INDUSTRY	28
Types of Internet Service Providers	28
Consumer Spending on the Internet	28
RETAIL MUSIC INDUSTRY	29
Music Sales	29
Music Shipments to Retail Outlets	29
SUMMARY	30
COMPETITION ANALYSIS	31
ARTISTdirect	31
MediaDefender	32
ECONOMIC ANALYSIS	33
U.S. and California Economies	33
Forecasts for the U.S. Economy	35
Summary	36
VALUATION ANALYSIS	37
Introduction	37
Definition of Fair Market Value	37
Date of Value	37
Methodology	38
Schedule 3A – ARTISTdirect Before the Acquisition - Pro Forma Income Statement	39
Schedule 3B – MediaDefender - Pro Forma Income Statement	41
Schedule 3C – Combined Pro Forma Income Statement	43
Schedule 4 – Development of Equity Discount Rate	45
Schedule 5 – Discounted Cash Flow	50
Schedule 6 – EBIT Multiple Method	55
Schedule 7: Conclusion of Equity Value	58
Schedule 8: Conclusion of Value for Certain Equity Instruments	60
Exhibit 1: Scheduled Interest Payments on Long-Term Debts	65
Exhibit 2: ARTISTdirect Before the Acquisition: Projected Statement of Cash Flow	66
Exhibit 3: MediaDefender — Business Segment: Projected Balance Sheet	67
Exhibit 4: Present Value of Scheduled Debt Payments	68
Exhibit 5: ARTISTdirect Before the Acquisition: Income Statement	69
Exhibit 6: EBIT Calculation	70
Exhibit 7: Volatility of Guideline Companies	71
Appendix A	72
The Process of Business Valuation and Diligence Procedures	72
APPRAISERS CERTIFICATION AND CONTINGENT AND LIMITING CONDITIONS	74

NOTE TO READER:

At the date of value, ARTISTdirect, Inc. had consummated the acquisition of MediaDefender, Inc. The Company Profile, Financial Review and Analysis, Industry Analysis, Competition Analysis, Economic Analysis, and Valuation Analysis sections in this report will include analysis of both companies.

COMPANY PROFILE

DATE OF VALUE

Many events both within and outside a business’ control may cause significant changes in its value. A business’ value can vary from one date to another due to changes in various factors. These changes can occur in, but are not limited to, company management and financial performance, competitive pressures, industry and economic conditions, and investor perceptions. The date of value utilized herein is July 28, 2005, the effective date of the acquisition of MediaDefender.

BUSINESS PROFILE

ARTISTdirect

ARTISTdirect, a publicly traded company, was formed on October 6, 1999 upon its merger with ARTISTdirect, LLC. ARTISTdirect, LLC was a California limited liability company that had operated since August 8, 1996. As of the date of value, ARTISTdirect was an online music entertainment company that provided an integrated offering for music fans, artists, and marketing partners. ARTISTdirect operated the ARTISTdirect network which averaged 13 million visitors and 272 million page views per month.

MediaDefender

MediaDefender, a privately-held Delaware corporation, was founded in July 2000 and was headquartered in Marina Del Rey, California.(1)  MediaDefender, Inc., a wholly owned subsidiary of ARTISTdirect, was in the business of providing IPP solutions for music and/or movies.

History of Transactions between ARTISTdirect and MediaDefender(2)

ARTISTdirect, a publicly traded company, was formed on October 6, 1999 upon its merger with ARTISTdirect, LLC. ARTISTdirect, LLC was a California limited liability company that had operated since August 8, 1996. On July 28, 2005, ARTISTdirect consummated the acquisition (the “Acquisition”) of MediaDefender, a privately held Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger (the

(1) U.S. Securities and Exchange Commission, ARTISTdirect Form 10-QSB, (For the quarterly period ended June 30, 2005).

(2) Ibid.

“Merger Agreement”) entered into by ARTISTdirect, ARTISTdirect Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ARTISTdirect, and MediaDefender. Under the terms of the Merger Agreement, ARTISTdirect Merger Sub, Inc. merged with and into MediaDefender with MediaDefender surviving as a wholly-owned subsidiary of ARTISTdirect. ARTISTdirect agreed to pay $42.5 million in cash to the stockholders of MediaDefender, subject to a holdback of $4.25 million, which had been placed into an escrow account to cover any indemnification claims under the Merger Agreement. ARTISTdirect also incurred an estimated $2.60 million in accounting, legal, and professional fees related to the Acquisition. In addition, ARTISTdirect also incurred finders’ fee of $1,669,855 in common stocks and warrants issued to Messrs. Eric Pulier and Teymour Boutros-Ghali, who were in the Board of Directors.

Pursuant to the Merger Agreement, a Non-Compete Agreement between MediaDefender and Mr. Stefan Kaczmarek, Mr. Jay Mairs, and OnSystems, Inc., (collectively “MediaDefender Stockholders”) was entered into on July 28, 2005. The Non-Compete Agreement, which would be effective between July 28, 2005 and July 28, 2009, prohibited the MediaDefender Stockholders from (1) directly or indirectly serving as owner, employee, creditor, consultant, or otherwise of any company in the IPP industry; (2) directly or indirectly own, manage, operate, join, control, consult, participate, lend money to, invest, or be connected as a partner or stock owner of any company in the IPP industry, provided that the beneficial ownership of less than 5% would not be a violation of the Non-Compete Agreement provisions.

On July 28, 2005, ARTISTdirect and Messrs. Saaf and Herrera entered into a Noncompetition Agreement that was effective beginning July 28, 2005 and ending on the four-year anniversary. The Noncompetition Agreement prohibited Messrs. Saaf and Herrera from (1) engaging in certain competitive business activities, (2) soliciting MediaDefender or ARTISTdirect customers, (3) soliciting existing employees of MediaDefender or ARTISTdirect, and (4) revealing any confidential information regarding MediaDefender or ARTISTdirect. In consideration, Messrs. Saaf and Herrera would each receive a cash payment of $525,000 on December 31, 2006.

PRODUCTS AND SERVICES

ARTISTdirect

As of the date of value, ARTISTdirect was an online music entertainment company that provided an integrated offering for music fans, artists, and marketing partners. ARTISTdirect operated the ARTISTdirect network - which averaged 13 million visitors and 272 million page views per month - consisting of:

•                  ARTISTdirect.com (www.artistdirect.com) featured its music search engine and database containing information on more than 500,000 artists. The website provided free music downloads, and a full service online shopping mall, ARTISTdirect Superstore.

•                  The Ultimate Band List (the “UBL”) (www.ubl.com) was a comprehensive online music search engine and resource for music information. The UBL provided information on artists across numerous musical genres, featuring news, concert information, artist biographies, album reviews, promotions, music samples, and downloads.

•                  Loserkids.com (www.loserkids.com) was an online store and community site offering CDs, chat and community area, and multimedia content for alternative rock, punk, metal, and hard rock artists.

MediaDefender

At the date of value, MediaDefender was a leading provider of anti-piracy solutions in the Internet-piracy-protection (“IPP”) industry. MediaDefender’s solutions included technical, non-evasive countermeasures that frustrated attempts of peer-to-peer (“P2P”) network users in locating, copying, and sharing unauthorized copyrighted materials. These solutions relied on proprietary software and an information-technology infrastructure. MediaDefender’s customers included major music and entertainment companies that relied on MediaDefender to thwart illegal downloading of music, movies, and other types of media files.

Definition of the Industry

ARTISTdirect

Based on industry research, as well as our own analysis of the Company, ARTISTdirect could be classified under Standard Industrial Classification (“SIC”) code 7389 – Business Services, Not Elsewhere Classified. The SIC Manual (1987) defines this SIC code as: (3)

Establishments primarily engaged in furnishing business services, not elsewhere classified, such as bondspersons, drafting services, lecture bureaus, notaries public, sign painting, speakers’ bureaus, water softening services, and auctioneering services, on a commission or fee basis. Auctions of used cars and agricultural commodities, such as livestock and produce, are classified in wholesale trade.

MediaDefender

MediaDefender could be classified under SIC code 7371 – Computer Programming Services, which is defined by SIC Manual (1987) as: (4)

Establishments primarily engaged in providing computer programming services on a contract or fee basis. Establishments of this business

(3) Office of Management and Budget (“OMB”), Executive Office of the President, Standard Industrial Classification Manual, (1987).

(4) OMB, 1987 SIC.

perform a variety of additional services, such as computer software design and analysis; modifications of customer software; and training in the use of custom software.

SUPPLIERS AND VENDORS

ARTISTdirect’s third-party vendors included Alliance Entertainment and Benn Co., which assisted in supplying and distributing the Company’s music merchandise. Alliance Entertainment, a company that distributed CDs, videos, DVDs, games, and other related products to home entertainment retailers, fulfilled about 93% of ARTISTdirect’s customer orders.

ADVERTISING AND MARKETING

ARTISTdirect

As of the date of value, ARTISTdirect advertised through its websites: www.artistdirect.com, www.loserkids.com, and www.ubl.com.

In 2005, ARTISTdirect implemented a new business initiative to create global awareness of ARTISTdirect brands, as well as to increase traffic to its websites.(5)  Through ARTISTdirect’s relationships with key people in the music and entertainment industry, ARTISTdirect developed sponsorship opportunities with major corporations. These opportunities included cause-based programs in various parts of the world in conjunction with music and entertainment celebrities.

MediaDefender(6)

As of the date of value, MediaDefender used press releases along with sales presentations to potential customers for its advertising and marketing.

CUSTOMERS

ARTISTdirect(7)

As of the date of value, ARTISTdirect.com and Loserkids.com’s customers were music fans who bought music and other related products online. The UBL was utilized by industry professionals and recording artists as an online information resource.

(5) Form 10-QSB, June 30, 2005.

(6) Per MediaDefender management.

(7) http://www.hoovers.com

MediaDefender(8)

As of the date of value, MediaDefender’s customers included major record companies and movie studios. MediaDefender did not have any long-term service contracts with any of its customers, although it had short-term or month-to-month service agreements.

Customer	Commencement of the Relationship

Sony Pictures(9)	Summer 2001
Paramount	Fall 2002
20th Century Fox	May 2002
Disney	Early 2002
Dreamworks	Mid 2002
Lion Gate	Early 2003
Universal	Summer 2001

Source: Per MediaDefender Management

COMPANY ORGANIZATION AND STRUCTURE

Executive Management

ARTISTdirect(10)

As of the date of value, Mr. Jonathan Diamond was the Chief Executive Officer (“CEO”) of ARTISTdirect.(11)  Since taking over as CEO in October 2003, Mr. Diamond had restructured the ARTISTdirect’s management team and had attracted new sources of funding for the Company. A music industry veteran, Mr. Diamond had founded and/or directed the following companies since 1984: GRP Records, CDNow, N2K, ARTISTdirect, and YouthStream Media Networks. Mr. Diamond entered into an employment agreement on September 29, 2003 with the Company, which provided for an annual salary of $185,000, a signing bonus of $4,315 and a car allowance $650 per month.

On January 1, 2005, the Company entered into a one-year consulting agreement with Mr. Turner to serve as the Company’s Executive Vice President with a base annual salary of $120,000 per year plus certain benefits. Mr. Turner had been a senior level management and entrepreneur for over twenty years. He was also a noted recording musician, artist manager, record producer, new media pioneer, marketing executive, and fundraiser.

(8) Per MediaDefender management.

(9) Although there was no formal contract term between MediaDefender and Sony Pictures, there was an agreement that stipulated Sony Pictures would agree to spend $600,000 on MediaDefender services. As of the date of value, MediaDefender management estimated that Sony Pictures had a remaining $200,000 to pay MediaDefender under the agreement.

(10) U.S. Securities and Exchange Commission, ARTISTdirect Form 10-K, (For the fiscal year ended December 31, 2004).

(11) http://www.artistdirect.com

Mr. Robert Weingarten was the Chief Financial Officer (“CFO”) and Secretary of the Company as of the date of value.(12)  Mr. Weingarten had served as an officer to various companies in the following capacities: (1) CFO of YouthStream Media Networks, Inc., (2) CFO, President, and Chairman of the Board of Aries Ventures, Inc.,  and (3) CFO of Resource Ventures, Inc. In 2004, Mr. Weingarten had a salary of $120,000 along with other benefits.

MediaDefender(13)

As of the date of value, Mr. Randy Saaf was MediaDefender’s President and CEO. His responsibilities included strategic management of MediaDefender and its technology, along with sales and business development.

Mr. Octavio Herrera was the Vice President of Business Development and CFO of MediaDefender. His responsibilities included the financial operation of MediaDefender, along with sales and business development.

Pursuant the Merger Agreement, ARTISTdirect entered into Employment Agreements with Mr. Randy Saaf, who would serve as MediaDefender’s CEO, and Mr. Octavio Herrera, who would become MediaDefender’s President. Messrs. Saaf and Herrera would each receive a base salary of no less than $350,000 per year and a performance bonus of up to $350,000 during the initial term of the Employment Agreements, which would continue until December 31, 2008. In case of termination “without cause,” Messrs. Saaf and Herrera would be entitled to receive twelve months of severance pay at a rate of 100% of their monthly salary, in addition to a pro-rata portion of their performance bonus.

Determination of Fair Market Compensation of Executive Management

To determine the economic profitability for ARTISTdirect and MediaDefender, an adjustment must be made to the owner’s compensation. To illustrate this point, imagine a hypothetical company that generates $3,000 in profit per month and employs only one person. Furthermore, this employee receives no compensation for his services. If the employee ought to command a fair market wage of $2,000 per month, then the true economic profitability of the company (in this hypothetical example) is $1,000. By not paying fair market compensation, the company reported profits above their economic level.

To determine if the ARTISTdirect and MediaDefender’s officers were compensated at fair market levels for their services, SP&H obtained market research data from various sources for compensation of executives.(14)  Based on the analysis of the above-mentioned

(12) http://www.hoovers.com

(13) Per MediaDefender management.

(14) In conducting the compensation research, SP&H used www.salary.com, www.salaryexpert.com, the U.S. Department of Labor Occupational Employment Statistics, and The Employer Group 2004 Executive Compensation Survey.

executives, their responsibilities, and comparison with market compensation data, SP&H concluded that all officers were compensated at fair market levels.

Employees

ARTISTdirect

As of March 31, 2005, ARTISTdirect had 15 full-time employees and five part-time consultants.(15)

MediaDefender

As of July 28, 2005, MediaDefender had 33 full-time employees. Eleven employees were software developers, sixteen employees were in technical operations, two employees were in administrative positions, one employee was in sales, one employee was in business development, and the remaining two employees were executives profiled in the Management section above.

Outside Advisors

At the date of value, Gumbiner Savett Inc. Certified Public Accountants & Business Advisors, provided ARTISTdirect and MediaDefender with accounting services, including auditing and reviewing financial statements and preparing tax returns. Gumbiner Savett Inc. was located in Santa Monica, California. Sheppard, Mullin, Richter, & Hampton, LLP, located in Los Angeles, California, provided legal counsel for the Acquisition.

Facilities(16)

ARTISTdirect

As of the date of value, ARTISTdirect’s principal corporate offices were located at 10900 Wilshire Boulevard, Suite 1400 in Los Angeles, California. These offices were leased from Radar Pictures, Inc., which was a company owned by Mr. Ted Field, ARTISTdirect’s Chairman. ARTISTdirect’s lease was on a month-to-month agreement. As of the date of value, ARTISTdirect’s monthly rental was $7,500.

MediaDefender

As of the date of value, the MediaDefender leased 3,600 square feet of office space at 4505 Glencoe Avenue in Marina Del Rey, California. The monthly rent for this office space was $8,100.

(15) U.S. Securities and Exchange Commission, ARTISTdirect Form 10-K, (For the fiscal year ended December 31, 2004).

(16) Form 10-QSB, June 30, 2005.

Property and Equipment

ARTISTdirect

The book value of ARTISTdirects’s property and equipment as of June 30, 2005 was $84,000 (see Schedule 1B, page 22).

MediaDefender

The book value of MediaDefender’s property and equipment as of July 31, 2005 are indicated in the table below:

Fixed Assets	Book Value

Computer Equipment	$2,328,821
Computer Software not in service	$49,153
Less: Accumulated Depreciation	($629,291)

Book Value	$1,748,638

Source: MediaDefender’s drafted balance sheet as of July 31, 2005 (see Schedule 2B, page 24).

FINANCIAL REVIEW AND ANALYSIS

ARTISTDIRECT BEFORE THE ACQUISITION

SP&H analyzed ARTISTdirect’s Form 10-K/A for the year ended December 31, 2004 and Form 10-QSB for the six months ended June 30, 2005. SP&H annualized the six-month financial statement (“2005A”) for our analysis. ARTISTdirect’s income statements and balance sheets are presented in Schedules 1A and 1B on pages 21 and 22, respectively.

Income Statements

•                  Total Revenues was composed of sales from E-Commerce and Media. Sales from E-Commerce decreased from $4,713,000 in 2002 to $2,574,000 in 2005A, while sales from Media increased from $924,000 in 2002 to $6,344,000 in 2005A. Although sales from E-Commerce decreased between 2002 to 2004, E-Commerce remained a higher percentage of Total Revenues than Media. However, in 2005A, E-Commerce as a percentage of Total Revenues was 28.9%, while Media as a percentage of Total Revenues was 71.1%.

Sales of E-Commerce and Media

as a Percentage of Total Revenues

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

•                  Total Cost of Revenues (“Total COR”) declined from $9,415,000 in 2002 to $3,552,000 before increasing to $5,286,000 in 2005A.

Total Cost of Revenues

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

•                  Total COR as a percentage of Total Revenues declined from 167.0% in 2002 to 59.3% in 2005A. Gross Profit as a percentage of Total Revenues increased from (67.0%) in 2002 to 40.7% in 2005A.

Total Cost of Revenues and Gross Profit

as a Percentage of Total Revenues

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

•                  From 2002 to 2005A, the decrease in Total Operating Expenses was caused by a decline in the following expenses: (1) Sales and Marketing from $1,760,000 to $154,000, (2) General and Administrative from $7,323,000 to $$2,884,000, (3) Stock-Based Compensation from $1,897,000 to $46,000, and (4) Depreciation and Amortization from $2,814,000 to $110,000.

Total Operating Expenses

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

•                  Income/Loss from Operations as a percentage of Total Revenues improved from (327.4%) or ($18,455,000) in 2002 to 4.9% or $438,000 in 2005A.

Income/Loss From Operations as a Percentage of Total

Revenues

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

•                  Income/Loss from Continuing Operations improved from a loss of ($17,723,000) or (314.4%) of Revenues in 2002 to an income of $458,000 or 5.1% of Revenues in 2005A.

Income/(Loss) from Continuing Operations

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

•                  From 2002 to 2004, Loss Before Cumulative Effect of Change in Accounting Principal declined from ($48,192,000) to ($16,446,000). This Loss was driven by a decline in Net Interest Income, discontinued operations of IMusic Record Label, and a loss in Equity Investment in ARTISTdirect Records, LLC. In 2005A, ARTISTdirect realized an Income Before Cumulative Effect of Change in Accounting Principal of $21,266,000, which resulted from a Gain from Sale of Interest in ARTISTdirect Records, LLC. This resulted from a sale of interest in ARTISTdirect Records, LLC that occurred on February 28, 2005.

Income/Loss Before Cumulative Effect of

Change in Accounting Principle

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

•                  Pre-tax Income/Loss as a percentage of Total Net Revenues improved from (854.9%) or ($48,192,000) in 2002 to (64.4%) or ($3,311,000) in 2004. Pre-tax Income/Loss as a percentage of Total Net Revenues was 238.5% or $21,266,000 in 2005A.

Pre-Tax Income/Loss

as a Percentage of Total Net Revenues

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

Balance Sheets

•                  Total Assets declined from $15,925,000 at December 31, 2002 (“YE 2002”) to $2,413,000 at YE 2004, before increasing to $4,034,000 as of June 30, 2005.

Total Assets

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

•                  Total Current Liabilities increased from $3,655,000 at YE 2002 to $20,732,000 at YE 2004, and decreased to $3,233,000 as of June 30, 2005. Total Non-Current Liabilities was $8,816,000 at FYE 2002, before decreasing to $0 at YE 2003 and 2004, and as of June 30, 2005.

Total Current and Non-Current Liabilities

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

•                  Total Stockholders’ Equity as a percentage of Total Liabilities and Stockholders’ Equity decreased from 21.7% or $3,454,000 at YE 2001 to (839.6%) or ($20,259,000) at YE 2004, before increasing to 19.9% or $801,000 as of June 30, 2005.

Total Stockholders’ Equity as a Percentage of

Total Liabilities and Stockholder’s Equity

Sources: ARTISTdirect Form 10K/A for the year ended December 31, 2004 and ARTIST direct Form 10-QSB for the six months ended June 30, 2005.

Summary

Total Revenue fluctuated each year from 2002 to 2005A. From 2002 to 2005A, Total COR and Total Operating Expenses as a percentage of Total Revenue decreased each year, while Gross Profit increased each year. ARTISTdirect realized Loss from Continuing Operations and Pre-tax Loss from 2002 to 2004, after which it showed Income from Continuing Operations and Pre-Tax Income in 2005A.

Total Assets decreased each year at YE 2001 to YE 2004, after which it increased as of June 30, 2005. Total Current Liabilities increased each year at YE 2002 to YE 2004, and decreased as of June 30, 2005. Total Non-Current Liabilities remained at $0 between YE 2003 and YE 2004, and as of June 30, 2005. Total Stockholders’ Equity decreased each year from YE 2002 to YE 2004, before increasing as of June 30, 2005.

MEDIADEFENDER BEFORE THE ACQUISITION

SP&H analyzed MediaDefender’s unaudited financial statements for the years ended December 31, 2001 through 2003, audited financial statements for the year ended December 31, 2004, unaudited internally prepared financial statements for the first six months ending July 31, 2005, and a drafted balance sheet as of July 31, 2005. SP&H annualized the six-month financial statement (“2005A”) for our analysis. MediaDefender’s income statements and balance sheets are presented in Schedules 2A and 2B on pages 23 and 24, respectively.

Income Statements

•                  MediaDefender’s Revenues increased for the period under review from $43,998 in 2001 to $11,250,370 in 2005A.

Revenues

Sources: Media Defender’s unaudited financial statements for the years ended December 31, 2001 through 2003,

Media Defender’s audited financial statements for the year ended December 31, 2004 and

Media Defender’s internally complied financial statement for the six months ended June 30, 2005

•                  The significant growth in Revenues reflected the Company’s start-up phase in 2001 and the subsequent establishment over the next three years of the customer base described on pages 6 and 7.

•                  Cost of Goods Sold (“COGS”) was $0 in 2001 through 2003, before increasing to $3,802,807, or 36.1% of Revenues and $3,343,062, or 29.7% of Revenues in 2004 and 2005A, respectively.(17)  COGS was $0 from 2001 through 2003 because COGS was classified under Operating Expenses in those years. Total Operating Expenses as a percentage of Revenues decreased from 1,743.0% in 2001 to 11.4% in 2004 before increasing to 12.8% in 2005A.

(17) COGS included Salaries & Wages, Bandwidth, Amortization, Depreciation, and Employee Benefit for 2004 and 2005.

COGS and Total Operating Expenses

Sources: Media Defender’s unaudited financial statements for the years ended December 31, 2001 through 2003,

Media Defender’s audited financial statements for the year ended December 31, 2004 and

Media Defender’s internally complied financial statement for the six months ended June 30, 2005

•                  Loss/Income Before Provision for Income Taxes increased from a net loss of ($722,909), or (1,643.0%) of Revenues in 2001 to a profit of $4,372,047, or 41.5% of Revenues in 2004. On an annualized basis, Loss/Income Before Provision for Income Taxes in 2005 increased to $5,461,612, or 48.5% of Revenues.

Income/Loss Before Provision For Income Taxes

Sources: Media Defender’s unaudited financial statements for the years ended December 31, 2001 through 2003,

Media Defender’s audited financial statements for the year ended December 31, 2004 and

Media Defender’s internally complied financial statement for the six months ended June 30, 2005

Balance Sheets

•                  Total Assets consisted mostly of Cash, Account/Trade Receivable, and Computer Equipment. Cash as a percentage of Total Assets declined from 53.5% at 2001 to 17.1% at December 31, 2004, before increasing to 33.9% as of June 30, 2005. Account/Trade Receivable as a percentage of Total Assets increased from 2.6% at

2001 to 22.6% as of June 30, 2005. Computer Equipment as a percentage of Total Assets increased from 0.0% in 2001 to 52.9% in 2003, before decreasing to 47.9% in 2004 and 39.9% as of June 30, 2005. During the period under review, the increase in Total Assets resulted from increasing Revenues and Net Income.

Total Assets

Sources: Media Defender’s unaudited financial statements for the years ended December 31, 2001 through 2003,

Media Defender’s audited financial statements for the year ended December 31, 2004 and

Media Defender’s internally complied financial statement for the six months ended June 30, 2005

* As of June 30, 2005

•                  Total Current Liabilities as a percentage of Total Liabilities and Owner’s Equity fluctuated from 4.8% to 25.7% for the period under review. Total Long-Term Liabilities as a percentage of Total Liabilities and Owner’s Equity increased from 0% in 2001 and 2002 to 9.1% as of June 30, 2005.

Total Current and Long-Term Liabilities

Sources: Media Defender’s unaudited financial statements for the years ended December 31, 2001 through 2003,

Media Defender’s audited financial statements for the year ended December 31, 2004 and

Media Defender’s internally complied financial statement for the six months ended June 30, 2005

* As of June 30, 2005

•                  Total Owners’ Equity was composed of Common Stock, Stock Subscription Receivable, and Retained Earnings, with Common Stock comprising the largest percentage of Total Owners’ Equity for the period under review. Total Owners’ Equity as a percentage of Total Liabilities and Owners’ Equity decreased from 95.2% at 2001 to 63.4% at 2004, and was 83.5% as of June 30, 2005.

Total Owners’ Equity

Sources: Media Defender’s unaudited financial statements for the years ended December 31, 2001 through 2003,

Media Defender’s audited financial statements for the year ended December 31, 2004 and

Media Defender’s internally complied financial statement for the six months ended June 30, 2005

* As of June 30, 2005

•                  Total Owners’ Equity increased overall from December 31, 2001 to December 31, 2004. As of July 31, 2005, Total Owners’ Equity decreased as a result of acquisition accounting.

Summary

Revenue and Net Income increased significantly each year from 2001 to 2005A. This occurred as the Company began start-up operations in 2001 and subsequently established a growing customer base.

Total Assets and Owners’ Equity also increased each year from 2001 to 2004 as result of the growth in Revenues and Net Income.

Schedule 1A
ARTISTdirect, Inc.
ARTISTdirect Before the Acquisition
Income Statements
For Years Ended December 31,

	2002		2003		2004		2005*		2005A
	(1)		(2)		(3)		(4)		(5)

Revenues
E-Commerce	$4,713,000	83.6%	$3,459,000	74.7%	$2,994,000	58.2%	$1,287,000	28.9%	$2,574,000	28.9%
Media	924,000	16.4%	1,173,000	25.3%	2,149,000	41.8%	3,172,000	71.1%	6,344,000	71.1%
Total Revenues	$5,637,000	100.0%	$4,632,000	100.0%	$5,143,000	100.0%	$4,459,000	100.0%	$8,918,000	100.0%

Cost of Revenues
Direct Cost of Product Sales	$3,593,000	63.7%	$2,552,000	55.1%	$3,034,000	59.0%	$2,405,000	53.9%	$4,810,000	53.9%
Other Cost of Revenue	2,738,000	48.6%	1,034,000	22.3%	518,000	10.1%	238,000	5.3%	476,000	5.3%
Stock-Based Compensation	3,084,000	54.7%	33,000	0.7%	0	0.0%	0	0.0%	0	0.0%
Total Cost of Revenues	$9,415,000	167.0%	$3,619,000	78.1%	$3,552,000	69.1%	$2,643,000	59.3%	$5,286,000	59.3%

Gross Profit	$(3,778,000)	-67.0%	$1,013,000	21.9%	$1,591,000	30.9%	$1,816,000	40.7%	$3,632,000	40.7%

Operating Expenses
Web-Site Development	$53,000	0.9%	$5,000	0.1%	$0	0.0%	$0	0.0%	$0	0.0%
Sales and Marketing	1,760,000	31.2%	410,000	8.9%	167,000	3.2%	77,000	1.7%	154,000	1.7%
General & Administrative	7,323,000	129.9%	4,134,000	89.2%	2,676,000	52.0%	1,442,000	32.3%	2,884,000	32.3%
Provision for Doubtful Accounts	42,000	0.7%	83,000	1.8%	110,000	2.1%	0	0.0%	0	0.0%
Stock-Based Compensation	1,897,000	33.7%	527,000	11.4%	7,000	0.1%	23,000	0.5%	46,000	0.5%
Depreciation & Amortization	2,814,000	49.9%	1,014,000	21.9%	223,000	4.3%	55,000	1.2%	110,000	1.2%
Loss From Impairment of Goodwill	788,000	14.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Loss From Sales of Property and Equipment	0	0.0%	2,225,000	48.0%	0	0.0%	0	0.0%	0	0.0%
Total Operating Expenses	$14,677,000	260.4%	$8,398,000	181.3%	$3,183,000	61.9%	$1,597,000	35.8%	$3,194,000	35.8%

Income / (Loss) from Operations	$(18,455,000)	-327.4%	$(7,385,000)	-159.4%	$(1,592,000)	-31.0%	$219,000	4.9%	$438,000	4.9%

Non-Recurring Items
Loss from Equity Investment	$(16,000)	-0.3%	$(64,000)	-1.4%	$0	0.0%	$0	0.0%	$0	0.0%
Interest Income, Net	748,000	13.3%	146,000	3.2%	29,000	0.6%	10,000	0.2%	20,000	0.2%
Forgiveness of Debt by Officer	0	0.0%	411,000	8.9%	0	0.0%	0	0.0%	0	0.0%
Gain from Sale of Tradename	0	0.0%	0	0.0%	500,000	9.7%	0	0.0%	0	0.0%
Total Non-Recurring Items	$732,000	13.0%	$493,000	10.6%	$529,000	10.3%	$10,000	0.2%	$20,000	0.2%

Loss From Continuing Operations	$(17,723,000)	-314.4%	$(6,892,000)	-148.8%	$(1,063,000)	-20.7%	$229,000	5.1%	$458,000	5.1%

Income / (Loss) from Discontinued Operations
Agency Business	$147,000	2.6%	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%
iMusic Record Label	(1,380,000)	-24.5%	(298,000)	-6.4%	(137,000)	-2.7%	0	0.0%	0	0.0%
ARTISTdirect Records, LLC	0	0.0%	0	0.0%	(2,111,000)	-41.0%	(271,000)	-6.1%	(271,000)	-3.0%
Gain from Sale of Interest in ARTISTdirect Records, LLC	0	0.0%	0	0.0%	0	0.0%	21,079,000	472.7%	21,079,000	236.4%
Equity Investment in ARTISTdirect Records, LLC	(29,236,000)	-518.6%	(9,256,000)	-199.8%	0	0.0%	0	0.0%	0	0.0%
Total Income / (Loss) from Discontinued Operations	$(30,469,000)	-540.5%	$(9,554,000)	-206.3%	$(2,248,000)	-43.7%	$20,808,000	466.7%	$20,808,000	233.3%

Income / (Loss) Before Cumulative Effect of Change in Accounting Principal	$(48,192,000)	-854.9%	$(16,446,000)	-355.1%	$(3,311,000)	-64.4%	$21,037,000	471.8%	$21,266,000	238.5%

Cumulative Effect of Consolidation of ARTISTdirect Records, LLC	$0	0.0%	$(5,255,000)	-113.4%	$0	0.0%	$0	0.0%	$0	0.0%

Pre-Tax Income / Loss	$(48,192,000)	-854.9%	$(21,701,000)	-468.5%	$(3,311,000)	-64.4%	$21,037,000	471.8%	$21,266,000	238.5%

Sources:

ARTISTdirect, Inc Form 10-K/A for the year ended December 31, 2004.

ARTISTdirect, Inc Form 10-QSB for the six months ended June 30, 2005

*  For the six months ended June 30, 2005.

Schedule 1B
ARTISTdirect, Inc.
ARTISTdirect Before the Acquisition
Balance Sheets
As of December 31,

	2002		2003		2004		As of June 30, 2005
	(1)		(2)		(3)		(4)

Assets

Current Assets
Cash & Cash Equivalent	$1,910,000	12.0%	$719,000	23.9%	$1,156,000	47.9%	$683,000	16.9%
Restricted Cash	2,157,000	13.5%	350,000	11.6%	175,000	7.3%	177,000	4.4%
Short-Term Investments	6,124,000	38.5%	1,022,000	34.0%	0	0.0%	0	0.0%
Account Receivable, Net	426,000	2.7%	287,000	9.5%	751,000	31.1%	2,310,000	57.3%
Inventory	0	0.0%	0	0.0%	0	0.0%	252,000	6.2%
Prepaid Expenses and Other Current Assets	1,220,000	7.7%	289,000	9.6%	196,000	8.1%	71,000	1.8%
Assets of Discontinued Operations	0	0.0%	57,000	1.9%	16,000	0.7%	0	0.0%
Total Current Assets	$11,837,000	74.3%	$2,724,000	90.6%	$2,294,000	95.1%	$3,493,000	86.6%

Property and Equipment, Net	$3,629,000	22.8%	$267,000	8.9%	$99,000	4.1%	$84,000	2.1%

Investments in Affiliated Companies	$64,000	0.4%	$0	0.0%	$0	0.0%	$0	0.0%

Other Non-Current Assets
Deferred Acquisition Cost	$0	0.0%	$0	0.0%	$0	0.0%	$437,000	10.8%
Other Non-Current Assets	395,000	2.5%	15,000	0.5%	20,000	0.8%	20,000	0.5%
Total Non-Current Assets	$395,000	2.5%	$15,000	0.5%	$20,000	0.8%	$457,000	11.3%

Total Assets	$15,925,000	100.0%	$3,006,000	100.0%	$2,413,000	100.0%	$4,034,000	100.0%

Liabilities and Owners’ Equity

Current Liabilities
Account Payable	$493,000	3.1%	$215,000	7.2%	$538,000	22.3%	$1,392,000	34.5%
Accrued Expenses	3,018,000	19.0%	1,022,000	34.0%	1,274,000	52.8%	1,177,000	29.2%
Liabilities of Discontinued Operations	0	0.0%	17,402,000	578.9%	18,920,000	784.1%	150,000	3.7%
Accrued Management Bonus	0	0.0%	0	0.0%	0	0.0%	125,000	3.1%
Accrued Expenses Related to Pending Acquisition	0	0.0%	0	0.0%	0	0.0%	389,000	9.6%
Deferred Revenue	144,000	0.9%	0	0.0%	0	0.0%	0	0.0%
Total Current Liabilities	$3,655,000	23.0%	$18,639,000	620.1%	$20,732,000	859.2%	$3,233,000	80.1%

Non-Current Liabilities
Liabilities Associated with Record Label Joint Venture	$7,699,000	48.3%	$0	0.0%	$0	0.0%	$0	0.0%
Deferred Rent and Other Long-Term Liabilities	1,117,000	7.0%	0	0.0%	0	0.0%	0	0.0%
Total Non-Current Liabilities	$8,816,000	55.4%	$0	0.0%	$0	0.0%	$0	0.0%

Minority Interest - Discontinued Operations	$0	0.0%	$1,312,000	43.6%	$1,940,000	80.4%	$0	0.0%

Stockholders’ Equity
Common Stock	$38,000	0.2%	$38,000	1.3%	$38,000	1.6%	$38,000	0.9%
Treasury Stock	(3,442,000)	-21.6%	(3,442,000)	-114.5%	(3,442,000)	-142.6%	(3,442,000)	-85.3%
Deferred Compensation	(440,000)	-2.8%	0	0.0%	0	0.0%	(40,000)	-1.0%
Additional Paid-In-Capital	208,208,000	1307.4%	209,128,000	6957.0%	209,135,000	8667.0%	209,198,000	5185.9%
Accumulated Deficit	(200,978,000)	-1262.0%	(222,679,000)	-7407.8%	(225,990,000)	-9365.5%	(204,953,000)	-5080.6%
Unrealized Gain On Available for Sale Investment	68,000	0.4%	10,000	0.3%	0	0.0%	0	0.0%
Total Stockholders’ Equity	$3,454,000	21.7%	$(16,945,000)	-563.7%	$(20,259,000)	-839.6%	$801,000	19.9%

Total Liabilities and Shareholders’ Equity	$15,925,000	100.0%	$3,006,000	100.0%	$2,413,000	100.0%	$4,034,000	100.0%

Sources:

ARTISTdirect, Inc Form 10-K/A for the year ended December 31, 2004.

ARTISTdirect, Inc Form 10-QSB for the six months ended June 30, 2005

Schedule 2A
ARTISTdirect, Inc
MediaDefender - Business Segment
Income Statements
For Years Ended December 31,

	2001		2002		2003		2004		2005		2005A
	(1)		(2)		(3)		(4)		(5)		(6)

Revenues	$43,998	100.0%	$2,412,138	100.0%	$5,837,099	100.0%	$10,522,483	100.0%	$5,625,185	100.0%	$11,250,370	100.0%

Cost of Goods Sold	0	0.0%	0	0.0%	0	0.0%	3,802,807	36.1%	1,671,531	29.7%	3,343,062	29.7%

Gross Profit	$43,998	100.0%	$2,412,138	100.0%	$5,837,099	100.0%	$6,719,676	63.9%	$3,953,654	70.3%	$7,907,308	70.3%

Operating Expenses
Amortization	$18,468	42.0%	$149,830	6.2%	$175,383	3.0%	$0	0.0%	$0	0.0%	$0	0.0%
Automobile Expense	0	0.0%	31,024	1.3%	29,048	0.5%	0	0.0%	16,965	0.3%	33,930	0.3%
Charitable Contribution	0	0.0%	2,500	0.1%	2,500	0.0%	0	0.0%	0	0.0%	0	0.0%
Computer Supplies	0	0.0%	7,634	0.3%	22,730	0.4%	0	0.0%	0	0.0%	0	0.0%
Depreciation	0	0.0%	9,328	0.4%	358,183	6.1%	0	0.0%	252,983	4.5%	505,966	4.5%
Dues & Subscriptions	1,285	2.9%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Insurance	1,272	2.9%	15,135	0.6%	46,073	0.8%	0	0.0%	3,468	0.1%	6,936	0.1%
Interest	761	1.7%	10,310	0.4%	9,693	0.2%	1,247	0.0%	2,991	0.1%	5,982	0.1%
Internet Access Fees	9,186	20.9%	248,945	10.3%	1,347,857	23.1%	0	0.0%	0	0.0%	0	0.0%
Legal & Professional	18,733	42.6%	84,766	3.5%	158,424	2.7%	0	0.0%	21,793	0.4%	43,586	0.4%
Marketing	0	0.0%	0	0.0%	31,660	0.5%	0	0.0%	0	0.0%	0	0.0%
Office Expense	3,334	7.6%	18,024	0.7%	37,807	0.6%	0	0.0%	22,838	0.4%	45,676	0.4%
Outside Services	127,618	290.1%	102,205	4.2%	11,910	0.2%	0	0.0%	0	0.0%	0	0.0%
Pension Plan Contribution	0	0.0%	0	0.0%	27,210	0.5%	0	0.0%	22,061	0.4%	44,122	0.4%
Postage	0	0.0%	0	0.0%	0	0.0%	0	0.0%	4,109	0.1%	8,218	0.1%
Promotion & Marketing	385,260	875.6%	230,557	9.6%	0	0.0%	0	0.0%	4,707	0.1%	9,414	0.1%
Public Relations	110,088	250.2%	78,068	3.2%	9,052	0.2%	0	0.0%	0	0.0%	0	0.0%
Recruiting	0	0.0%	0	0.0%	0	0.0%	0	0.0%	15,381	0.3%	30,762	0.3%
Rent Expense	32,988	75.0%	35,963	1.5%	52,516	0.9%	0	0.0%	4,650	0.1%	9,300	0.1%
Salaries and Wages	38,025	86.4%	705,039	29.2%	1,416,422	24.3%	0	0.0%	251,796	4.5%	503,592	4.5%
Software Licensing Fee	0	0.0%	200,000	8.3%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Supplies	3,000	6.8%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Tax & License	3,845	8.7%	46,777	1.9%	89,297	1.5%	0	0.0%	36,305	0.6%	72,610	0.6%
Telephone	637	1.4%	2,526	0.1%	7,124	0.1%	0	0.0%	9,178	0.2%	18,356	0.2%
Travel & Entertainment	12,407	28.2%	41,551	1.7%	93,250	1.6%	0	0.0%	53,480	1.0%	106,960	1.0%
Total Operating Expenses	$766,907	1743.0%	$2,020,182	83.8%	$3,926,139	67.3%	$1,197,901	11.4%	$722,705	12.8%	$1,445,410	12.8%

Operating Income	$(722,909)	-1643.0%	$391,956	16.2%	$1,910,960	32.7%	$5,521,775	52.5%	$3,230,949	57.4%	$6,461,898	57.4%

Non-Recurring Items
Loss on Disposal of Fixed Assets	$0	0.0%	$0	0.0%	$0	0.0%	$(117,811)	-1.1%	$0	0.0%	$0	0.0%
Corporate Transaction	0	0.0%	0	0.0%	0	0.0%	(647,137)	-6.2%	(450,984)	-8.0%	(901,968)	-8.0%
Litigation	0	0.0%	0	0.0%	0	0.0%	(387,875)	-3.7%	(62,015)	-1.1%	(124,030)	-1.1%
Investment Income	0	0.0%	5,306	0.2%	2,728	0.0%	3,095	0.0%	12,856	0.2%	25,712	0.2%
Total Non-Recurring Items	$0	0.0%	$5,306	0.2%	$2,728	0.0%	$(1,149,728)	-10.9%	$(500,143)	-8.9%	$(1,000,286)	-8.9%

Loss / Income Before Provision for Income Taxes	$(722,909)	-1643.0%	$397,262	16.5%	$1,913,688	32.8%	$4,372,047	41.5%	$2,730,806	48.5%	$5,461,612	48.5%

Provision for Income Taxes	$270,282	614.3%	$(163,029)	-6.8%	$(765,059)	-13.1%	$(1,828,187)	-17.4%	$0	0.0%	$0	0.0%

Pre-Tax Income	$(452,627)	-1028.7%	$234,233	9.7%	$1,148,629	19.7%	$2,543,860	24.2%	$2,730,806	48.5%	$5,461,612	48.5%

Sources:

MediaDefender unaudited financial statements for the years ended December 31, 2001 through 2003.

MediaDefender audited financial statement for the year ended December 31, 2004.

MediaDefender internally compiled financial statement for the six months ended June 30, 2005

Schedule 2B
ARTISTdirect, Inc
MediaDefender - Business Segment
Balance Sheets
As of December 31,

	2001		2002		2003		2004		As of June 30, 2005		As of July 31, 2005
	(1)		(2)		(3)		(4)		(5)		(6)

Assets

Current Assets
Cash	$634,706	53.5%	$1,063,439	36.3%	$1,149,809	19.4%	$1,257,951	17.1%	$3,003,091	33.9%	$1,364,926	23.5%
Trade Receivable	30,498	2.6%	1,274,379	43.5%	1,807,235	30.6%	3,079,521	41.8%	2,007,128	22.6%	2,494,932	42.9%
Prepaid Expenses	0	0.0%	58,363	2.0%	3,100	0.1%	172,667	2.3%	17,527	0.2%	91,292	1.6%
Due from Affiliate	0	0.0%	0	0.0%	13,815	0.2%	0	0.0%	0	0.0%	0	0.0%
Prepaid Income Taxes	0	0.0%	0	0.0%	0	0.0%	0	0.0%	1,224,079	13.8%	0	0.0%
Due from Shareholders	40,000	3.4%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Deferred Income Taxes	271,082	22.9%	145,537	5.0%	133,906	2.3%	133,521	1.8%	133,521	1.5%	113,058	1.9%
Total Current Assets	$976,286	82.4%	$2,541,718	86.9%	$3,107,865	52.5%	$4,643,660	63.0%	$6,385,346	72.0%	$4,064,208	69.9%

Property & Equipment
Computer Equipment	$0	0.0%	$168,788	5.8%	$3,126,933	52.9%	$3,529,121	47.9%	$3,538,214	39.9%	$2,328,821	40.0%
Computer Software Not In Service	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	$49,153	0.8%
Less: Accumulated Depreciation	0	0.0%	(9,328)	-0.3%	(367,511)	-6.2%	(805,802)	-10.9%	(1,058,784)	-11.9%	(629,291)	-10.8%
Total Property & Equipment	$0	0.0%	$159,460	5.4%	$2,759,422	46.7%	$2,723,319	37.0%	$2,479,430	28.0%	$1,748,683	30.1%

Other Assets
Capitalized Technology Costs	$221,614	18.7%	$387,702	13.2%	$387,702	6.6%	$387,702	5.3%	$0	0.0%	$0	0.0%
Less: Accumulated Amortization	(18,468)	-1.6%	(168,298)	-5.8%	(343,681)	-5.8%	(387,702)	-5.3%	0	0.0%	0	0.0%
Security Deposit	5,887	0.5%	5,887	0.2%	3,100	0.1%	3,100	0.0%	3,100	0.0%	3,100	0.1%
Total Other Assets	$209,033	17.6%	$225,291	7.7%	$47,121	0.8%	$3,100	0.0%	$3,100	0.0%	$3,100	0.1%

Total Assets	$1,185,319	100.0%	$2,926,469	100.0%	$5,914,408	100.0%	$7,370,079	100.0%	$8,867,876	100.0%	$5,815,991	100.0%

Liabilities and Owners’ Equity

Current Liabilities
Account Payable	$7,384	0.6%	$52,315	1.8%	$24,292	0.4%	$105,619	1.4%	$314,260	3.5%	$40,476	0.7%
Accrued Payroll	13,846	1.2%	7,025	0.2%	64,857	1.1%	445,651	6.0%	66,780	0.8%	86,847	1.5%
Pension Contribution Payable	0	0.0%	0	0.0%	27,210	0.5%	38,543	0.5%	0	0.0%	0	0.0%
Income Taxes Payable	800	0.1%	36,684	1.3%	243,949	4.1%	1,265,103	17.2%	0	0.0%	203,000	3.5%
Deferred Revenue	0	0.0%	0	0.0%	10,000	0.2%	25,926	0.4%	276,793	3.1%	38,056	0.7%
Due to ARTISTdirect, Inc.	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	930,050	16.0%
Other Accrued Liabilities	0	0.0%	0	0.0%	0	0.0%	10,000	0.1%	0	0.0%	0	0.0%
Due to Affiliate	34,500	2.9%	314,786	10.8%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Total Current Liabilities	$56,530	4.8%	$410,810	14.0%	$370,308	6.3%	$1,890,842	25.7%	$657,833	7.4%	$1,298,429	22.3%

Long-Term Liabilities
Deferred Income Taxes Payable	$0	0.0%	$0	0.0%	$476,839	8.1%	$809,248	11.0%	$809,248	9.1%	$532,610	9.2%
Total Long-Term Liabilities	$0	0.0%	$0	0.0%	$476,839	8.1%	$809,248	11.0%	$809,248	9.1%	$532,610	9.2%

Owners’ Equity
Common Stock	$1,587,416	133.9%	$2,740,026	93.6%	$4,143,026	70.0%	$4,084,276	55.4%	$4,084,276	46.1%	$4,434,276	76.2%
Stock Subscription Receivable	0	0.0%	0	0.0%	0	0.0%	(41,250)	-0.6%	(41,250)	-0.5%	0	0.0%
Retained Earnings	(458,627)	-38.7%	(224,394)	-7.7%	924,235	15.6%	626,963	8.5%	3,357,769	37.9%	(449,324)	-7.7%
Total Owners’ Equity	$1,128,789	95.2%	$2,515,632	86.0%	$5,067,261	85.7%	$4,669,989	63.4%	$7,400,795	83.5%	$3,984,952	68.5%

Total Liabilities and Owners’ Equity	$1,185,319	100.0%	$2,926,442	100.0%	$5,914,408	100.0%	$7,370,079	100.0%	$8,867,876	100.0%	$5,815,991	100.0%

MediaDefender unaudited financial statements for the years ended December 31, 2001 through 2003.

MediaDefender audited financial statement for the year ended December 31, 2004.

MediaDefender internally compiled financial statements for the six months ended June 30, 2005

MediaDefender drafted balance sheet as of July 31, 2005

INDUSTRY ANALYSIS

Many factors may contribute to the outlook for an industry. In addition to the intensity of competition, the health of an industry can be shaped by demand from its customer base. Looming technological developments, the constant threat of substitute products or services, and broad global and regional economic factors may also impact the industry’s performance.

As of the date of value, ARTISTdirect was an online music entertainment company that provided an integrated offering for music fans, artists, and marketing partners. ARTISTdirect operated the ARTISTdirect network which averaged 13 million visitors and 272 million page views per month. MediaDefender was a leading provider of anti-piracy solutions in the Internet-piracy-protection (“IPP”) industry. Therefore, to value ARTISTdirect and MediaDefender, SP&H analyzed the IPP and Internet content provider industries, as well as the retail music industry.

INTERNET PIRACY PROTECTION (“IPP”) INDUSTRY

Scope of Software Piracy

Piracy is the “unauthorized duplication of goods protected by intellectual property law.”(18) Goods include music, movies, and software programs.

As of the date of value, piracy was a growing problem.(19) Software piracy had cost the software industry an average of $11.0 to $12.0 billion in lost revenues annually. A little less than half of the revenues lost to piracy came from Asia, specifically China and Indonesia. Western Europe accounted for annual piracy losses of $2.5 to $3.0 billion. Central Europe and Latin America also had high rates of piracy; however, revenues lost to piracy were much lower because their software markets were also quite smaller. The U.S. piracy rate was 25%, which was the lowest rate of any country.

Forms of Internet Software Piracy(20)

Internet piracy was a type of software piracy that involved the use of the Internet to market or distributed copyrighted goods. The following list shows the various forms of Internet piracy:

•                  P2P: P2P was one of the more popular types of Internet piracy. This technology allowed users to locate, share, and distribute information between workstations without the need to connect to a central server.

(18) Information Technologies Group Center for International Development at Harvard University, “A Guide for Developing Countries,” 03 October 2005 < http://cyber.law.harvard.edu/readinessguide/glossary.html>.

(19) Software and Information Industry Association, “What is Piracy,” 03 October 2005 < http://siia.net/piracy/whatis.asp>.

(20) Business Software Alliance, “Vehicles for Theft: Forms of Internet Software Piracy,” 03 October 2005 < http://www.bsa.org/resources/upload/Vehicles-for-Theft-Forms-of-Internet-Software-Piracy.pdf>.

Because there was no central server, there was no central point in which the system could be shut down. Examples of P2P systems included Gnutella and Freenet.

•                  Email: Computer users could distribute pirated software as attachments to email messages. Users could also encode the files in the text of their email messages. This method eliminated the need to copy pirated programs onto the compact disk, or other forms of physical media.

•                  News Groups: Computer users could also obtain pirated software through Internet discussion groups that operate like a public e-mail inbox. Users could post messages that contain encoded pirated software. Many news groups archive emails and messages; therefore, they act as illegal storehouses for pirated software.

•                  Internet Relay Chat (“IRC”): IRC was a real-time, interactive Internet chat system composed of discussion groups (“channels”) that brought together persons who had and who wanted particular pirated files.

•                  Mail Order/Auction Sites: Buyers could purchase pirated software through e-commerce websites, as well as Internet auctions.

•                  File Transfer Protocol (“FTP”): FTP sites contained large quantities of program files that facilitated distribution of enormous quantities of copyrighted software programs.

•                  Circumvention Information: Pirate websites released lists of serial numbers of legitimate software programs and allowed individuals to fully install and even register pirated copies of certain software programs.

•                  Site Links: Many pirates who once operated underground websites had created more accessible websites that contained openly illegal pirated materials.

•                  Direct Links: Pirated software could be obtained from websites that allowed downloading of software files and web pages on the same computer. This method offered a wide selection of software programs to a large number of people.

•                  Remote Links: Remote link sites allowed users to retrieve software on a remote computer and link directly to a remotely-located file. A user could then initiate a file transfer and download a program directly onto his or her computer.

•                  Elite Activities: Elite activities were comprised of pirated activities to circumvent copy protection. Pirates kept large quantities of pirated software and supplied counterfeiters with pirated materials.

Piracy in the Entertainment Industry

The music and movie entertainment industries had been major targets of piracy. A June 2003 survey conducted by the Edison Media Research found that the number of compact discs (“CDs”) bought by people who had downloaded more than 100 music files in 2003 fell 61% compared to a similar survey conducted in 2001.(21)  The same survey also found that half of those surveyed no longer buy CDs because they can download free music.

In 2004, global pirate music sales were worth an estimated $4.6 billion, equaling the combined legitimate music markets of the United Kingdom, Netherlands, and Spain.(22) Although disc piracy grew only 2% in 2004, global pirate disc sales doubled from 2000. In 2004, one out of three music discs sold worldwide was a pirated copy. The following graph shows the worldwide growth in music piracy between 2000 and 2004:

Number of Pirated Music Discs
(million units)

Source: The Recording Industry 2005 Commercial Piracy Report

http://www.ifpi.org/site-content/library/piracy2005.pdf

Forecasts(23)

•                  Because of concerns with privacy and anonymity, access to P2P networks would greatly increase in the years to 2008, with the number of users totaling 40 million by 2008.

(21) Simon Dyson, “Music and Copyright: Music on the Internet, Informa Media Group,” Informa Media Group (2003) :74.

(22) The Recording Music Industry 2005 Commercial Piracy Report, June 2005, International Federation of the Phonographic Industry < http://www.ifpi.org/site-content/library/piracy2005.pdf>.

(23)                            Dyson, 1.

•                  Although the entertainment industry would have some success in containing access to illegal networks, pirated materials would still be exchanged through P2P networks.

INTERNET CONTENT PROVIDER INDUSTRY

Types of Internet Service Providers(24)

As of the date of value, the Internet service provider industry was comprised of the following participants:

•                  Larger content providers such as Yahoo!, MSN, and America Online featured massive amounts of information from third-party providers such as the Associated Press, Dow Jones, and Reuters.

•                  Smaller content providers such as iVillage, Salon Media Group, and About.com drew audience with original content.

•                  Media companies such as Walt Disney Internet Group, ESPN.com, and ABCNEWS.com provided content that was specific to their channels. They used the Internet to promote their brand, as well as to connect to their audience by featuring audio and video content on their sites.

Consumer Spending on the Internet

The following graph presents U.S. expenditures on Internet services and online content for 2003 and 2004:

Online Content Spending by Category (in millions)

Category	2003	2004	% Growth

Personals/Dating	$449.5	$469.5	4.4%
Entertainment/Lifestyle	$217.6	$413.5	90.0%
Business/Investment	$334.1	$312.9	-6.3%
Research	$108.6	$115.1	6.0%
Personal Growth	$90.7	$96.5	6.5%
Games	$73.0	$88.8	21.8%
General News	$87.5	$87.9	0.4%
Community-Made Directories	$87.0	$70.5	-18.9%
Greeting Cards	$40.6	$43.4	6.8%
Sports	$38.2	$52.8	38.0%
Credit Help	$36.6	$27.1	-26.0%

Source: Information Today, Inc. September 1, 2005
http://www.onesource.com

(24) http://www.hoovers.com

RETAIL MUSIC INDUSTRY

Music Sales(25)

In 2004, U.S. sales of recorded music in physical format declined 1.3% from 2003 to $33.6 billion. However, excluding digital sales, 2004 was the best year in global music sales for five years. Sales of top 10 albums rose 14% and sales of top 50 albums rose 8% in value from 2003.

Sales of digital music in 2004 rose from 2003, brought on by a tenfold increase in the total number of downloaded music tracks in the four major digital music markets (U.S., the U.K., France, and Germany). In 2005, U.S. sales of digital music during the first two months of the year was more than double the same period in 2004.

Music Shipments to Retail Outlets

The following graph shows the trend in music shipments of CDs and cassettes to retail outlets:

2000 - 2004 Manufacturers’ U.S. Shipments of Recorded Music
(in million units)

Music Format	2000	2001	2002	2003	2004

CD	942.5	881.9	803.3	745.9	766.9
Cassette	76.0	45.0	31.1	17.2	5.2

Source: Recording Industry Association of America
2004 Year Ended Statistics
http://www.riaa.org

2000- 2004 Dollar Value of U.S. Shipments of Recorded Music
(in millions)

Music Format	2000	2001	2002	2003	2004

CD	$13,214.5	$12,909.4	$12,044.1	$11,232.9	$11,466.5

Cassette	$626.0	$363.4	$209.8	$108.1	$23.6

Source: Recording Industry Association of America
2004 Year Ended Statistics
http://www.riaa.org

(25) International Federation of the Phonographic Industry, “Global Music Retail Sales, including Digital, Flat in 2004,” 22 March 2005, <http://www.ifpi.org.>

SUMMARY

As of the date of value, the music and movie entertainment industries were major targets of piracy. The increased number of pirated discs in addition to the projected growth of P2P users contributed to the growing piracy problem worldwide.

Access to P2P networks would greatly increase in the years to 2008, with the number of users totaling 40 million by 2008. Although the entertainment industry would have some success in containing access to illegal networks, pirated materials would still be exchanged through P2P networks.

In 2004, U.S. sales of recorded music in physical format declined 1.3% from 2003 to $33.6 billion. Sales of digital music in 2004 rose from 2003, brought on by a tenfold increase in the total number of downloaded music tracks in the four major digital music markets (U.S., the U.K., France, and Germany). In 2005, U.S. sales of digital music during the first two months of the year was more than double the same period in 2004.

The continued problems with pirated software in the music and movie industries and the increased access to P2P networks could significantly and positively affect the business operations of MediaDefender, a corporation that specialized in anti-piracy solutions. In addition, the shift in format of recorded music from physical to digital format could significantly affect ARTISTdirect’s operations.

COMPETITION ANALYSIS

ARTISTdirect

ARTISTdirect was an online music entertainment company that provided an integrated offering for music fans, artists, and marketing partners. Per ARTISTdirect management, the following companies were ARTISTdirect’s top competitors: MTV.com, Yahoo Music, AOL Music, and MSN Music.

SP&H also researched businesses within the same industry group as ARTISTdirect and determined the following companies as ARTISTdirect’s competitors:(26)

Company Name	Description

CDNow.com	Offered CDs, DVDs, and videos, as well as music downloads and related content
(including sound samples, biographies, reviews, news, and feature articles).

Emusic.com	Featured music from independent labels through subscription plans that started at
$9.99/month for 40 downloads.

MP3.com	Published news, reviews, information, and other content about the digital music world and offered free downloads of over 750,000 songs from around 250,000 artists.

Amazon.com	Offered books, CDs, DVDs, videos, toys, tools, electronics, home furnishings, apparel, health, beauty goods, and other goods.

Altnet	Composed of a P2P network that allowed access to content originated by the creators or artists.

Tower Records	One of the largest specialty music retailers in the U.S., with nearly 90 company-owned stores.

MTV Networks	Housed the Country Music Television Channel, Spike TV, Comedy Central, TV Land,
LOGO and also licensed consumer products and video games based on its brands.

MusicMatch	Offered software that allowed users to download music and create their own CDs, a subscription radio service, and 800,000 songs and 60,000 through its MusicMatch
OnDemand service.

MusicNet	Operated an online distribution system that served Internet music portals and retail sites and licensed 1.3 million songs from major and independent labels that it packaged as streaming audio and downloadable audio files.

RealNetworks	Offered software and subscription services that provided access to news, sports, entertainment content (RealOne), downloadable games (RealArcade), and streaming and downloadable music (Rhapsody, RealPlayer Music Store, Radio Pass)

Based on the above information, we concluded that ARTISTdirect operated in a competitive environment.

(26) http://www.hoovers.com

MediaDefender

MediaDefender’s technology is intended to implement anti-piracy measures to frustrate attempts of P2P network users in locating, copying, and sharing unauthorized copyrighted materials. MediaDefender management recognized Overpeer, a subsidiary of Loudeye, Inc., as its main competitor in the anti-piracy field. As of the date of value, Overpeer was located in New York City.

As of the date of value, Overpeer provided real-time, 24 hours, 7 days a week monitoring of downloading activity to curb the availability of pirated materials and hinder copyright infringement of Internet users.(27)  On average, Overpeer experienced about 25 billion digital download hits against its servers each month. This activity blocked the reproduction of copyrighted material within 150 million unique Internet users.

Competition was expected to increase due to the projected growth of pirated software (see Industry Analysis, page 25) and the large market for anti-piracy services. In addition, the high profit margins in this industry segment would tend to draw competing companies (see MediaDefender’s historical profit margins, Schedule 2A, page 23). Increasing competition, especially from larger, well-capitalized software companies, could represent a significant threat to MediaDefender’s established and expected future customer base.

(27) Overpeer,  “Anti-Piracy Solutions,” 03 October 2005 < http://www.overpeer.com/antipracy.asp.>.

ECONOMIC ANALYSIS

An analysis of the economic environment is often used in developing reasonable expectations about a business’ future prospects. The economy’s condition may have a significant impact on investment prospects and, therefore, the related valuation of a business. ARTISTdirect and MediaDefender were headquartered in Southern California. In addition, MediaDefender’s customer base consisted of major music and movie entertainment studio; therefore, SP&H researched the United States (“U.S.”) and California economies.

U.S. and California Economies

•                  After the economic boom of the late 1990s, the U.S. experienced a recession in 2001. Although the economy had been expanding since 2002, measured by gross domestic product (“GDP”), unemployment, consumer confidence, and business profits, growth rates have been modest.

•                  The following chart presents quarterly GDP growth in the United States from Quarter I 1999 through Quarter II 2005:

U.S. Quarterly GDP Growth

Source: U.S. Department of Commerce, Bureau of Economic Analysis
(measured in 2000 chartred dollars).

•                  The following graph presents U.S. unemployment rates from 1999 through the second quarter of 2005:

U.S. and California Unemployment

Source: U.S. Department of Labor, Bureau of Labor Statistics (www.bls.gov) and
California Employment Development Department (www.calmis.ca.gov).
*Data reflects January to June 2005.

•                  The Consumer Confidence Index (“CCI”) reflects consumers’ views of current and future business and economic trends and how they expect to be affected by those trends. The CCI is measured by comparing consumer confidence with a base year of 1985 equaling 100. Consumers typically increase their spending when consumer confidence is high or rising. The following chart presents the average annual CCI from 1999 through June 2005:

Average Annual Consumer Confidence Index (1985 = 100)

Source: NFO Research Inc. (www.pollingreport.com)

•                  The average annual CCI increased from 1999 to 2000. In 2001, consumer confidence levels began to fall, due in part to the downturn in the economy. The

CCI decreased to 79.8 in 2003 before rising to 96.1 in 2004 and 103.3 for the first six months of 2005. For the period under review, the CCI averaged 111.0.

Forecasts for the U.S. Economy

THE ANDERSON FORECAST(28)

The December 2004 Anderson Forecast projected that:

•                  The U.S. GDP, measured in constant dollars, would increase by 3.0% in 2005 and 2.6 % in 2006;

•                  The U.S. unemployment rate would drop to 5.4% in 2005 then increase to 5.8% in 2006; and

•                  U.S. consumption would grow by 2.8% in 2004 and 2005.

THE LIVINGSTON SURVEY(29)

The June 8, 2005 Livingston Survey projected that:

•                  The U.S. economy’s output would increase at an annual rate of 3.3% in the first half of 2005 and continue to rise at an annual rate of 3.6% in the second half of the year;

•                  GDP would slow down to an annual rate of 3.1% in the first half of 2006;

•                  U.S. unemployment was expected to fall from 5.2% in June 2005 to 5.1% in December 2005; and

•                  GDP was expected to grow 3.2% annually and inflation would average 2.5% over the next ten years.

THE CONGRESSIONAL BUDGET OFFICE STUDY(30)

In January 2005, the Congressional Budget Office projected that:

•                  U.S. Real GDP would increase 3.8% in 2005, 3.7% in 2006, and 3.3% annually between 2007 and 2010;

(28) The Anderson School at UCLA. “The Anderson Forecast For the Nation And California, 4th Quarter 2004 – 4th Quarter 2006.”  December 2004.

(29) The Federal Reserve Bank of Philadelphia. “The Livingston Survey, June 8, 2005 Release.”

(30) Congressional Budget Office. “The Budget and Economic Outlook: Fiscal Years 2006-2015.”  January 2005.

•                  The Consumer Price Index would increase 2.4% in 2005, 1.9% in 2006, and 2.2% annually between 2007 and 2015; and

The unemployment rate would be 5.2% in 2005, 5.2% in 2006, and average 5.2% annually between 2007 and 2015.

Summary

After strong economic growth in the late 1990s and early 2000, the U.S. economy slowed down in late 2000 and entered a recession in March 2001. As of the date of value, the recession had ended. In 2002 and the first half of 2003, the U.S. economy appeared to be in a state of recovery but was growing slowly. In the second half of 2003 through the first two quarters of 2005, the economy grew strongly, indicating an expansion of the U.S. economy.

The economy in California grew strongly in 2000, but slowed down significantly in 2001 and 2002. However, as of the date of value, the economy in California appeared to be in a state of recovery and stable growth.

Consumer confidence was at a lowest point in 2003 at 79.8, after which it increased to 96.1 in 2004 and 103.3 for the first six months of 2005. U.S. and California unemployment rates increased after the economic slowdown in 2001 and began to decrease in 2004 and through the beginning of 2005. Improved economic conditions, increased consumer confidence, and a decline in unemployment rates could benefit the Company’s operations and assets.

VALUATION ANALYSIS

Introduction

We are performing a business valuation of the Equity Instruments issued by ARTISTdirect in conjunction with the acquisition of MediaDefender. In order to value the Equity Instruments used in the Acquisition, we must first determine the fair market value of ARTISTdirect stock after the Acquisition. At the date of value, ARTISTdirect’s stock price on the Over-the-Counter (“OTC”) Bulletin Board at the end of the day was $3.00. However, SP&H determined that the price of ARTISTdirect stock was not indicative of its fair market value (see Endnotes to Schedule 8, Note 2, page 62). Schedules 3A through 7 and the accompanying endnotes, presents our fair market valuation of ARTISTdirect after the Acquisition. In addition, in order to determine the fair market value of ARTISTdirect, we must use the standard of fair market value and consider all relevant factors appropriate for an appraisal of an equity interest in a business.

Definition of Fair Market Value

We considered the definition of fair market value as defined under Internal Revenue Service (“IRS”) regulations, Section 20.2031-1(b) of the Estate Tax Regulations and Section 25.2512-1 of the Gift Tax Regulations, as:

The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts.

Fair market value is defined by the American Society of Appraisers (“ASA”) as(31):

The price, expressed in terms of cash equivalents, at which property would change hands between a willing and able buyer and a hypothetical seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to but or sell and when both have reasonable knowledge of the relevant facts.

In addition, we also considered the factors listed under Appendix A, page 72.

Date of Value

The date of value is July 28, 2005, the effective date of the acquisition of MediaDefender.

(31)  American Society of Appraisers, Uniform Standards of Professional Appraisal Practice (USPAP), 11 January 2005, <http://www.appraisalfoundation.org/html/USPAP2005/definitions.htm>.

Methodology

Based on our analyses in the Company Profile, Financial Review and Analysis, Industry Analysis, Competition Analysis sections as well as our review of the financial projections enclosed in this section (Schedules 3A-C), SP&H determined that, for valuation purposes, ARTISTdirect after the Acquisition, was an emerging growth company. SP&H valued ARTISTdirect under a going concern premise using the discounted cash flow (“DCF”) method.

As stated in the Handbook of Advanced Business Valuation:(32)

The Discounted Cash Flow method is particularly applicable to valuing emerging growth companies. This is because, unlike the case of mature companies, the historical financial performance of these companies generally provides little insight into potential future performance.

 As stated in Valuing Small Businesses & Professional Practices:(33)

If there are reasons to believe that changes will be significant but predictable, even though uneven, the discounted economic income model should produce a more accurate valuation.

Schedules 3 through 5 and the accompanying endnotes present our discounted cash flow valuation analysis.

In addition, based on our analysis of the ARTISTdirect and our experience valuing businesses, we will also use the Earnings Before Interest and Taxes (“EBIT”) Multiple method to value the ARTISTdirect. Schedule 6 and the accompanying endnotes presents our EBIT Multiple analysis.

(32) Robert Reilly and Robert Schweihs. Handbook of Advanced Business Valuation (USA: McGraw-Hill, 2000)  475.

(33) Shannon P. Pratt, Robert F. Reilly, and Robert P. Schweihs. Valuing Small Businesses & Professional Practices (USA: McGraw-Hill, 1998) 236.

Schedule 3A
ARTISTdirect, Inc.

ARTISTdirect Before the Acquisition
Pro Forma Income Statements
For the Years Ending December 31,

	2005*		2006		2007		2008		2009**
	(1)		(2)		(3)		(4)		(5)

Total Revenues	$3,821,000	100.0%	$8,767,540	100.0%	$10,447,845	100.0%	$11,889,012	100.0%	$12,257,572	100.0%

Total Cost of Revenues	$1,708,000	44.7%	$3,485,974	39.8%	$3,938,113	37.7%	$4,326,574	36.4%	$4,460,697	36.4%

Gross Profit	$2,113,000	55.3%	$5,281,565	60.2%	$6,509,732	62.3%	$7,562,439	63.6%	$7,796,874	63.6%

Operating Expense
Marketing & Sales	$123,000	3.2%	$713,193	8.1%	$871,948	8.3%	$1,011,175	8.5%	$1,042,521	8.5%
Start Up Cost	197,000	5.2%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Fixed Costs	1,396,944	36.6%	3,242,367	37.0%	3,650,608	34.9%	3,834,136	32.2%	3,952,994	32.2%
Total Operating Expenses	$1,716,944	44.9%	$3,955,560	45.1%	$4,522,556	43.3%	$4,845,311	40.8%	$4,995,516	40.8%

Earnings Before Depreciation, Interest & Taxes	$396,056	10.4%	$1,326,005	15.1%	$1,987,176	19.0%	$2,717,127	22.9%	$2,801,358	22.9%

Less: Depreciation & Amortization	62,056	1.6%	37,047	0.4%	78,192	0.7%	86,458	0.7%	89,138	0.7%

Earnings Before Interest & Taxes	$334,000	8.7%	$1,288,958	14.7%	$1,908,984	18.3%	$2,630,669	22.1%	$2,712,220	22.1%

Interest Expense	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%

Income Tax	$133,600	3.5%	$515,583	5.9%	$763,593	7.3%	$1,052,268	8.9%	$1,084,888	8.9%

Net Income	$200,400	5.2%	$773,375	8.8%	$1,145,390	11.0%	$1,578,402	13.3%	$1,627,332	13.3%

Source: Per ARTISTdirect Management.

* Include only the last 6 months of 2005.

** ARTISTdirect management provided only financial projections up to 2008. The 2009 financial projections were based on increasing the 2008 financial projections at a 3% inflation rate.

Endnotes to Schedule 3A
ARTISTdirect, Inc & Subsidiaries
Date of Value: July 28, 2005

Projections of ARTISTdirect before the Acquisition for the last 6 months of 2005 and the years ending December 31, 2006 through 2008 were based on information provided by ARTISTdirect. In addition, the 2009 financial projections were based on increasing the 2008 financial projections at 3.1%, or the estimated inflation rate.(34)

To determine the reliability and reasonableness of management’s projections, SP&H performed the following procedures and analyses:

•                  Interviewed ARTISTdirect management regarding the assumptions contained in the projections;

•                  Conducted thorough independent industry, economic and competitive research and analysis.

Based on the above analyses and procedures, SP&H determined that management’s projections were reasonable and reliable. It should be noted, however, that there exists the possibility that ARTISTdirect’s performance will differ from what is projected in Schedule 3A. We make no representations about the ability of ARTISTdirect to achieve these projections. Actual results may differ, and these differences could be material. SP&H explicitly incorporated this risk in the development of the discount rate (see Endnotes to Schedule 4, Endnote 3) applied in the DCF valuation method presented on Schedule 5.

(34) Ibbotson Associates. Stocks, Bonds, Bills, and Inflation: Valuation Edition 2003 Yearbook. Chicago: Ibbotson Associates, 2004. Page 28.

Schedule 3B

ARTISTdirect, Inc

MediaDefender - Business Segment

Pro Forma Income Statements

For the Years Ending December 31,

		2005		2006		2007		2008		2009
		(1)		(2)		(3)		(4)		(5)

	Total Revenues	$11,903,377	100.0%	$18,945,583	100.0%	$27,231,743	100.0%	$35,730,947	100.0%	$45,034,680	100.0%

	Total Cost of Revenues	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%

	Gross Profit	$11,903,377	100.0%	$18,945,583	100.0%	$27,231,743	100.0%	$35,730,947	100.0%	$45,034,680	100.0%

	Operating Expenses
	Bandwidth Related to IPP	$2,010,000	16.9%	$3,166,328	16.7%	$3,655,909	13.4%	$4,188,183	11.7%	$4,694,568	10.4%
	Bandwidth Related to Dev.	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
	Personnel Expenses	2,493,345	20.9%	4,390,527	23.2%	5,510,652	20.2%	7,079,398	19.8%	8,719,217	19.4%
	Outside Services	90,000	0.8%	99,000	0.5%	108,900	0.4%	119,790	0.3%	131,769	0.3%
	Rent, Office and Other Expenses	300,484	2.5%	426,560	2.3%	538,966	2.0%	660,578	1.8%	792,805	1.8%
	Total Operating Expenses	$4,893,829	41.1%	$8,082,415	42.7%	$9,814,427	36.0%	$12,047,949	33.7%	$14,338,360	31.8%

	Earnings Before Depreciation, Interest & Taxes	$7,009,548	58.9%	$10,863,168	57.3%	$17,417,316	64.0%	$23,682,998	66.3%	$30,696,320	68.2%

Less:	Depreciation	654,511	5.5%	927,302	4.9%	1,038,050	3.8%	1,158,814	3.2%	1,273,811	2.8%
	Amortization	29,730	0.2%	81,261	0.4%	142,000	0.5%	212,599	0.6%	297,616	0.7%

	Earnings Before Interest & Taxes	$6,325,307	53.1%	$9,854,605	52.0%	$16,237,267	59.6%	$22,311,585	62.4%	$29,124,893	64.7%

	Interest Income	$377,434	3.2%	$699,000	3.7%	$1,420,121	5.2%	$2,467,780	6.9%	$3,889,793	8.6%

	Interest Expense	$30,023	0.3%	$15,012	0.1%	$30,023	0.1%	$30,023	0.1%	$30,023	0.1%

	Earnings Before Taxes	$6,672,718	56.1%	$10,538,593	55.6%	$17,627,365	64.7%	$24,749,341	69.3%	$32,984,663	73.2%

	Income Tax (40%)	$2,669,087	22.4%	$4,215,437	22.3%	$7,050,946	25.9%	$9,899,737	27.7%	$13,193,865	29.3%

	Net Income	$4,003,631	33.6%	$6,323,156	33.4%	$10,576,419	38.8%	$14,849,605	41.6%	$19,790,798	43.9%

Endnotes to Schedule 3B

ARTISTdirect, Inc & Subsidiaries

Date of Value: July 28, 2005

Projections the years ending December 31, 2005 through 2009 were based on information provided by MediaDefender. To determine the reliability and reasonableness of management’s projections, SP&H performed the following procedures and analyses:

•                  Interviewed MediaDefender and ARTISTdirect management regarding the assumptions contained in the projections;

•                  Conducted thorough independent industry, economic and competitive research and analysis.

Based on the above analyses and procedures, SP&H determined that management’s projections were reasonable and reliable. It should be noted, however, that there exists the possibility that MediaDefender performance will differ from what is projected in Schedule 3B. We make no representations about the ability of MediaDefender to achieve these projections. Actual results may differ, and these differences could be material. SP&H explicitly incorporated this risk in the development of the discount rate (see Endnotes to Schedule 4, Endnote 3) applied in the DCF valuation method presented on Schedule 5.

Schedule 3C

ARTISTdirect, Inc. & Subsidiaries

Combined Pro Forma Income Statements

For the Years Ending December 31,

	2005		2006		2007		2008		2009
	(1)		(2)		(3)		(4)		(5)

Total Revenues	$8,143,907	100.0%	$27,713,123	100.0%	$37,679,588	100.0%	$47,619,959	100.0%	$57,292,251	100.0%

Total Cost of Revenues	$1,423,333	17.5%	$3,485,974	12.6%	$3,938,113	10.5%	$4,326,574	9.1%	$4,460,697	7.8%

Gross Profit	$6,720,574	82.5%	$24,227,148	87.4%	$33,741,475	89.5%	$43,293,385	90.9%	$52,831,554	92.2%

Operating Expenses	$3,469,882	42.6%	$12,037,975	43.4%	$14,336,983	38.0%	$16,893,260	35.5%	$19,333,875	33.7%

Earnings Before Depreciation, Interest & Taxes	$3,250,692	39.9%	$12,189,173	44.0%	$19,404,492	51.5%	$26,400,125	55.4%	$33,497,679	58.5%

Less: Depreciation & Amortization	336,813	4.1%	1,045,610	3.8%	1,258,241	3.3%	1,457,871	3.1%	1,660,565	2.9%

Earnings Before Interest & Taxes	$2,913,878	35.8%	$11,143,563	40.2%	$18,146,250	48.2%	$24,942,254	52.4%	$31,837,114	55.6%

Interest Income	$157,264	1.9%	$699,000	2.5%	$1,420,121	3.8%	$2,467,780	5.2%	$3,889,793	6.8%

Interest Expenses - New Debt (After Acquisition)(1)	$1,227,458	15.1%	$2,945,900	10.6%	$2,945,900	7.8%	$2,945,900	6.2%	$1,577,817	2.8%

Interest Expenses - Projections	$12,510	0.2%	$15,012	0.1%	$30,023	0.1%	$30,023	0.1%	$30,023	0.1%

Earnings Before Taxes	$1,831,174	22.5%	$8,881,651	32.0%	$16,590,449	44.0%	$24,434,111	51.3%	$34,119,067	59.6%

Income Tax (40%)	$732,470	9.0%	$3,552,660	12.8%	$6,636,179	17.6%	$9,773,644	20.5%	$13,647,627	23.8%

Net Income	$1,098,705	13.5%	$5,328,991	19.2%	$9,954,269	26.4%	$14,660,466	30.8%	$20,471,440	35.7%

Endnotes to Schedule 3C

ARTISTdirect, Inc & Subsidiaries

Date of Value: July 28, 2005

ARTISTdirect did not have any financial projections for ARTISTdirect and its subsidiaries after the Acquisition. Therefore, to obtain the value of ARTISTdirect, SP&H combined the pro forma projections of the two merged entities before the Acquisition (Schedules 3A and 3B). Based on interviews and conversations with management, SP&H determined that the combined pro forma would be representative and indicative of ARTISTdirect’s future performances. ARTISTdirect management indicated that the synergy between ARTISTdirect before the Acquisition and MediaDefender would be minimum, and that MediaDefender would operate as a separate subsidiary with almost no changes to its operations.

Note 1:

The financial projections for ARTISTdirect and MediaDefender did not take into consideration the interest expenses associated with the long-term debts that ARTISTdirect issued for the Acquisition (the “New Debt”). In order to adjust for the New Debt, SP&H calculated the yearly interest payments associated with the New Debt on Exhibit 1 (page 65).

Schedule 4

ARTISTdirect, Inc. & Subsidiary

Development of Equity Discount Rate(1)

Date of Value: July 28, 2005

				Sources:
				Federal Reserve Statistical Release as of August 1, 2005
	Long-Term Risk-Free Rate (20-Year Government Treasury Bonds)		4.48%	dated July 28, 2005

Add:
				Ibbotson Associates’
	Equity Risk Premium	7.20%		Stocks, Bonds, Bills &
	Micro Capitalization Stock Premium (1926-2003):	6.41%		Inflation, 2005 Yearbook

Add:	Industry Premium Adjustment(2)	8.25%		Ibid.

	Adjusted Equity Risk Premium	21.86%	21.86%

	Specific Risk(3)		7.00%

	After-Tax Equity Discount Rate(4)		33.34%

Endnotes to Schedule 4

ARTISTdirect, Inc & Subsidiaries

Date of Value: July 28, 2005

Note 1:

Schedule 4 presents the “build-up” method of developing an equity discount rate. Valuing a Business: The Analysis and Appraisal of Closely-Held Companies describes the components of a “build-up” as follows(35):

1.                                      A “risk-free rate” (the amount that an investor feels certain of realizing over the holding period). This includes:
a. A “rental rate” for foregoing the use of funds over the holding period.
b. The expected rate of inflation over the holding period.

2.                                      A premium for risk. This includes:
a. Systematic risk (that risk that relates to movements in returns on the investment market in general).
b. Unsystematic risk (that risk that is specific to the subject investment).

Note 2:

To develop the expected return on an investment in common equity, SP&H analyzed data from Ibbotson & Associates, which provides a small-company stock premium and an industry premium, the sum of which equals the equity risk premium (reflective of beta). To determine the industry premium adjustment, SP&H analyzed the industry premium for SIC 7371 –Computer Programming Services. This SIC Code includes companies engaged in providing computer programming services on a contract or fee basis. These services included computer software design and analysis, modifications of custom software, and training in the use of custom software. In addition, SP&H also analyzed the industry premium for SIC Code 738 – Miscellaneous Business Services. This SIC Code includes companies engaged in furnishing services, not elsewhere classified.

Before the Acquisition, ARTISTdirect generated majority of its revenue from e-commerce and media. However, after the Acquisition, ARTISTdirect was projected to generate approximately 44% of its revenue and only 6% of its operating income from its e-commerce and media operation. Therefore, based on the above research and analysis, SP&H determined that the appropriated weightings for SIC code 7371 and 738 were 90% and 10%, respectively. The following table presents our analysis and calculation of the industry premium:

(35)  Shannon P. Pratt, Robert F. Reilly & Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely-Held Companies. (USA: Irwin Professional Publishing, 2000) 160.

SIC Code	Weight	Industry Premia
7371	90%	8.94%
738	10%	2.05%
	Weighted Average:	8.25%

Note 3:

To determine the capitalization rate for the ARTISTdirect, we added a company-specific premium to ARTISTdirect’s capitalization rate to reflect additional risk.

Shannon P. Pratt states some guidelines for developing a direct capitalization rate:

Most analysts agree that one of the most important factors in the estimation of the direct capitalization rate for [an intangible asset] is the perceived persistence of the excess earnings [as a result of that intangible asset]. The longer the time period and the greater the certainty of the expectation of excess earnings, the lower the direct capitalization rate.(36)

Analyst David Bishop also offers some advice on the selection of direct capitalization rates:

Selecting the capitalization rate is one of the most difficult decisions required of business appraisers. Rooted in theory is the view that the rate used to capitalize excess earnings [from intangible assets] will be at or above the high end of a range of reasonable rates because intangible assets are among the most perishable if not nurtured. In a worst-case scenario, amounts invested in intangible assets lack even a modicum of investment protection in the form of salvage value.

Based on SP&H market research and analysis contained in the Company Profile, Financial Review and Analysis, Industry Analysis, Competition Analysis, Economic Analysis, and Valuation Analysis sections, we determined 7.00% to be an appropriate risk factor for ARTISTdirect.

Note 4:

The discount rate is directly related to an investment’s potential risk. Investors apply a risk premium to riskier investments, expecting a higher rate of return for these investments. Investments have different levels of risk; these risk levels are defined by the following characteristics:(37)

(36)  Valuing a Business: The Analysis and Appraisal of Closely-Held Companies,  291.

(37)  Richard Razgaitis, Early-Stage Technologies: Valuation and Pricing. (New York: John Wiley & Sons, Inc., 1999.) 132.

Risk-Free	Building a duplicate plant to make more of a currently made and sold product in response to presently high demand.

Very Low Risk	Incorporating a new but well-understood technology into making a product presently made and sold in response to existing demand.

Low Risk	Making a product with new features using well- understood technology into a presently served and understood customer segment with evidence of demand for such features.

Moderate Risk	Making a new product using well-understood technology to a customer segment presently served by other products made by the corporation and with evidence of demand for such a new product.

High Risk	Making a new product using a not well-understood technology and marketing it to an existing segment or a well-understood technology to a new market segment.

Very High Risk	Making a new product with new technology to a new segment.

Extremely High Risk	Creating a startup company to go into the business of making a product not presently sold or even known to exist using unproven technologies.

Rates of return associated with the different levels of risk are presented in the following table:(38)

Characterization of Risk	Approximate Rates of Return
(Risk-Adjusted Hurdle Rate)

Risk-free	10% - 18%
Very low risk	15% - 20%
Low risk	20% - 30%
Moderate risk	25% - 35%
High risk	30% - 40%
Very high risk	35% - 45%
Extremely high risk	50% - 70% or Higher

(38)  Razgaitis, 132.

Investors required a higher rate of return on a start-up company than one on the verge of an initial public offering (“IPO”). A higher discount rate is applicable to companies in its earlier stages of development. The following table illustrates the required rate of return on different stage of development:

Stage of Development	Plummer(39)	Scherlis and Sahiman(40)

Start-up	50% - 70%	50% - 70%
First Stage or “Early Development”	40% - 60%	40% - 60%
Second Stage or “Expansion”	35% - 50%	30% - 50%
Bridge/IPO	25% - 35%	20% - 35%

The 33.34% discount rate placed ARTISTdirect in the moderate risk category.

(39)  James L.Plummer, QED Report on Venture Capital Financial Analysis (Palo Alto: QED Research, Inc. 1987)

(40)  Daniel R. Scherlis and William A. Sahlman, A Method for Valuing High-Risk, Long Term, Investments:  The Venture Capital Method (Boston: Harvard Business School Publishing, 1987).

Schedule 5

ARTISTdirect, Inc. & Subsidiaries

Discounted Cash Flow(1)

Date of Value: July 28, 2005

	2005		2006		2007		2008		2009		Terminal Value
	(1)		(2)		(3)		(4)		(5)		(6)

Total Revenue (Schedule 3C)	$8,143,907	100.0%	$27,713,123	100.0%	$37,679,588	100.0%	$47,619,959	100.0%	$57,292,251	100.0%

Net Income (Schedule 3C)	$1,098,705	13.5%	$5,328,991	19.2%	$9,954,269	26.4%	$14,660,466	30.8%	$20,471,440	35.7%

Add:

Depreciation & Amortization	$336,813	4.1%	$1,045,610	3.8%	$1,258,241	3.3%	$1,457,871	3.1%	$1,660,565	2.9%

Less:
Capital Expenditures(1)	$436,219	5.4%	$2,034,540	7.3%	$850,234	2.3%	$895,350	1.9%	$879,978	1.5%

Increase/(Decrease) in Working Capital(2)	$48,962	0.6%	$1,149,434	4.1%	$543,687	1.4%	$298,402	0.6%	$169,436	0.3%

Net Free Cash Flow to Equity Capital	$950,337	11.7%	$3,190,627	11.5%	$9,818,589	26.1%	$14,924,586	31.3%	$21,082,591	36.8%

Discount Rate (Schedule 4)	33.34%		33.34%		33.34%		33.34%		33.34%		33.34%

Present Value Factor(3)	0.9418		0.7682		0.5761		0.4320		0.3240		0.2806
Terminal Value(4)											$80,248,621

Present Value Free Cash Flow	$895,042		$2,450,902		$5,656,337		$6,447,997		$6,830,977		$22,517,208

Present Value of Free Cash Flow to Equity
Capital Before debt Pay Down	$44,798,463

Present Value of Payment Debt(5)	$(39,695,486)

Total Present Value of Cash Flow to Equity	$5,102,977

Endnotes to Schedule 5

ARTISTdirect, Inc & Subsidiaries

Date of Value: July 28, 2005

Note 1:

The basic approach of the Discounted Cash Flow (“DCF”) model is to project a business’ future economic income steam and discount the income stream back to present value at an appropriate risk-adjusted rate of return (i.e., the discount rate).

As stated in the American Society of Appraisers Business Valuation Standards:(41)

In discounted future benefits methods, benefits are estimated for each of several future periods. These benefits are converted to value by the application of a discount rate using present value techniques.

Anticipated benefits, as used in the income approach, are expressed in monetary terms. Depending on the nature of the business, business ownership interest or security being appraised and other relevant factors, anticipated benefits may be reasonably represented by such items as net cash flow, dividends, and various forms of earnings.

Anticipated benefits are converted to value using procedures, which consider the expected growth and timing of the benefits, the risk profile of the benefits stream and the time value of money.

The conversion of anticipated benefits to value normally requires the determination of a capitalization rate or discount rate. In determining the appropriate rate, the appraiser should consider such factors as the level of inters rates, rates of return expected by investors on relevant investments, and the risk characteristics of the anticipated benefits.

In discounted future benefits methods, expected growth are considered in estimating the future stream of benefits.

In Schedules 3A through 3C, SP&H presents the development of the expected future economic income (described above as the “first step”). In Schedule 4, SP&H develops a “rate that reflects the risk” of receiving the anticipated economic income from investing in ARTISTdirect and discount the projected future economic income to present value (described above as the “second step”).

The DCF valuation method typically uses “net cash flow” as the economic income that is discounted to present value. Valuing Small Businesses & Professional Practices states:

(41)  American Society of Appraisers: Standards of Business Valuation. BVS-IV Income Approach to Business Valuation, page 9.

There are two reasons why net cash flow is the preferred measure of economic income in the application of the income approach: (1) It is conceptually preferable, and (2) It is easier to develop an empirically defensible discount rate for net cash flow.

Dr. Shannon Pratt describes net free cash flow as:(42)

... [T]he return on the investment that the investor has completely available to take out of the business or to do with as he wishes with absolutely no impairment of the ongoing ability of the business to continue to produce the expected level of cash flows in the future.

Valuing Small Businesses & Professional Practices defines net free cash flow to equity:

Net income (after taxes)
+	Noncash charges (e.g., depreciation, amortization, deferred income taxes)
—	Capital expenditures (the net changes in fixed and other noncurrent assets)
—	Changes in working capital
+	Net changes in long-term debt
=	Net cash flow to equity

SP&H made the appropriate adjustments to Net Income per Schedule to develop Net Free Cash Flow to Equity.

Note 2:

Capital Expenditures and Increase/(Decrease) in Working Capital were based on information provided by ARTISTdirect and MediaDefender management. The information included the following items:

1.               Projected Statement of Cash Flow for ARTISTdirect before the Acquisition provided by ARTISTdirect management (Exhibit 2, page 66); and,

2.               Projected Balance Sheet for MediaDefender before the Acquisition provided by MediaDefender management (Exhibit 3, page 67).

Note 3:

ARTISTdirect realized income more or less evenly throughout the year. As a result, SP&H determined that the Mid Year Convention was an appropriate method of calculating the Present Value Factors from 2005 through 2009.

Using the Mid Year Convention, the Present Value Factors were calculated as follows:

(42)  Valuing Small Businesses and Professional Practices, 220.

Where:

	k	=	Discount Rate (Cost of Capital)
	t	=	Year

In the Terminal Year, SP&H calculated the Present Value Factor based on the end of the year. The Terminal Value is calculated as follows:

Where:

	k	=	Discount Rate (Cost of Capital)
	t	=	Year

Note 4:

The terminal value was calculated based on the Gordon Growth Model. Dr. Shannon Pratt states:(43)

Using net cash flow as the economic income measure, the formula for the Gordon Growth Model is as follows:

where:

PV	=	Present Value
NCF0	=

Net cash flow for period 0, the period immediately preceding the effective valuation date (It is assumed that this has been normalized by whatever adjustments are appropriate, such as eliminating nonrecurring items and so on.)

g	=	Projected long-term growth rate (annually compounded, sustainable in perpetuity)
k	=	Present value discount rate (cost of capital applicable to definition of the economic income variable being capitalized)

The Gordon Growth model version of the capitalized economic income method is often used to derive the terminal value in the discounted economic income method…

(43)                            Valuing Small Businesses and Professional Practices,  260-261.

The above model assumes that net cash flows are realized at the end of the year. ARTISTdirect, however, realizes its income more or less evenly throughout the year. A modification for the above Gordon Growth model, assuming that income is realized throughout the year, is presented below: (44)

where:

PV	=	Present Value
E1	=	Expected economic income in the full period immediately following the effective valuation date
k	=	Present value discount rate (i.e., the cost of capital)
g	=	Expected long-term growth rate in E

In 2009, ARTISTdirect is projected to have $20,471,440 in Net Income. SP&H determined that projected Net Income would remain stable and grow at 3.0% per year. The following presents our calculation of the Terminal Value based on the above assumptions:

First, we calculated the earnings on an after tax basis in the full period immediately following 2009.

Net Income	=	$20,471,440 x (1.03)	=	$21,085,583

Second, we calculated the Terminal Value based on E1.

Terminal Value	=	$21,085,583 (1+0.3334)0.5	=	$80,248,621
0.3334– 0.03

Note 5:

In order to account for the net change in long-term debt, SP&H developed present values for ARTISTdirect’s long-terms debt principal payments based on the Federal Reserve interest rate, as of July 28, 2005, and the time between July 28, 2005 and when the long-term debts were due (Exhibit 4, page 68).

(44)  Valuing Small Businesses and Professional Practices,  261.

Schedule 6

ARTISTdirect, Inc. & Subsidiaries

EBIT Multiple Method(1)

Date of Value: July 28, 2005

EBIT(2)		$5,580,451

EBIT Multiple(3)	x	9.2

Indicated Fair Market Value of Assets		$51,340,149

Less:

Long-Term Debt(4)		$46,460,000

Value of 100% Equity Interest		$4,880,149

Endnotes to Schedule 6

ARTISTdirect, Inc & Subsidiaries

Date of Value: July 28, 2005

Note 1:

In the EBIT Multiple method, the total market value of invested capital of the ARTISTdirect on a 100% controlling equity interest is determined by multiplying EBIT at the appropriate multiple.

Note 2:

The EBIT for the ARTISTdirect was developed by taking the last twelve months EBIT (the 2nd half of 2004 and the 1st half of 2005) for ARTISTdirect and MediaDefender before the Acquisition (Exhibits 5 and 6, pages 69 and 70, respectively).

Note 3:

To develop a total asset value, one must select an appropriate EBIT multiple based on an analysis of the company, industry, economy, and competition factors. Companies with unique operations could warrant the use of either higher or lower multiples.

To determine the appropriate EBIT multiple for ARTISTdirect, SP&H analyzed private transactions involving companies in ARTISTdirect’s SIC codes 7371 and 7389. According to the ASA: Business Valuation Standards, SBVS-1 II (c):(45)

Guideline companies are companies that provide a reasonable basis for comparison to the investment characteristics of the company being valued. Ideal guideline companies are in the same industry as the company being valued; but if there is insufficient transaction evidence available in the same industry it may be necessary to select companies with an underlying similarity of relevant investment characteristics such as markets, products, growth, cyclical variability and other salient factors.

To determine the appropriate discretionary cash flow multiple for ARTISTdirect, SP&H obtained market transaction data from Pratt’s Stats from 1995 to the date of value. SP&H made adjustments to the multiples to match ARTISTdirect’s business operations, to include transactions from 2000 to the date of value, and to exclude any transactions that were 2 standard deviations from the mean.

A summary of the EBIT multiples obtained from Pratt’s Stats follows:

(45)  ASA Business Valuation Standards Section I-II-(c), 1994.

Count	Minimum	Lower Quartile	Median	Mean	Upper Quartile	Maximum

25	0.90	5.82	9.22	9.77	12.71	24.33

Based upon SP&H’s research and analysis, we selected 9.2x as an appropriate EBIT multiple.

Note 4:

In order to arrive at an equity value for ARTISTdirect, we must deduct interest-bearing long-term debt, or $46,460,000.

Schedule 7

ARTISTdirect, Inc. & Subsidiaries

Conclusion of Intrinsic Value

Date of Value: July 28, 2005

Discounted Cash Flow (Schedule 5)	$5,102,977

EBIT Multiple (Schedule 6)	$4,880,149

Indicated Fair Market Value of Assets	$4,991,563

Number of Shares Outstanding(1)	3,502,117

Value Per Share of ARTISTdirect, Inc.	$1.43

Endnotes to Schedule 7

ARTISTdirect, Inc & Subsidiaries

Date of Value: July 28, 2005

Note 1:

The number of shares outstanding was based on information provided by ARTISTdirect management and interviews with ARTISTdirect management.

Schedule 8

ARTISTdirect, Inc. & Subsidiaries

Value of Equity Instruments

Date of Value: July 28, 2005

	Options / Warrants	Options / Warrants	Options / Warrants	Options / Warrants
	Exercise Price - $ 2.00	Exercise Price - $ 2.00	Exercise Price - $ 1.55	Exercise Price - $ 1.55
	Expected Life - 5 Years	Expected Life - 7 Years	Expected Life - 5 Years	Expected Life - 7 Years

Variables:

Expected Volatility(1)	0.396	0.459	0.396	0.459

Expected Life (Years)	5.00	7.00	5.00	7.00

Exercise Price	$2.00	$2.00	$1.55	$1.55

Intrinsic Stock Price on Date of Grant(2)	$1.43	$1.43	$1.43	$1.43

Expected Dividend Yield (%)(3)	0.00%	0.00%	0.00%	0.00%

Risk-Free Interest Rate (%)(4)	4.10%	4.04%	4.10%	4.04%

Option Values:(5)	$0.43	$0.63	$0.55	$0.73

Endnotes to Schedule 8

ARTISTdirect, Inc & Subsidiaries

Date of Value: July 28, 2005

Note 1:

The historical volatility of ARTISTdirect before the Acquisition is not indicative of the expected volatility of ARTISTdirect after the Acquisition. Before the Acquisition, ARTISTdirect generated majority of its revenue from e-commerce and media. However, after the Acquisition, ARTISTdirect was projected to generate approximately 44% of its revenue and only 6% of its operating income from its e-commerce and media operation. Additionally, ARTISTdirect’s common stock was thinly traded (see Note 2 below for ARTISTdirect’s average daily volume). The use of historical volatility would be an inappropriate estimate of the expected volatility of ARTISTdirect after the Acquisition. Furthermore, at the date of value, there were no available data on ARTISTdirect’s derivatives. Therefore, SP&H could not use the implied volatility method, which was most suitable for use by public companies with actively traded long-term options. Based on SP&H research and analysis, SP&H determined the most appropriate method to calculate the expected volatility of ARTISTdirect was the historical volatility of guideline publicly traded companies in similar industry as ARTISTdirect.

As stated in the Publication of Staff Accounting Bulletin of the Securities and Exchange Commission dated March 29, 2005:

[A] newly public entity with limited historical data on the price of its publicly trade shares and no other traded financial instruments …may base its estimate of expected volatility on the historical, expected or implied volatility of similar entities whose share or option prices are publicly available.

ARTISTdirect after the Acquisition was similar to a newly public entity, since it had recently completed an acquisition of MediaDefender; therefore, its historical data was not indicative of its expected future volatility.

A search of The Value Line Investment Survey – Small and Mid-Cap Edition Issue 12 (August 19, 2005) yielded 5 publicly-traded guideline companies (the “Guideline Companies”) (Exhibit 7, page 71).

The daily returns of the Guideline Companies for the last 5 and 7 years, if available, were obtained from Yahoo!Finance. The daily volatility for each of the Guideline Companies for the 5-year and 7-year periods were calculated using the following:

Daily Volatility	=	Standard Deviation [log (Qt / Qt-1)]

Qt	=	Price of Stock at time t
Qt-1	=	Price of Stock at time t-1

The daily volatility was then converted to an annual volatility using the following formula:(46)

Annual Volatility = Daily Volatility x (number of trading periods)0.5

Based on SP&H research and analysis, SP&H determined the most appropriated volatility for the 5-year and 7-year period were 0.396 and 0.459, respectively, or the highest volatility for each of the period under review. The reasons for selecting the highest volatility for the 5-year and 7 year period were: (1) The majority (94%) of the projected operating income of ARTISTdirect after the Acquisition was due to MediaDefender’s operation. MediaDefender operated in a new industry that had higher uncertainty of sustainable profits than the Guideline Companies, and (2) The Guideline Companies were generally larger in terms of revenues and profits. ARTISTdirect would also have higher volatility due to its relative smaller size.

Note 2:

At the date of value, ARTISTdirect’s stock price at the end of the day was $3.00. However, SP&H determined that the stock price of ARTISTdirect was not appropriate for pricing the Company’s options for the following reasons:

1.               ARTISTdirect’s stock was thinly traded. The following table presents the average daily volume for ARTISTdirect from 2001 through 2005:

Year	Average Daily Volume
2001	7,308
2002	2,638
2003	4,395
2004	1,176
2005*	2,965

Source: Yahoo!Finance * Data through July 28, 2005

2.               ARTISTdirect’s stock price had doubled from $1.47 in June and July 2005 to $3.00 on July 28, 2005 on daily volume of approximately 3,000 shares. Company management did not see a reason for this doubling in stock price based on the Company’s operations and news releases.

Due to the above reasons, SP&H was retained to determine the fair market value of ARTISTdirect’s stock price. Based on SP&H research and analysis (Schedules 3A through 7), SP&H determined that the fair market value of ARTISTdirect after the Acquisition was $1.43 per share.

(46)  There are 252 trading days in the United States. Accordingly, the number of trading period used in the analysis was 252.

Note 3:

The expected dividend yield per ARTISTdirect management was 0.0%.

Note 4:

The risk-free rates were obtained from the Federal Reserve Statistical Release as of August 1, 2005 dated July 28, 2005. The 5-year and 7-year nominal Treasury constant maturities were 4.04% and 4.10%, respectively.

Note 5

The value of the options/warrants issued and outstanding by the Company is calculated using the Black-Scholes model. According to Shannon Pratt:

In 1973, Fisher Black, Myron Scholes, and Robert Merton derived what remains as the most widely used and best known theoretical model for the valuation of marketable options. The 1997 Nobel Prize in economics recognized the model as one of the most useful works that economics has ever produced.(47)

The Black-Scholes model, modified for dividends is as follows:(48)

where,

and

where,

C – value of the call option

S – current price of the underlying asset (stock price of NTSC)

y – dividend yield

K – strike price (weighted average exercise price

r – risk-free rate

  – volatility of the underlying asset

t – time to expiration of the option

e – the base of natural logarithm is a constant with value 2.7182

(47)  Shannon P. Pratt, Robert F. Reilly & Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely Held Companies, 4th Edition, McGraw-Hill, 2000, p. 557.

(48)  Aswath Damodaran, Investment Valuation: Tools and Techniques for Determining the Value of Any Asset, John Wiley & Sons, Inc., 1996, p. 367.

In addition, we used the Ernst and Young Black-Scholes option model to calculate the options value.

Exhibit 1

ARTISTdirect, Inc.

Scheduled Interest Payments on Long-Term Debts

	Amount(1)	Term(1)	Interest Rate(1)
Senior Financing(1)	$15,000,000	3 years 11 months	11.25%

Year	2005	2006	2007	2008	2009
Interest Payment	$703,125	$1,687,500	$1,687,500	$1,687,500	$843,750

	Amount(1)	Term(1)	Interest Rate(1)
Sub-Debt Financing(1)	$30,000,000	4 years	4.00%

Year	2005	2006	2007	2008	2009
Interest Payment	$500,000	$1,200,000	$1,200,000	$1,200,000	$700,000

	Amount(1)	Term(1)	Interest Rate(1)
Sub-Debt Financing(1)	$1,460,000	4 years	4.00%

Year	2005	2006	2007	2008	2009
Interest Payment	$24,333	$58,400	$58,400	$58,400	$34,067

Total Interest	$1,227,458	$2,945,900	$2,945,900	$2,945,900	$1,577,817

(1)                               ARTISTdirect, Inc Form 8-K filed on July 28, 2005.

Exhibit 2

ARTISTdirect, Inc.

ARTISTdirect Before the Acquisition

Projected Statement of Cash Flow

For the Years Ending December 31,

	2006	2007	2008
	(1)	(2)	(3)

Net Income (Loss)	$771,139	$1,139,217	$1,578,402
ADD:
Depreciation/amortization	37,047	78,192	86,458
	808,186	1,217,409	1,664,859

INVESTING ACTIVITIES
(Increase) decrease in property & equipment	(125,000)	(75,000)	(50,000)
(Increase) decrease in other assets	—	—	—
	(125,000)	(75,000)	(50,000)

FINANCING ACTIVITIES
Proceeds from equity	—	—	—
Increase (Decrease) in line of credit	—	—	—
Increase (Decrease) in long term debt	—	—	—
	—	—	—

OPERATING ACTIVITIES
Increase (Decrease) in Working Capital	683,186	1,142,409	1,614,859

(Increase) Decrease in Current Assets
Restricted Cash	—	—	—
Receivables, net	(626,696)	(145,255)	(310,212)
Inventory	(6,697)	(11,920)	220,888
Prepaid expenses	2,406	(2,177)	—
	(630,987)	(159,351)	(89,324)

Increase (Decrease) in Current Liabilities
Accounts payable	47,301	103,722	71,149
Accrued Expenses	(494)	41,474	28,303
Deferred revenue	—	—	—
Reserves for returns	(4,438)	4,233	2,883
Increase (Decrease) in Current Liabilities	42,370	149,429	102,336

Net Increase (Decrease) in Cash	94,569	1,132,487	1,627,871

Cash — beginning	1,178,769	1,273,338	2,405,825

Cash — ending	$1,273,338	$2,405,825	$4,033,696

Source: ARTISTdirect management.

Exhibit 3

ARTISTdirect, Inc.

MediaDefender - Business Segment

Projected Balance Sheet

As of December 31,

	2003	2004	2005P	2006P	2007P	2008P	2009P
	(1)	(2)	(3)	(4)	(5)	(6)	(7)
Current Assets
Cash and Marketable Securities	$1,149.8	$1,258.0	$5,032.5	$9,320.0	$18,935.0	$32,903.7	$51,863.9
Due from Shareholders	13.8	—	—	—	—	—	—
Trade Receivables	1,807.2	3,354.2	1,630.6	2,335.8	2,984.3	3,426.3	3,701.5
Prepaid Consulting/Marketing Fees	—	—	—	—	—	—	—
Prepaid Bandwidth	—	—	—	—	—	—	—
Deferred Income Taxes	133.9	164.9	46.6	46.6	46.6	46.6	46.6
Other Current Assets	3.1	—	—	—	—	—	—
Total Current Assets	$3,107.9	$4,777.0	$6,709.6	$11,702.3	$21,965.8	$36,376.5	$55,611.9
Non–Current Assets
Property, Plant and Equipment	3,126.9	3,690.6	4,587.5	6,497.1	7,272.3	8,117.7	8,922.6
Less: Accumulated Depreciation	(367.5)	(861.0)	(1,515.5)	(2,442.8)	(3,480.8)	(4,639.6)	(5,913.5)
Property, Plant and Equipment, net	$2,759.4	$2,829.6	$3,072.1	$4,054.3	$3,791.5	$3,478.0	$3,009.2
Capitalized Software Expenditures	387.7	387.7	536.4	794.0	1,097.7	1,450.7	1,875.8
Less: Accumulated Amortization	(343.6)	(387.6)	(417.4)	(498.6)	(640.6)	(853.2)	(1,150.8)
Capitalized Software Expenditures, net	$44.1	$0.1	$119.0	$295.4	$457.1	$597.5	$724.9
Other Non–Current Assets	3.1	3.1	3.1	3.1	3.1	3.1	3.1
Total Non–Current Assets	$2,806.6	$2,832.8	$3,194.1	$4,352.8	$4,251.6	$4,078.6	$3,737.2
Total Assets	$5,914.5	$7,609.8	$9,903.7	$16,055.1	$26,217.5	$40,455.1	$59,349.2

Current Liabilities
Notes Payable	$27.2	$—	$—	$—	$—	$—	$—
Accounts Payable	24.3	27.3	134.1	221.4	268.9	330.1	392.8
Income Taxes Payable	243.9	1,332.4
Accrued Payroll	64.9	433.9	120.3	151.0	194.0	238.9	238.9
Deferred Revenue	10.0	25.9	55.8	82.1	106.4	130.8	160.9
Total Current Liabilities	$370.3	$1,819.6	$310.1	$454.5	$569.3	$699.8	$792.6
Non–Current Liabilities
Deferred Income Taxes Payable	476.8	750.6	750.6	750.6	750.6	750.6	750.6
Total Non–Current Liabilities	476.8	750.6	750.6	750.6	750.6	750.6	750.6

Shareholders’ Equity
Common Stock	4,143.0	4,059.3	4,059.3	4,059.3	4,059.3	4,059.3	4,059.3
Retained Earnings	924.2	980.3	4,783.8	10,790.8	20,838.4	34,945.5	53,746.7
Total Shareholders’ Equity	$5,067.3	$5,039.6	$8,843.0	$14,850.0	$24,897.6	$39,004.8	$57,806.0
Total Liabilities and Equity	$5,914.4	$7,609.7	$9,903.7	$16,055.1	$26,217.5	$40,455.1	$59,349.2

Deferred Revenue (% of next 12 mo revenue)	NA	0%	2%	2%	2%	2%	2%
Income Taxes Payable(% of Income Taxes)	150%	23%	23%	23%	23%	23%	23%
Days Receivable	113.0	117.1	50.0	45.0	40.0	35.0	30.0
Days Payable	2.6	2.3	10.0	10.0	10.0	10.0	10.0
Days Accrual	30.9	18.6	10.0	10.0	10.0	10.0	10.0
Cash Conversion Cycle	79.5	96.2	30.0	25.0	20.0	15.0	10.0

CAPEX	2,958.1	563.7	896.9	1,909.5	775.2	845.3	805.0

Source: ARTISTdirect management.

Exhibit 4

ARTISTdirect, Inc.

Present Value of Scheduled Debt Payments

For Years Ended December 31,

Debt(1)	Amount(1)	Term(1)	Discount Rate(2)	Present Value Factor(3)	Present Value(4)

Senior Financing(1)	$15,000,000	3 years 11 months	4.04%	0.8563	$12,844,679
Sub-Debt Financing(1)	$31,460,000	4 years	4.04%	0.8535	$26,850,807
			Total Present Value:		$39,695,486

(1)                                  ARTISTdirect, Inc Form 8-K filed on July 28, 2005.

(2)                                  Federal Reserve statistical released as of August 1, 2005 dated July 28, 2005.

(3)                                  Present Value Factor = 1 / ( 1 + Discount Rate) t.

(4)                                  Present Value = Amount x Present Value Factor.

Exhibit 5

ARTISTdirect, Inc.

ARTISTdirect Before the Acquisition

Income Statement

For Years Ended December 31,

			6 months ended June 30,		6 months ended
	2004		2004		December 31, 2004
	(1)		(2)		(1)-(2)

Net Revenue
E-Commerce	$2,994,000	58.2%	$1,405,000	65.5%	$1,589,000	65.5%
Media	2,149,000	41.8%	739,000	34.5%	1,410,000	34.5%
Total Revenue	$5,143,000	100.0%	$2,144,000	100.0%	$2,999,000	100.0%

Cost of Revenue
Direct Cost of Product Sales	$3,034,000	59.0%	$1,222,000	57.0%	$1,812,000	57.0%
Other Cost of Revenue	518,000	10.1%	288,000	13.4%	230,000	13.4%
Stock-Based Compensation	0	0.0%	0	0.0%	0	0.0%
Total Cost of Revenue	$3,552,000	69.1%	$1,510,000	70.4%	$2,042,000	70.4%

Gross Profit	$1,591,000	30.9%	$634,000	29.6%	$957,000	29.6%

Operating Expenses
Web-Site Development	$0	0.0%	$0	0.0%	$0	0.0%
Sales and Marketing	167,000	3.2%	95,000	4.4%	72,000	4.4%
General & Administrative	2,676,000	52.0%	1,347,000	62.8%	1,329,000	62.8%
Provision for Doubtful Accounts	110,000	2.1%	0	0.0%	110,000	0.0%
Stock-Based Compensation	7,000	0.1%	0	0.0%	7,000	0.0%
Depreciation & Amortization	223,000	4.3%	150,000	7.0%	73,000	7.0%
Loss From Impairment of Goodwill	0	0.0%	0	0.0%	0	0.0%
Loss From Sales of Property and Equipment	0	0.0%	0	0.0%	0	0.0%
Total Operating Expense	$3,183,000	61.9%	$1,592,000	74.3%	$1,591,000	74.3%

Income / (Loss) from Operations	$(1,592,000)	-31.0%	$(958,000)	-44.7%	$(634,000)	-44.7%

Non-Recurring Items
Loss from Equity Investment	$0	0.0%	$0	0.0%	$0	0.0%
Interest Income, Net	29,000	0.6%	16,000	0.7%	13,000	0.7%
Forgiveness of Debt by Officer	0	0.0%	0	0.0%	0	0.0%
Gain from Sale of Tradename	500,000	9.7%	0	0.0%	500,000	0.0%
Total Non-Recurring Items	$529,000	10.3%	$16,000	0.7%	$513,000	0.7%

Loss From Continuing Operations	$(1,063,000)	-20.7%	$(942,000)	-43.9%	$(121,000)	-43.9%

Income / (Loss) from Discontinued Operations
Agency Business	$0	0.0%	$0	0.0%	$0	0.0%
iMusic Record Label	(137,000)	-2.7%	(60,000)	-2.8%	(77,000)	-2.8%
ARTISTdirect Records, LLC	(2,111,000)	-41.0%	(376,000)	-17.5%	(1,735,000)	-17.5%
Gain from Sale of Interest in ARTISTdirect Records, LLC	0	0.0%	0	0.0%	0	0.0%
Equity Investment in ARTISTdirect Records, LLC	0	0.0%	0	0.0%	0	0.0%
Total Income / (Loss) from Discontinued Operations	$(2,248,000)	-43.7%	$(436,000)	-20.3%	$(1,812,000)	-20.3%

Income / (Loss) Before Cumulative Effect of Change in Accounting Principal	$(3,311,000)	-64.4%	$(1,378,000)	-64.3%	$(1,933,000)	-64.3%

Cumulative Effect of Consolidation of ARTISTdirect Records, LLC	$0	0.0%	$0	0.0%	$0	0.0%

Pre-Tax Income / Loss	$(3,311,000)	-64.4%	$(1,378,000)	-64.3%	$(1,933,000)	-64.3%

Source: ARTISTdirect management.

*  For the six months ended June 30, 2005.

Exhibit 6

ARTISTdirect, Inc. & Subsidiaries

EBIT Calculation

Date of Value: July 28, 2005

ARTISTdirect
2004 2nd Half EBIT (Exhibit 5)	$(634,000)
2005 1st Half EBIT (Schedule 1A)	$219,000
Approximately Last 12 Months	$(415,000)

MediaDefender
2004 2nd Half EBIT*	$2,761,511
2005 1st Half EBIT (Schedule 2A)	$3,233,940
Estimated EBIT for Last 12 Months	$5,995,451

Combined Estimated Last 12 Months EBIT	$5,580,451

* Estimated 1/2 of 2004 EBIT from Schedule 2A

Exhibit 7

ARTISTdirect, Inc.

Volatility of Guideline Companies

For Years Ended December 31,

Company	Check Point Software - CHKP		Aladdin Knowledge - ALDN		Authentidate Hldg - ADAT
Period	10/4/2000 - 10/4/2005	10/4/1998 - 10/4/2005	10/4/2000 - 10/4/2005	10/4/1998 - 10/4/2005	10/4/2000 - 10/4/2005	10/4/1998 - 10/4/2005
Daily Violatility	0.0194	0.0237	0.0200	0.0218	0.0233	0.0289
Annual Violatility	0.3086	0.3757	0.3173	0.3455	0.3700	0.4594

Company	Bindview Dev - BVEW		Napster - NAPS
Period	10/4/2000 - 10/4/2005	10/4/1998 - 10/4/2005	5/16/2001 - 10/4/2005

Daily Violatility	0.0226	0.0259	0.0249
Annual Violatility	0.3582	0.4118	0.3961

APPENDIX A

The Process of Business Valuation and Diligence Procedures

The process of performing a business valuation and the necessary diligence procedures and information requirements for a business valuation are dictated by the professional standards by which a professional appraiser must abide. The following excerpts present relevant appraisal standards set forth by the ASA and the Appraisal Foundation in addition to factors to be considered in IRS Revenue Ruling 59-60.

American Society of Appraisers’ Business Valuation Standards

BVS-I: General Requirements for Developing a Business Valuation

Section III — Information Collection and Analysis:

The appraiser shall gather, analyze, and adjust relevant information to perform the valuation as appropriate to the scope of work. Such information shall include the following:

A.             Characteristics of the business, business ownership interest or security to be valued including rights, privileges and conditions, quantity, factors affecting control and agreements restricting sale or transfer.

B.             Nature, history, and outlook of the business.

C.            Historical financial information for the business.

D.            Assets and liabilities of the business.

E.             Nature and conditions of the relevant industries which have an impact on the business.

F.             Economic factors affecting the business.

G.            Capital markets providing relevant information, e.g. available rates of return on alternative investments, relevant public stock transactions, and relevant mergers and acquisitions.

H.            Prior transactions involving subject business, interest in subject business, or its securities.

I.                 Other information deemed by the appraiser to be relevant.

The Appraisal Foundation’s Uniform Standards of Professional Appraisal Practice

Standards Rule 9-4(b)

Collect and analyze relevant data regarding:

(i)   the nature and history of the business;

(ii)      financial and economic conditions affecting the business enterprise, its industry, and the general economy;

(iii)  past results, current operations, and future prospects of the business enterprise;

(iv)    past sales of capital stock or other ownership interest in the business enterprise being appraised;

(v)        sales of similar businesses or capital stock of publicly held similar businesses; and

(vi)    prices, terms, and conditions affecting past sales of similar assets.

Section 4.01 Factors to Consider.

According to Section 4.01 of the Internal Revenue Service Code, Revenue Ruling 59-60 requires an analysis to consider the following factors:

(a)       The nature of the business and the history of the enterprise from its inception.

(b)       The economic outlook in general and the condition and outlook of the specific industry in particular.

(c)        The book value of the stock and the financial condition of the business.

(d)       The earning capacity of the company.

(e)        The dividend-paying capacity.

(f)           Whether or not the enterprise has goodwill or other intangible value.

(g)       Sales of the stock and size of the block of stock to be valued.

(h)       The market prices of stocks of corporations engaged in the same or similar line of businesses having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

Based on the above standards, it is clear that the business valuation process includes the following:

1. Analysis of company operations

2. Financial statement analysis

3. Projections of revenues and earnings based on reasonable expectations  of future  performance

4. Qualitative and quantitative industry analysis

5. Competition analysis

6. Economic analysis

7. Valuation analysis

8. Reach a conclusion of value

APPRAISERS CERTIFICATION AND CONTINGENT AND LIMITING CONDITIONS

The appraisers whose signatures appear below certify that except as otherwise noted in this appraisal report and to the best of our knowledge and belief:

1.                                       The statements of fact contained in this report are true and correct to the best of SP&H and its staff members’ knowledge and belief. No matters affecting the conclusions have been knowingly withheld or omitted.

2.                                       The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

3.                                       We, jointly or separately, have no contemplated present or prospective interest in the sale of the property that is the subject of this appraisal or any equity or other ownership interests in ARTISTdirect and MediaDefender and we have no personal interest or bias with respect to the parties involved.

4.                                       Our compensation for this appraisal is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or use of, this report.

5.                                       Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

6.                                       Other than SP&H employees and those individuals identified herein, no one provided significant professional assistance to the persons signing this report.

7.                                       No responsibility can be taken by the appraisers for the inability of the owners to sell ARTISTdirect and MediaDefender or any equity interest or other ownership interests at the appraised values.

8.                                       This appraisal and its conclusions are subject to review upon presentation of data that is undisclosed or not available as of the date of this report.

9.                                       No responsibility is assumed for matters legal in nature nor is any opinion rendered as to the title, which is assumed to be good.

10.           The ownership information furnished to the appraisers is assumed to be correct.

11.                                 The only liabilities and encumbrances against assets considered are those reflected on the financial statements provided.

12.                                 The fee for this appraisal report does not contemplate appearance in court or before other governmental agencies as an expert witness. However, the appraiser will appear if prior arrangements are made. Expert witness testimony will be compensated for at the appraisers’ professional fee rates.

13.                                 Acceptance and/or use of this report constitutes acceptance of the foregoing general assumptions and limiting conditions.

14.                                 Neither all nor any part of this report, particularly as to the conclusion and the identity of SP&H and its staff members, shall be conveyed to the public through advertising, public relations, news, or other media without the prior written consent of SP&H.

15.                                 The date of value is July 28, 2005. The use of a different date of value could substantially impact the opinions herein.

16.                                 The business valued was ARTISTdirect which was headquartered in Los Angeles, California. The purpose of SP&H’s assignment is to determine the value of the Equity Instruments issued by ARTISTdirect in conjunction with the acquisition of MediaDefender. The function of this valuation is for financial reporting purposes.

January 27, 2006

Nevin Sanli, ASA	Thomas Pastore, ASA, CFA, CPA
President	Chief Executive Officer
for SANLI PASTORE & HILL, INC.	for SANLI PASTORE & HILL, INC.
a California Corporation	a California Corporation

NEVIN SANLI, ASA

Accredited Senior Appraiser, Business Valuation Discipline

PROFESSIONAL QUALIFICATIONS

BUSINESS BACKGROUND

Mr. Sanli is President and Co-Founder of Sanli Pastore & Hill, Inc. He is responsible for the overall management of the firm, including client engagements, litigation support, expert witness testimony, strategic planning and relationship management. Mr. Sanli, an accredited Senior Appraiser, Business Valuation Discipline, has been a financial consultant for about 20 years specializing in business valuation, litigation consulting, economic and financial research, statistical and investment analysis and mergers and acquisitions.

Mr. Sanli has extensive experience developing cash flow statements and financial projections, conducting industry and market research, analysis of financial statements and valuing businesses. He has published a number of articles pertaining to business valuation issues, and speaks on the topics of business valuation and expert witness testimony at educational forums about 10 to 20 times per year.

DEPOSITION & TRIAL TESTIMONY

Mr. Sanli is a seasoned provider of litigation support and expert witness testimony for economic and financial issues. He has testified as an expert witness in economic and financial matters such as: lost wages, determination of liability, breach of contract, eminent domain, corporate and partnership dissolutions, bankruptcy, anti-trust and unfair trade practices, estate and gift taxes and business valuation. Mr. Sanli has testified over 50 times in trial and over 200 times in deposition.

OFFICER & DIRECTOR POSITIONS

Mr. Sanli has served as an officer and/or on the boards of directors of numerous professional and non-profit organizations. He presently is active in the following associations, which focus on providing education and the promotion of topics relevant to business valuation:

•              American Society of Appraisers

•              California Redevelopment Association

•              The ESOP Association

•                  Institute for a Better California

•                  International Right of Way Association

PROFESSIONAL CREDENTIALS & EDUCATION

Bachelor of Arts, Honors Economics, from the University of California at Irvine. Coursework included: advanced studies in finance, econometrics, mathematical and statistical models for business and applied research.

Accredited Senior Appraiser (ASA) of the American Society of Appraisers, Business Valuation Discipline.

Elected to Who’s Who in Industry and Finance, Who’s Who in the World, Who’s Who in America, and Who’s Who Worldwide.

Active speaker and trainer for continuing education classes in the fields of business valuation, finance, mergers and acquisitions, and eminent domain. Accredited provider of MCLE courses for attorneys.

PUBLICATIONS

•                  “How much is Your Vintage Guitar Worth?”, by Nevin Sanli , December 2003

•                  “Remaining Public – the Best Option in Troubled Markets? ”, by Nevin Sanli and Thomas E. Pastore, ACG Network, Vol.15, No.3, October 2003

•                  “ESOP Fables,” by Nevin Sanli and Tracy Washburn, Valorem Principia, Vol. 11, Issue 3, October 2003

•                  “Choosing the Right Appraisers,” by Nevin Sanli, Thomas E. Pastore and Adam Smith, Right of Way Magazine, May/June 2003

•                  “Appraisers and Accountants – Vive la Difference,” by Nevin Sanli, Thomas E. Pastore and Adam Smith, Valorem Principia, Vol. 11, Issue 1, February 2003

•                  “Another Resounding Victory for Cities, Redevelopment Agencies and Other Condemning Entities, ” by Nevin Sanli, Valorem Principia, Vol. 10, Issue 1, July 2002

•                  “Getting What You Pay For The Importance of Financial Due Diligence,” by Nevin Sanli, Valorem Principia, Vol. 9, Issue 3, October 2001

•                  “Valuation.com – A New Paradigm,” by Nevin Sanli and Mary Lee-Wlodek, Valorem Principia, February 2000

•                  “Loss of  Goodwill Under California Eminent Domain Law,” by Thomas E. Pastore and Nevin Sanli, Valorem Principia, June 1998

•                  “The Calculation of Lost Goodwill Under California Eminent Domain Law,” by Thomas E. Pastore and Nevin Sanli, March 1998

•                  “Acquisition Valuation of a Service Business: Risk & Rewards of Intangible Assets,” Valorem Principia, February 1997

•                  “Mitigation of Damages in Goodwill Loss Claims,” by Nevin Sanli and Jeffrey Z.B. Springer, Esq., Redevelopment Journal, February 1997; Valorem Principia, September 1997 (Part I); February 1998 (Part II)

•                  “The Process of Property Acquisition for Public Projects” by Nevin Sanli and Thomas Pastore (1995

•                  “How Much is Your Business Worth?,” Valorem Principia, Volume 3, Issue 1, August 1995

•                  “Valuing State-Owned Enterprises for Privatization: The Nepal Project,” Valorem Principia, Vol. 2, Issue 1,  February 1994.

Business Valuations

Fairness Opinions

Solvency Opinions

Expert Testimony

Los Angeles     Sacramento

THOMAS E. PASTORE, ASA, MBA, CFA, CPA

Accredited Senior Appraiser, Business Valuation Discipline

PROFESSIONAL QUALIFICATIONS

BUSINESS BACKGROUND

Mr. Pastore is Chief Executive Officer and co-founder of Sanli Pastore & Hill, Inc. He has been involved in financial consulting for more than 20 years, specializing in investment and financial analysis, litigation consulting and public accounting. Extensive experience encompasses valuing numerous businesses in a wide range of industries including retail services, manufacturing and holding companies. He has served as an expert witness in federal and state courts for business litigation cases in California, Arizona and Nebraska.

PROFESSIONAL CREDENTIALS & EDUCATION

•                  Accredited Senior Appraiser (ASA), American Society of Appraisers, Business Valuation Discipline

•                  Chartered Financial Analyst (CFA)

•                  Member, Association for Investment Management and Research

•                  Member, Los Angeles Society of Financial Analysts

•                  Certified Public Accountant (CPA)

•                  Certified Management Accountant (CMA)

•                  Member, California Society of Certified Public Accountants

•                  Member, Institute of Management Accountants

•                  Past Vice President of Professional Education, West Los Angeles Chapter, Institute of Management Accountants

•                  Master in Business Administration, University of Michigan. Course work includes economics, finance, marketing and business strategy

•                  Bachelor in Business Administration with a major in accounting from Bryant College

CONTINUING EDUCATION

Active participation as both an instructor and student in continuing education classes on advanced topics of business valuation, taxation, eminent domain and redevelopment.

DEPOSITION AND TRIAL TESTIMONY

As an expert witness, Mr. Pastore has testified over 50 times in trial and over 200 times in deposition.

SPEECHES & SEMINARS

Mr. Pastore is an active participant as both an instructor and a student in continuing education classes on advanced topics of business valuation, taxation, eminent domain and redevelopment.

He has presented speeches to numerous public and private associations, including bar associations and accounting societies. He is an official instructor for the California Redevelopment Association and SP&H’s Goodwill Loss Valuation Workshops, Levels I-IV.

PUBLICATIONS

•                  Remaining Public – “the Best Option in Troubled Markets? ”, ACG Network, Vol.15, No.3 – October 2003

•                  “Choosing the Right Appraiser,” Right of Way Magazine, May/June 2003

•                  “Appraisers and Accountants – Vive la Difference,” Valorem Principia, February 2003

•                  “Business Appraisal Methodology Prevails,” Business Valuation Update: Judges & Lawyers, Nov. 1999

•                  “Calculation of Lost Goodwill Under California Eminent Domain Law,” March 1998

•                  “Business Valuations for IPOs,” Valorem Principia, June 1997

•                  “Revenue Multipliers or the Art of Fabricating Data,”  Valorem Principia, November 1995

•                  “Internal Revenue Service Accepts Minority Interest Discounts,”  Valorem Principia, July 1993

•                  “Loss of Goodwill Under California Eminent Domain Law,”  Valorem Principia, January 1993

OFFICER & DIRECTORSHIP POSITIONS

Mr. Pastore has served on the boards of directors of many California organizations. He was past vice president of professional education at the Institute of Management Accountants, West Los Angeles Chapter.

Business Valuations

Fairness Opinions

Solvency Opinions

Expert Testimony

Los Angeles     Sacramento

PRODUCTS & SERVICES

HEADQUARTERS:

1990 SO. BUNDY DRIVE, SUITE 800

LOS ANGELES, CA 90025

310/571-3400

SACRAMENTO:

2151 RIVER PLAZA DRIVE, SUITE 308

SACRAMENTO, CA 95833

916/614-0530

BUSINESS VALUATIONS

SP&H has extensive valuation experience. We provide professional valuations in the United States and abroad. These appraisals are Standards of Professional Appraisal Practice (USPAP) and inconformity with the American Society of Appraisers (ASA) guidelines as well as all applicable U.S. and international laws and financial standards.

SP&H provides valuations of the following classes of assets:

• Corporate and securities valuations

• Total enterprise value

• Intangibles: intellectual property, goodwill, patent rights & royalty income, leasehold interests

Business valuation assignments performed by SP&H include:

• Valuations and expert witness testimony for business litigation

• Fair market value reports for estate and gift tax planning

• Fair value corporate and partnership dissolution appraisals required under state law, e.g. Sections 1800 and 2000 of the California Code of Civil Procedure

• Employee Stock Ownership Plan (ESOP) valuations

• Valuations of amortizable intangible assets under Internal Revenue Service Section 1.167

• Valuations and feasibility studies required by creditors and/or equity investors

• Valuations for reorganization plans and bankruptcy proceedings

• Opinions of financial and operational viability of financially distressed companies

• Valuation of government-owned enterprises for the purpose of privatization

• Valuation and operational advisory services in connection with privatization assignments

•  Valuations for fairness and solvency opinions
Clients include federal, state, county and city governments; management and shareholders of public and private corporations; foreign governments; investor groups; financial institutions; law firms; and accounting firms.

MERGERS & ACQUISITIONS

SP&H provides business valuation advisory services to buyers and sellers of businesses. SP&H does not act as an investment bank or abroker. SP&H fees for merger and acquisition advisory services are not based on the value of the transaction or contingent upon its success.

SP&H is an independent business valuation firm.

Selling side advisory products and services include:

• Fairness and solvency opinions

• The preliminary valuation report

• The comprehensive written valuation report

• The Business Presentation Report (“BPR”)

• Pre-Initial Public Offerings (IPO’s) feasibility studies

• Valuation research and consulting for IPO’s

• Value consulting and management

• Comparable company studies

• Strategic services and negotiation assistance

Buying side advisory products and services include:

• Fairness and solvency opinions

• Conducting acquisition searches

• Valuing selected target businesses for purchase

• Assistance in negotiations

• Strategic advisory and negotiation services

• Projections and analyses for synergistic alliances

• Investment risk & return analysis

Additional M& A advisory products and services:

• Due diligence studies

• Industry, market, and competition research

• Analysis of strategic partnerships

• Venture capital studies

• Valuation for private placements

• Employee Stock Ownership Plans (ESOP)

COMPENSABLE GOODWILL LOS

One of SP&H’s specialties is the valuation of the loss of business goodwill under Section 1263.510 of the California Code of Civil Procedure. With comprehensive experience in valuing businesses for eminent domain purposes, SP&H is thoroughly familiar with requirements under Section 1263.510 as well as court cases and legal precedent influencing appraisal methodologies.

SP&H’s goodwill loss valuation products include:

• Precondemnation studies

• Drive-By or Window appraisals, (Preliminary Budgetary Estimates)

• Preliminary total goodwill and goodwill loss studies

• Total goodwill valuation reports

• Comprehensive goodwill loss valuation reports

• Inverse condemnation and partial taking studies

• Expert witness testimony

• Seminars and presentations

Clients consist of city redevelopment agencies, state and county governments, law firms and business owners.

LITIGATION CONSULTING

SP&H provides a wide and diverse range of business litigation consulting services. The firm’s state-of-the-art computer and software technology results in expedient and efficient analysis and summarization of large quantities of information. In addition, SP&H’s customized color graphics simplify the presentation of complicated financial data.

Litigation consulting services include:

• Strategic Litigation Advice

• Lost business value damage analyses

• Lost profits damage analyses

• Economic research and analysis

• Forensic accounting and economics

• Statistics and econometrics

• Expert witness testimony

Clients include attorneys working for either plaintiffs or defendants. SP&H is often retained simultaneously with other expert witnesses such as forensic accountants, engineers and market research analysts.

BUSINESS ADVISORY SERVICES	The professional staff of SP&H is qualified and has the experience to assist domestic and international companies in the following areas:

• Strategic planning

• Development and review of business projections for financing

• Financial analysis

• Market and industry research

• International market and risk studies

• Cross border strategic alliances

• Joint venture/investment partner evaluations

• Privatization of government-owned enterprises

• Training seminars

• Value enhancement strategies and planning

Exhibit 3

Purchase Price Allocation for MediaDefender, Inc., a Delaware corporation acquired by:

ARTISTdirect, Inc.

10900 Wilshire Boulevard, Suite 1400
Los Angeles, CA 90024

Date of Value: July 28, 2005

Prepared for

Mr. Robert Weingarten, Chief Financial Officer
ARTISTdirect, Inc.
10900 Wilshire Boulevard, Suite 1400
Los Angeles, CA 90024

January 27, 2006

1990 South Bundy Drive
Suite 800
Los Angeles, CA 90025
310/571-3400

Business Valuations
Fairness Opinions
Solvency Opinions
Expert Testimony

Los Angeles   Sacramento

January 27, 2006

File No: 16230

Mr. Robert Weingarten
Chief Financial Officer
ARTISTdirect, Inc.
10900 Wilshire Boulevard, Suite 1400
Los Angeles, CA 90024

Re:     Valuation for Statement of Financial Accounting Standards
Nos. 141 and 142 for Acquisition of MediaDefender, Inc.

Dear Mr. Weingarten:

Per your request, SANLI PASTORE & HILL, INC. (“SP&H”) has prepared a purchase price allocation for the acquisition by ARTISTdirect, Inc. (“ARTISTdirect” or “ADI”) of a 100% equity interest in MediaDefender, Inc. (“MediaDefender” or the “Company”).

PURPOSE OF ASSIGNMENT

The purpose of SP&H’s assignment is to provide a purchase price allocation of the Company’s separately identifiable intangible assets for financial reporting requirements.

For the purpose of this valuation, ARTISTdirect provided, among other items, MediaDefender historical financial statements, unaudited financial information, tax returns, other records and documents, and prospective financial information (“PFI”) pertaining to the business operations and assets valued.

FUNCTION OF ASSIGNMENT

The analyses and opinions herein will be used to assist ARTISTdirect management in their allocation of the purchase price to the intangible assets acquired for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”). This valuation report is intended solely for the information and use of the management of ARTISTdirect and ARTISTdirect’s independent auditors and legal counsel. This valuation report is not to be used,

Sanli Pastore & Hill, Inc.

1990 South Bundy Drive, Suite 800
Los Angeles, California 90025
Telephone: 310/571-3400
Fax: 310/571-3420

www.sphvalue.com

circulated, quoted or otherwise referred to for any other purpose, including, but not limited to, the registration, purchase or sale of securities, nor is it to be filed, in whole or in part, in a registration statement or any other filing with the Securities and Exchange Commission (the “SEC”), without the express written consent of SP&H. Notwithstanding the foregoing, without the further consent of SP&H, ARTISTdirect is permitted to refer to the existence of such valuation report in its filings with the SEC, as long as it does not disclose that such valuation report was specifically prepared by SP&H, and is further permitted to file with or provide such valuation report to the SEC or any other regulatory organization, upon the request of such regulatory organization.

Furthermore, it is understood that financial accounting and reporting for the acquisition includes consideration of the following accounting pronouncements and guidance:

•                  Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 141, Business Combinations;

•                  FASB Statement No. 142, Goodwill and Other Intangible Assets;

•                  FASB Statement No. 2, Accounting for Research and Development Costs;

•                  FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method; and

•                  AICPA Practice Aid Series, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries, American Institute of Certified Public Accountants, 2001.

DATE OF VALUE

The date of value utilized herein is July 28, 2005, the effective date of the acquisition of the Company.

SCOPE OF WORK

SP&H’s valuation is referred to by the American Society of Appraisers as an Appraisal. The definition of Appraisal is provided by the American Society of Appraisers’ (“ASA”) Business Valuation Standard I (“BV-I”). This standard defines the objectives and qualities of an Appraisal as follows:

a.                                      The objective of an appraisal is to express an unambiguous opinion as to the value of the business, business ownership interest, or security, which is supported by all procedures that the appraiser deems to be relevant to the valuation.

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b.                                      An appraisal has the following qualities:

(1)                             It is expressed as a single dollar amount or a range.

(2)                             It considers all relevant information as of the appraisal date available to the appraiser at the time of performance of the valuation.

(3)                             The appraiser conducts appropriate procedures to collect and analyze all information expected to be relevant to the valuation.

(4)                             The valuation is based upon consideration of all conceptual approaches deemed to be relevant by the appraiser.

STANDARD OF VALUE

In performing our valuation, we will use the following fair market value definition as defined by the Financial Accounting Standards Board (“FASB”) in “Statement of Financial Accounting Standards No. 141”:(1)

The amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Published in October 1974, FASB Statement No. 2 provides accounting guidelines for research and development (“R&D”) with the objective of reducing the number of reporting practices previously employed. The statement is broken into four specifications concerning R&D: activities identified, elements of cost, accounting for, and disclosure of.

FASB Statement No. 2 identifies R&D activities using the following definitions:

Research is defined as a planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter, “product”) or a new process or technique (hereinafter, “process”) or in bringing about a significant improvement to an existing product or process.

Development is defined as the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process, whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototype, and operation of pilot plants. It does not include routine or periodic alterations to existing products,

(1) Financial Accounting Standards Board. “Statement of Financial Accounting Standards No. 141.” June 2001.

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production lines, manufacturing processes, and other ongoing operations, even though alterations may represent improvements, and it does not include market research or market testing activities.

In performing our valuation, we will use the following in-process research and development (“IPR&D”) and developed technology definitions as defined in the AICPA Practice Aid Series “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries”:(2)

IPR&D: Research and development project that has not yet been completed. Acquired IPR&D is a subset of an intangible asset to be used in R&D activities.

Developed technology is technology as it exists in a current product(s) offering. Today’s developed product technology may be tomorrow’s base or core technology. In addition, it is those technical processes, intellectual property and institutional understanding that exists within an organization with respect to products or processes that have been completed and that will aid in the development of future products, services, or processes that will be designed in a manner to incorporate similar technologies.

The Financial Accounting Standards Board (“FASB”) identifies Goodwill as the following:(3)

The excess of the cost of an acquired entity over the net of the amounts assigned to asset acquired and liabilities assumed shall be recognized as an asset to referred to as goodwill.

According to FASB’s Statement 142, Goodwill and Other Intangible Assets:

a.                                    Prior to this statement, goodwill was amortized over its useful life not to exceed forty years. Under FASB 142, goodwill will still be recognized as an asset, however, amortization of goodwill will no longer be permitted. Instead, goodwill and other intangibles will be subjected to an annual test for impairment of value. This will not only effect goodwill arising from acquisitions completed after the effective date, but will also effect any unamortized balance of goodwill.

(2) Reilly, Robert F. & Schweihs, Robert P. Copyright 1999. Valuing Intangible Assets. (New York: McGraw-Hill), pp. 19-20.

(3) Financial Accounting Series: Statement of Financial Accounting Standards No. 141, Financial Accounting

Standards Board of Financial Accounting Foundation.

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We also considered the American Society of Appraisers’ definition of goodwill:

Goodwill: That intangible asset which arises as a result of name, reputation, customer patronage, location, products and similar factors that have not been separately identified and/or valued but which generate economic benefits.

Additionally, we also considered the following definition of goodwill as described in Valuing Intangible Assets:(4)

Components of Goodwill:

1.              Existence of assets in place and ready to use.  This component is sometimes referred to as the going-concern value element of goodwill.

2.              Existence of excess economic income.  Excess income is that level of income generated by a business that is greater than the amount that would be considered a fair rate of return on all of the other tangible and intangible assets that are used in the business.

3.              Expectation of future events that are not directly related to the current operation of the business.  The expectation component relates directly to the concept of goodwill as the current value of future assets not yet in existence as of the valuation date.

PREMISE OF VALUE

It is essential to determine under which premise of value a business enterprise’s valuation will be determined. The premises of value to be considered are:

1.                                    Valuation under going-concern conditions: the business enterprise is valued in continued use, as a mass assemblage of income producing assets and well-managed, efficient employees, as a going-concern business enterprise.

In addition, the American Society of Appraisers’ define Going-Concern Value as:

The value of an enterprise, or an interest therein, as a going concern.

2.             Intangible elements of value in a business enterprise resulting from

(4) Robert F. Reilly and Robert P. Schweihs, Valuing Intangible Assets, McGraw-Hill, 1999.

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factors such as: having a trained work force; an operational plant; and the necessary licenses, systems and procedures in place.

2.                                    Valuation as an assemblage of assets: the value in place as a mass assemblage of assets, but not in current use in the production of income, and not as a going-concern business enterprise.

3.                                    Valuation as an orderly disposition: the value in exchange, on a piecemeal basis (not part of a mass assemblage of assets), as part of an orderly liquidation.

4.                                     Valuation as a forced liquidation: the value in exchange, on a piecemeal basis (not part of a mass assemblage of assets), as part of a forced liquidation; this premise contemplates that the assets of the business enterprise will be sold individually and that they will experience less than normal exposure to the market. A Chapter 7, Bankruptcy Act, liquidation is one example.

Based on our research and analyses enclosed herein, at the date of value, the Company should be valued under the going-concern premise.

DESCRIPTION OF ASSETS(5)

Current Assets: The Company had current assets of $4,064,208 as of July 31, 2005.

Property and Equipment: The Company property and equipment with a book value of $1,748,683 as of July 31, 2005.

Customer Contract / Customer Relationships: The Company had 7 existing customers as of July 28, 2005. These customers had been clients of MediaDefender from 2 to 4 years.

Unpatented Technology: The Company had proprietary anti-piracy protection software and an information-technology infrastructure.

Noncompetition Agreements: ARTISTdirect obtained noncompetition agreements with Mr. Randy Saaf, Mr. Octavio Herrera, Mr. Eric Pulier, and Mr. Teymour Boutros-Ghali as part of the merger agreement between MediaDefender and ARTISTdirect.

(5)   Per Mr. Robert Weingarten and Mr. Larry Mitchell, Media Defender’s accountant, SP&H was instructed to use the values for Current Assets and Property and Equipment as of July 31, 2005, the closest fiscal month to the date of value, July 28, 2005, for which financial statements were prepared for MediaDefender. SP&H had not performed any appraisal procedures and takes no responsibility for the appraisal of the Company’s current assets or property and equipment.

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Goodwill: Please refer to the definitions of goodwill on pages 4 and 5.

CONCLUSION OF PURCHASE PRICE ALLOCATION

Based upon our investigation, analysis, and on the valuation approaches, methods, and techniques employed, we conclude that, as of the date of value, July 28, 2005, the fair value of the acquired intangible assets should be allocated as follows:

Assets	Purchase Price Allocation	Percentage of Total

Current Assets	$4,064,208	8.4%
Property and Equipment	1,748,683	3.6%
Customer Contract / Customer Relationships	2,264,230	4.7%
Unpatented Technology	7,601,996	15.6%
Value of Noncompetition Agreements	1,383,971	2.8%
Goodwill	31,537,806	64.9%

Total	$48,600,894	100%

The following report sets forth the data and analyses that we have used in arriving at our conclusion. Also enclosed is information about SP&H, including the professional qualifications of the firm’s management and the products and services offered by SP&H.

We performed our appraisal in conformity with the Appraisal Foundation’s Uniform Standards of Professional Appraisal Practice. This appraisal is subject to the Appraiser Certification and Contingent and Limiting Conditions.

Respectfully submitted,

SANLI PASTORE & HILL, INC.,
a California Corporation

TP/st /ce

Enclosures

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TABLE OF CONTENTS

BUSINESS PROFILE	3
Business Overview and History	3
History of Transactions between ARTISTdirect and MediaDefender	3
Products and Services	4
Management	4
Employees	5
Advertising and Marketing	5
Facilities	5
Property and Equipment	5

INTANGIBLE ASSETS	6
Statement of Financial Accounting Standards No. 141	6
Definition of Intangible Assets	6
Description of the Assets Valued	7
Identification of Intangible Assets	7
Customer Contract / Customer Relationships	9
Unpatented Technology	9
Noncompetition Agreement	9

FINANCIAL PERFORMANCE	10
Revenues	10
Cost of Goods Sold and Total Operating Expenses	10
Loss/Income Before Provision for Income Taxes	11
Non-Recurring Items	12
Total Assets	12
Total Liabilities	12
Total Owners’ Equity	13
Summary	14
Schedule 1 — Income Statement	15
Schedule 2 — Balance Sheet	16

ECONOMIC ANALYSIS	17
U.S. and California Economies	17
Forecasts for the U.S. Economy	19
Summary	20

INTERNET PIRACY PROTECTION (“IPP”) INDUSTRY ANALYSIS	21
Introduction	21
Scope of Software Piracy	21
Forms of Internet Software Piracy	22
Piracy in the Entertainment Industry	23
Forecasts	24
Conclusion	24

COMPETITION ANALYSIS	25

VALUATION ANALYSIS	26
Introduction	26

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Valuation Approaches	26
Customer Contract / Customer Relationships and Unpatented Technology Income
Valuation Methodology	27
Noncompetition Agreeements Valuation Methodology	27
Schedule 3 — Representative Income Statement	28
Schedule 4 — Development of Equity Discount — Customer Contract / Customer
Relationships	29
Schedule 5 — Development of Equity Discount — Unpantented Technology	34
Schedule 6 — Valuation Analysis —Customer Contract / Customer Relationships	37
Schedule 7 — Valuation Analysis — Unpatented Technology	40
Schedule 8 — Valuation Analysis — Noncompetition Agreements	42
Schedule 9 — Adjusted Purchase Price of MediaDefender, Inc.	44
Schedule 10 — Conclusion	46
Exhibit A — Average Operating Margin of Comparable Companies	47

SOURCES OF INFORMATION	48

APPRAISERS CERTIFICATION AND CONTINGENT AND LIMITING CONDITIONS	51

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BUSINESS PROFILE

Business Overview and History

MediaDefender, Inc. (“MediaDefender” or the “Company”) a privately-held Delaware corporation, was founded in July 2000 and was headquartered in Marina Del Rey, California.(1) MediaDefender was a leading provider of anti-piracy solutions in the Internet-piracy-protection (the “IPP”) industry. MediaDefender’s solutions included technical, nonevasive countermeasures that frustrated attempts of peer-to-peer (“P2P”) network users in locating, copying, and sharing unauthorized copyrighted materials. These solutions relied on a proprietary software and an information-technology infrastructure. MediaDefender’s customers included major music and entertainment companies that relied on MediaDefender to thwart illegal downloading of music, movies, and other types of media files.

History of Transactions between ARTISTdirect and MediaDefender(2)

ARTISTdirect, a publicly traded company, was formed on October 6, 1999 upon its merger with ARTISTdirect, LLC. ARTISTdirect, LLC was a California limited liability company that had operated since August 8, 1996. On July 28, 2005, ARTISTdirect consummated the acquisition (the “Acquisition”) of MediaDefender, a privately held Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) entered into by ARTISTdirect, ARTISTdirect Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of ARTISTdirect, and MediaDefender. Under the terms of the Merger Agreement, ARTISTdirect Merger Sub, Inc. merged with and into MediaDefender with MediaDefender surviving as a wholly-owned subsidiary of ARTISTdirect. ARTISTdirect agreed to pay $42.5 million in cash to the stockholders of MediaDefender, subject to a holdback of $4.25 million, which had been placed into an escrow account to cover any indemnification claims under the Merger Agreement. ARTISTdirect also incurred an  estimated $2.60 million in accounting, legal, and professional fees related to the Acquisition.  In addition, ARTISTdirect incurred $1,669,855 in common stocks and warrants issued to WNT07 Holding, LLC (“WNT07”), which was 85% owned by FDT 2005(3) and 15% owned by Mr. Teymour Boutros-Ghali. This amount was paid pursuant to the July 28, 2005 Non-Competition Agreement between ARTISTdirect, WNT07 Holding, LLC, Mr. Eric Pulier and Mr. Teymour Boutros-Ghali (the “WNT07 NC Agreement”). For the purpose of our valuation, we have determined that 80% of this consideration was for Mr. Pulier’s and Mr.  Boutros-Ghali’s finders’ fees pertaining to the Acquisition, and 20% was for the Non-Competition Agreement (see Endnotes to Schedule 8, Note 2 on page 43). Furthermore, ARTISTdirect assumed $1,298,429 and $532,610 of MediaDefender’ Current Liabilities and Long-Term Debt, respectively.

(1) Per Form 10-QSB filed by ARTISTdirect with the U.S. Securities and Exchange Commission for the quarterly period ended June 30, 2005.

(2) Ibid.

(3) FDT Trust 2005 was owned by Mr. Eric Pulier.

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Pursuant to the Merger Agreement, a Non-Compete Agreement between MediaDefender and Mr. Stefan Kaczmarek, Mr. Jay Mairs, and OnSystems, Inc., (collectively “MediaDefender Stockholders”) was entered into on July 28, 2005. The Non-Compete Agreement, which would be effective between July 28, 2005 and July 28, 2009, prohibited the MediaDefender Stockholders from (1) directly or indirectly serving as owner, employee, creditor, consultant, or otherwise of any company in the IPP industry; (2) directly or indirectly own, manage, operate, join, control, consult, participate, lend money to, invest, or be connected as a partner or stock owner of any company in the IPP industry, provided that the beneficial ownership of less than 5% would not be a violation of the Non-Compete Agreement provisions.

On July 28, 2005, ARTISTdirect and Messrs. Saaf and Herrera entered into a Noncompetition Agreement that was effective beginning July 28, 2005 and ending on the four-year anniversary. The Noncompetition Agreement prohibited Messrs. Saaf and Herrera from (1) engaging in certain competitive business activities, (2) soliciting MediaDefender or ARTISTdirect customers, (3) soliciting existing employees of MediaDefender or ARTISTdirect, and (4) revealing any confidential information regarding MediaDefender or ARTISTdirect. In consideration, Messrs. Saaf and Herrera would each receive a cash payment of $525,000 on December 31, 2006.

Products and Services

MediaDefender offered two service levels:(4) (1) The Traditional Service included a type 500 server and up to four networks, with a network frequency of one gigabyte per second. The service did not require a minimum service time commitment. (2) The Uber Service included a type 3,500 server, and up to nine networks, with a network frequency of six gigabytes per second. MediaDefender guaranteed up to 95% effectiveness and required a minimum service time commitment. A majority of music and movie company customers utilized this service.

Management(5)

Mr. Randy Saaf

Mr. Randy Saaf was MediaDefender’s President and Chief Executive Officer (“CEO”) as the date of value. His responsibilities included strategic management of the Company and its technology, along with sales and business development.

Mr. Octavio Herrera, President

At the date of value, Mr. Octavio Herrera was the Vice President of Business Development and Chief Financial Officer (“CFO”) of MediaDefender. His responsibilities included the financial operation of MediaDefender, along with sales and business development.

Pursuant the Merger Agreement, ARTISTdirect entered into Employment Agreements with Mr. Randy Saaf, who would serve as MediaDefender’s Chief Executive Officer, and Mr.

(4) Per documents provided by ARTISTdirect management.

(5) Per MediaDefender management.

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Octavio Herrera, who would become MediaDefender’s President. Messrs. Saaf and Herrera would each receive a base salary of no less than $350,000 per year and a performance bonus of up to $350,000 during the initial term of the Employment Agreements, which would continue until December 31, 2008. In case of termination “without cause,” Messrs. Saaf and Herrera would be entitled to receive twelve months of severance pay at a rate of 100% of their monthly salary, in addition to a pro-rata portion of their performance bonus.

Employees

As of July 28, 2005, MediaDefender had 33 full-time employees. Eleven employees were software developers, sixteen employees were in technical operations, two employees were in administrative positions, one employee was in sales, one employee was in business development, and the remaining two employees were executives profiled in the Management section above.

Advertising and Marketing

As of the date of value, MediaDefender used press releases along with sales presentations to potential customers for its advertising and marketing.

Facilities

As of the date of value, the Company leased 3,600 square feet of office space at 4505 Glencoe Avenue in Marina Del Rey, California. MediaDefender’s monthly rent was $8,100.

Property and Equipment

As of the date of value, a Property and Equipment appraisal was not available. The following presents factors considered by SP&H in determining the fair value of Property and Equipment:

1.               Property and Equipment consisted mostly of new or relatively new computer hardware and software; and,

2.               The value of Property and Equipment was being recovered in the course of its operations.

Based on our market research as well as the above analysis SP&H determined that the book value of property and equipment was an appropriate estimate of the fair value of Property and Equipment. The book value of the Company’s Property and Equipment as of July 31, 2005 are indicated in the table below:

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Fixed Assets	Book Value
Computer Equipment	$2,328,821
Computer Software not in service	$49,153
Less: Accumulated Depreciation	$(629,291)

Book Value	$1,748,638

Source: MediaDefender’s drafted balance sheet as of July 31, 2005.

INTANGIBLE ASSETS

Statement of Financial Accounting Standards No. 141

According to the Statement of Financial Accounting Standards No. 141:

An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of this Statement, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented or exchanged in combination with a related contract, asset, or liability. For the purposes of this Statement, an assembled workforce shall not be recognized as an intangible asset apart from goodwill.

Definition of Intangible Assets

Intangible assets are non-physical assets (such as franchises, trademarks, patents, copyrights, goodwill, equities, mineral rights, securities and contracts) that grant rights and privileges to, and have economic benefits for, the owner of the business.(6) More specifically, intangible assets must “contribute to the realization of the expected future cash flow.”(7)

Some of the more common characteristics or attributes necessary for qualification as an intangible asset include the following:(8)

•                  It should be subject to specific identification and recognizable description.

(6) Pratt, Shannon P., Reilly, Robert F. & Schweihs, Robert P. Copyright 2000. Valuing a Business - Fourth
Edition. (New York: McGraw-Hill), p. 913.

(7) AICPA, pp. 85-86.

(8) Reilly, Robert F. & Schweihs, Robert P. Copyright 1999. Valuing Intangible Assets. (New York: McGraw
Hill), p. 5.

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•                  It should be subject to legal existence and protection.

•                  It should be subject to the right of private ownership, and the private ownership should be legally transferable.

•                  There should be some tangible evidence or manifestation of the existence of the intangible asset (e.g., a contract, a license, a registration document, a computer diskette, a listing of customers, a set of financial statements, etc.)

•                  It should have been created or have come into existence at an identifiable time or as the result of an identifiable event.

•                  It should be subject to being destroyed or to a termination of existence at an identifiable time or as the result of an identifiable event.

Also according to Valuing Intangible Assets,(9)

It is possible for an intangible asset to have economic existence and not have the requisite attributes in order to have economic value. For an intangible asset to have quantifiable value from an economic analysis or appraisal perspective, it should possess certain attributes or characteristics in addition to those that indicate the legal existence of the intangible.

First, in order for an intangible to have economic value, it should generate some measurable amount of economic benefit to its owner.

Second, in order for an intangible asset to have economic value, it should potentially enhance the value of the other assets with which it is associated.

Description of the Assets Valued

Financial Accounting Standards Board (“FASB”) Statement 141(10) requires that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria: (1) the contractual-legal criterion, or (2) the separability criterion. If an acquired intangible asset arises from contractual or other legal rights, then it should be recognized separately from goodwill. If an intangible asset does not arise from contractual or other legal rights, then it should be recognized as an asset apart from goodwill only if it is separable. The asset is separable if it is capable of being separated or divided from the acquired entity, and sold, transferred, licensed, rented or exchanged individually or in combination with a related contract, asset or liability.

Identification of Intangible Assets

Statement of Financial Accounting Standards (“SFAS”) No. 141(11) provides the following intangible asset categories to consider for purchase price allocation.

(9) Ibid, pp. 8-9.

(10) In SFAS 141, the FASB stated that intangible assets specifically identified in SFAS 141 must be valued and recorded on the financial records. They can no longer be included as part of goodwill.

(11) Ibid, pp. 19-20.

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A. Marketing-related intangible assets;

1. Trademarks, trade names;

2. Service marks, collective marks, certification marks;

3. Trade dress (unique color, shape, or package design);

4. Newspaper mastheads;

5. Internet domain names;

6. Noncompetition agreements;

B. Customer-related intangible assets;

1. Customer lists;

2. Order or production backlog;

3. Customer contracts and the related customer relationships;

4. Noncontractual customer relationships;

C. Artistic-related intangible assets;

1. Plays, operas, and ballets;

2. Books, magazines, newspaper, and other literary works;

3. Musical works such as compositions, song lyrics, and advertising jingles;

4. Pictures and photographs;

5. Video and audiovisual material, including motion pictures, music videos, and television programs;

D. Contract-based intangible assets;

1. Licensing, royalty, standstill agreements;

2. Advertising, construction, management, service or supply contracts;

3. Lease agreement;

4. Construction permits;

5. Franchise agreements;

6. Operating and broadcast rights;

7. Use rights such as landing drilling, water, air, mineral, timber cutting, and route authorities;

8. Servicing contracts such as mortgage servicing contracts;

9. Employment contracts;

E. Technology-based intangible assets;

1. Patent technology;

2. Computer software and mask works;

3. Unpatented technology;

4. Databases, including title plants; and

5. Trade secrets including secret formulas, processes, recipes.

SP&H determined that at the date of value MediaDefender had three identifiable intangible assets consisting of: (1) customer contract / customer relationships, (2) unpatented technology, and (3) noncompetition agreements with Messrs. Randy Saaf, Octavio Herrera, and WNT07. Customer contract / customer relationships fall under categories B3 and B4

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above while unpatented technology falls under E3 above. Noncompetition agreements fall under category A6.

Customer Contract / Customer Relationships

As of the date of value, MediaDefender did not have any formal contracts with any of its customers. However, it had customer relationships with major music and movie entertainment studios. The following table shows MediaDefender’s customer base:

Customer	Commencement of the Relationship
Sony Pictures(12)	Summer 2001
Paramount	Fall 2002
20th Century Fox	May 2002
Disney	Early 2002
Dreamworks	Mid 2002
Lion Gate	Early 2003
Universal	Summer 2001

Source: Per MediaDefender Management

Unpatented Technology(13)

As the date of value, MediaDefender had a proprietary anti-piracy protection software and an information-technology infrastructure that provided a technical, non-evasive solution that frustrated attempts by P2P network users in locating, copying, and sharing unauthorized copyrighted materials.

Noncompetition Agreement(14)

On July 28, 2005, ARTISTdirect and Messrs. Saaf and Herrera entered into a Noncompetition Agreement that was effective beginning July 28, 2005 and ending on the four-year anniversary. The Noncompetition Agreement prohibited Messrs. Saaf and Herrera from (1) engaging in certain competitive business activities, (2) soliciting MediaDefender or ARTISTdirect customers, (3) soliciting existing employees of MediaDefender or ARTISTdirect, and (4) revealing any confidential information regarding MediaDefender or ARTISTdirect. In consideration, Messrs. Saaf and Herrera would each receive a cash payment of $525,000 on December 31, 2006.

(12) Although there was no formal contract term between MediaDefender and Sony Pictures, there was an agreement that stipulated Sony Pictures would agree to spend $600,000 on MediaDefender services. As of the date of value, MediaDefender management estimated that Sony Pictures had a remaining $200,000 to pay MediaDefender under the agreement.

(13) Per MediaDefender management.

(14) Per Noncompetition Agreements provided by ARTISTdirect management.

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FINANCIAL PERFORMANCE

SP&H analyzed MediaDefender’s unaudited financial statements for the years ended December 31, 2001 and 2002, audited financial statements for the year ended December 31, 2003 and 2004, unaudited internally prepared financial statements for the first six months ending June 30, 2005, and a drafted balance sheet as of July 31, 2005. SP&H annualized the six-month financial statement (“2005A”) for our analysis. MediaDefender’s income statements and balance sheets are presented in Schedules 1 and 2 on pages 15 and 16, respectively.

Revenues

MediaDefender’s Revenues increased for the period under review from $43,998 in 2001 to $11,250,370 in 2005A.

Revenues

Sources: MediaDefender’s unaudited financial statements for the years ended December 31, 2001 through 2003,
MediaDefender’s audited financial statements for the year ended December 31, 2004, and
MediaDefender’s internally compiled financial statement for the six months ended June 30, 2005

The significant growth in Revenue reflected the Company’s start-up phase in 2001 and the subsequent establishment over the next three years of the customer base described on pages 8 and 9.

Cost of Goods Sold and Total Operating Expenses

Cost of Goods Sold (“COGS”) was $0 in 2001 through 2003, before increasing to $3,802,807, or 36.1% of Revenues and $3,343,062, or 29.7% of Revenues in 2004 and 2005A, respectively.(15) COGS was $0 from 2001 through 2003 because COGS was classified under Operating Expenses in those years. Total Operating Expenses as a percentage of Revenues decreased from 1,743.0% in 2001 to 11.4% in 2004 before increasing to 12.8% in 2005A.

(15) COGS included Salaries & Wages, Bandwidth, Amortization, Depreciation, and Employee Benefit for 2004 and 2005.

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COGS and Total Operating Expenses

Sources: MediaDefender’s unaudited financial statements for the years ended December 31, 2001 through 2003,

MediaDefender’s audited financial statements for the year ended December 31, 2004, and
MediaDefender’s internally compiled financial statement for the six months ended June 30, 2005

Loss/Income Before Provision for Income Taxes

Loss/Income Before Provision for Income Taxes increased from a net loss of ($722,909), or -1,643.0% of Revenues in 2001 to a profit of $4,372,047, or 41.5% of Revenues in 2004. On an annualized basis, Loss/Income Before Provision for Income Taxes in 2005 increased to $5,461,612, or 48.5% of Revenues.

Income/Loss Before Provision For Income Taxes

Sources: MediaDefender’s unaudited financial statements for the years ended December 31, 2001 through 2003,
MediaDefender’s audited financial statements for the year ended December 31, 2004, and
MediaDefender’s internally compiled financial statement for the six months ended June 30, 2005

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Non-Recurring Items

In 2004, MediaDefender management made a decision to put the Company up for sale. In connection with this decision, the Company incurred $647,137 of Corporate Transaction expense, which included investment-banking, legal, and accounting fees.

During 2003, legal complaints were filed against MediaDefender by certain stockholders alleging misrepresentation of the Company during capitalization, nonpayment of commissions on sale of common stock, excessive commissions paid on the sale of common stock, and breach of fiduciary duty. Although management of MediaDefender maintained there was no wrong-doing, in lieu of lengthy court proceedings and additional legal cost, MediaDefender management settled the case for $387,875 Litigation expense in 2004.

Total Assets

Total Assets consisted mostly of Cash, Account/Trade Receivable, and Computer Equipment. Cash as a percentage of Total Assets declined from 53.5% at 2001 to 17.1% at December 31, 2004, before increasing to 33.9% as of June 30, 2005. Account/Trade Receivable as a percentage of Total Assets increased from 2.6% at 2001 to 22.6% as of June 30, 2005. Computer Equipment as a percentage of Total Assets increased from 0.0% in 2001 to 52.9% in 2003, before decreasing to 47.9% in 2004 and 39.9% as of June 30, 2005.

Total Assets

Sources: MediaDefender’s unaudited financial statements for the years ended December 31, 2001 through 2003,
MediaDefender’s audited financial statements for the year ended December 31, 2004, and
MediaDefender’s internally compiled financial statement for the six months ended June 30, 2005
* As of June 30, 2005

During the period under review, the increase in Total Assets resulted from increasing Revenues and Net Income.

Total Liabilities

Total Current Liabilities as a percentage of Total Liabilities and Owner’s Equity fluctuated between 4.8% to 25.7% for the period under review. Total Long-Term Liabilities as a percentage of Total Liabilities and Owner’s Equity increased from 0% in 2001 and 2002 to 9.1% as of June 30, 2005.

12

Total Current and Long-Term Liabilities

Sources: MediaDefender’s unaudited financial statements for the years ended December 31, 2001 through 2003,
MediaDefender’s audited financial statements for the year ended December 31, 2004, and
MediaDefender’s internally compiled financial statement for the six months ended June 30, 2005
* As of June 30, 2005

Total Owners’ Equity

Total Owners’ Equity was composed of Common Stock, Stock Subscription Receivable, and Retained Earnings, with Common Stock comprising the largest percentage of Total Owners’ Equity for the period under review. Total Owners’ Equity as a percentage of Total Liabilities and Owners’ Equity decreased from 95.2% at 2001 to 63.4% at 2004, and was 83.5% as of June 30, 2005.

Total Owners’ Equity

Sources: MediaDefender’s unaudited financial statements for the years ended December 31, 2001 through 2003,
MediaDefender’s audited financial statements for the year ended December 31, 2004, and
MediaDefender’s internally compiled financial statement for the six months ended June 30, 2005
* As of June 30, 2005

Total Owners’ Equity increased overall from December 31, 2001 to December 31, 2004. As of July 31, 2005, Total Owners’ Equity decreased as a result of acquisition accounting.

13

Summary

Revenue and Net Income increased significantly each year from 2001 to 2005A. This occurred as the Company began start-up operations in 2001 and subsequently established a growing customer base.

Total Assets and Owners’ Equity also increased each year from 2001 to 2004 as result of the growth in Revenues and Net Income.

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Schedule 1

MediaDefender, Inc.

Income Statements

For Years Ended December 31,

	2001		2002		2003		2004		2005*		2005A
	(1)		(2)		(3)		(4)		(5)		(6)

Revenues	$43,998	100.0%	$2,412,138	100.0%	$5,837,099	100.0%	$10,522,483	100.0%	$5,625,185	100.0%	$11,250,370	100.0%

Cost of Goods Sold	$0	0.0%	$0	0.0%	$0	0.0%	$3,802,807	36.1%	$1,671,531	29.7%	$3,343,062	29.7%

Gross Profit	$43,998	100.0%	$2,412,138	100.0%	$5,837,099	100.0%	$6,719,676	63.9%	$3,953,654	70.3%	$7,907,308	70.3%

Operating Expenses
Amortization	$18,468	42.0%	$149,830	6.2%	$175,383	3.0%	$0	0.0%	$0	0.0%	$0	0.0%
Automobile Expense	0	0.0%	31,024	1.3%	29,048	0.5%	0	0.0%	16,965	0.3%	33,930	0.3%
Charitable Contribution	0	0.0%	2,500	0.1%	2,500	0.0%	0	0.0%	0	0.0%	0	0.0%
Computer Supplies	0	0.0%	7,634	0.3%	22,730	0.4%	0	0.0%	0	0.0%	0	0.0%
Depreciation	0	0.0%	9,328	0.4%	358,183	6.1%	0	0.0%	252,983	4.5%	505,966	4.5%
Dues & Subscriptions	1,285	2.9%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Insurance	1,272	2.9%	15,135	0.6%	46,073	0.8%	0	0.0%	3,468	0.1%	6,936	0.1%
Interest	761	1.7%	10,310	0.4%	9,693	0.2%	1,247	0.0%	2,991	0.1%	5,982	0.1%
Internet Access Fees	9,186	20.9%	248,945	10.3%	1,347,857	23.1%	0	0.0%	0	0.0%	0	0.0%
Legal & Professional	18,733	42.6%	84,766	3.5%	158,424	2.7%	0	0.0%	21,793	0.4%	43,586	0.4%
Marketing	0	0.0%	0	0.0%	31,660	0.5%	0	0.0%	0	0.0%	0	0.0%
Office Expense	3,334	7.6%	18,024	0.7%	37,807	0.6%	0	0.0%	22,838	0.4%	45,676	0.4%
Outside Services	127,618	290.1%	102,205	4.2%	11,910	0.2%	0	0.0%	0	0.0%	0	0.0%
Pension Plan Contribution	0	0.0%	0	0.0%	27,210	0.5%	0	0.0%	22,061	0.4%	44,122	0.4%
Postage	0	0.0%	0	0.0%	0	0.0%	0	0.0%	4,109	0.1%	8,218	0.1%
Promotion & Marketing	385,260	875.6%	230,557	9.6%	0	0.0%	0	0.0%	4,707	0.1%	9,414	0.1%
Public Relations	110,088	250.2%	78,068	3.2%	9,052	0.2%	0	0.0%	0	0.0%	0	0.0%
Recruiting	0	0.0%	0	0.0%	0	0.0%	0	0.0%	15,381	0.3%	30,762	0.3%
Rent Expense	32,988	75.0%	35,963	1.5%	52,516	0.9%	0	0.0%	4,650	0.1%	9,300	0.1%
Salaries and Wages	38,025	86.4%	705,039	29.2%	1,416,422	24.3%	0	0.0%	251,796	4.5%	503,592	4.5%
Software Licensing Fee	0	0.0%	200,000	8.3%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Supplies	3,000	6.8%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Tax & License	3,845	8.7%	46,777	1.9%	89,297	1.5%	0	0.0%	36,305	0.6%	72,610	0.6%
Telephone	637	1.4%	2,526	0.1%	7,124	0.1%	0	0.0%	9,178	0.2%	18,356	0.2%
Travel & Entertainment	12,407	28.2%	41,551	1.7%	93,250	1.6%	0	0.0%	53,480	1.0%	106,960	1.0%
Total Operating Expense	$766,907	1743.0%	$2,020,182	83.8%	$3,926,139	67.3%	$1,197,901	11.4%	$722,705	12.8%	$1,445,410	12.8%

Operating Income	$(722,909)	-1643.0%	$391,956	16.2%	$1,910,960	32.7%	$5,521,775	52.5%	$3,230,949	57.4%	$6,461,898	57.4%

Non-Recurring Items
Loss on Disposal of Fixed Assets	$0	0.0%	$0	0.0%	$0	0.0%	$(117,811)	-1.1%	$0	0.0%	$0	0.0%
Corporate Transaction	0	0.0%	0	0.0%	0	0.0%	(647,137)	-6.2%	(450,984)	-8.0%	(901,968)	-8.0%
Litigation	0	0.0%	0	0.0%	0	0.0%	(387,875)	-3.7%	(62,015)	-1.1%	(124,030)	-1.1%
Investment Income	0	0.0%	5,306	0.2%	2,728	0.0%	3,095	0.0%	12,856	0.2%	25,712	0.2%
Total Non-Recurring Items	$0	0.0%	$5,306	0.2%	$2,728	0.0%	$(1,149,728)	-10.9%	$(500,143)	-8.9%	$(1,000,286)	-8.9%

Loss / Income Before Provision for Income Taxes	$(722,909)	-1643.0%	$397,262	16.5%	$1,913,688	32.8%	$4,372,047	41.5%	$2,730,806	48.5%	$5,461,612	48.5%

Provision for Income Taxes	$270,282	614.3%	$(163,029)	-6.8%	$(765,059)	-13.1%	$(1,828,187)	-17.4%	$0	0.0%	$0	0.0%

Net Income	$(452,627)	-1028.7%	$234,233	9.7%	$1,148,629	19.7%	$2,543,860	24.2%	$2,730,806	48.5%	$5,461,612	48.5%

Source:

MediaDefender unaudited financial statements for the years ended December 31, 2001 through 2003.
MediaDefender audited financial statements for the year ended December 31, 2004.
MediaDefender internally compiled financial statements for the six months ended Jne 30, 2005

SANLI PASTORE & HILL, INC

SANLI, PASTORE & HILL, INC.

15

Schedule 2

MediaDefender, Inc.
Balance Sheets

As of December 31,

	2001		2002		2003		2004		As of June 30, 2005		As of July 31, 2005
	(1)		(2)		(3)		(4)		(5)		(6)

Assets

Current Assets
Cash	$634,706	53.5%	$1,063,439	36.3%	$1,149,809	19.4%	$1,257,951	17.1%	$3,003,091	33.9%	$1,364,926	23.5%
Account / Trade Receivable	30,498	2.6%	1,274,379	43.5%	1,807,235	30.6%	3,079,521	41.8%	2,007,128	22.6%	2,494,932	42.9%
Prepaid Expenses	0	0.0%	58,363	2.0%	3,100	0.1%	172,667	2.3%	17,527	0.2%	91,292	1.6%
Due from Affiliate	0	0.0%	0	0.0%	13,815	0.2%	0	0.0%	0	0.0%	0	0.0%
Prepaid Income Taxes	0	0.0%	0	0.0%	0	0.0%	0	0.0%	1,224,079	13.8%	0	0.0%
Due from Shareholders	40,000	3.4%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Deferred Income Taxes	271,082	22.9%	145,537	5.0%	133,906	2.3%	133,521	1.8%	133,521	1.5%	113,058	1.9%
Total Current Assets	$976,286	82.4%	$2,541,718	86.9%	$3,107,865	52.5%	$4,643,660	63.0%	$6,385,346	72.0%	$4,064,208	69.9%

Property & Equipment
Computer Equipment	$0	0.0%	$168,788	5.8%	$3,126,933	52.9%	$3,529,121	47.9%	$3,538,214	39.9%	$2,328,821	40.0%
Computer Software Not In Service	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	$49,153	0.8%
Less: Accumulated Depreciation	0	0.0%	(9,328)	-0.3%	(367,511)	-6.2%	(805,802)	-10.9%	(1,058,784)	-11.9%	(629,291)	-10.8%
Total Property & Equipment	$0	0.0%	$159,460	5.4%	$2,759,422	46.7%	$2,723,319	37.0%	$2,479,430	28.0%	$1,748,683	30.1%

Other Assets
Capitalized Technology Costs	$221,614	18.7%	$387,702	13.2%	$387,702	6.6%	$387,702	5.3%	$0	0.0%	$0	0.0%
Less: Accumulated Amortization	(18,468)	-1.6%	(168,298)	-5.8%	(343,681)	-5.8%	(387,702)	-5.3%	0	0.0%	0	0.0%
Security Deposit	5,887	0.5%	5,887	0.2%	3,100	0.1%	3,100	0.0%	3,100	0.0%	3,100	0.1%
Total Other Assets	$209,033	17.6%	$225,291	7.7%	$47,121	0.8%	$3,100	0.0%	$3,100	0.0%	$3,100	0.1%

Total Assets	$1,185,319	100.0%	$2,926,469	100.0%	$5,914,408	100.0%	$7,370,079	100.0%	$8,867,876	100.0%	$5,815,991	100.0%

Liabilities and Owners’ Equity

Current Liabilities
Account Payable	$7,384	0.6%	$52,315	1.8%	$24,292	0.4%	$105,619	1.4%	$314,260	3.5%	$40,476	0.7%
Accrued Payroll	13,846	1.2%	7,025	0.2%	64,857	1.1%	445,651	6.0%	66,780	0.8%	86,847	1.5%
Pension Contribution Payable	0	0.0%	0	0.0%	27,210	0.5%	38,543	0.5%	0	0.0%	0	0.0%
Income Taxes Payable	800	0.1%	36,684	1.3%	243,949	4.1%	1,265,103	17.2%	0	0.0%	203,000	3.5%
Deferred Revenue	0	0.0%	0	0.0%	10,000	0.2%	25,926	0.4%	276,793	3.1%	38,056	0.7%
Due to ARTISTdirect, Inc.	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	930,050	16.0%
Other Accrued Liabilities	0	0.0%	0	0.0%	0	0.0%	10,000	0.1%	0	0.0%	0	0.0%
Due to Affiliate	34,500	2.9%	314,786	10.8%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Total Current Liabilities	$56,530	4.8%	$410,810	14.0%	$370,308	6.3%	$1,890,842	25.7%	$657,833	7.4%	$1,298,429	22.3%

Long-Term Liabilities
Deferred Income Taxes Payable	$0	0.0%	$0	0.0%	$476,839	8.1%	$809,248	11.0%	$809,248	9.1%	$532,610	9.2%
Total Long-Term Liabilities	$0	0.0%	$0	0.0%	$476,839	8.1%	$809,248	11.0%	$809,248	9.1%	$532,610	9.2%

Owners’ Equity
Common Stock	$1,587,416	133.9%	$2,740,026	93.6%	$4,143,026	70.0%	$4,084,276	55.4%	$4,084,276	46.1%	$4,434,276	76.2%
Stock Subscription Receivable	0	0.0%	0	0.0%	0	0.0%	(41,250)	-0.6%	(41,250)	-0.5%	0	0.0%
Retain Earning	(458,627)	-38.7%	(224,394)	-7.7%	924,235	15.6%	626,963	8.5%	3,357,769	37.9%	(449,324)	-7.7%
Total Owners’ Equity	$1,128,789	95.2%	$2,515,632	86.0%	$5,067,261	85.7%	$4,669,989	63.4%	$7,400,795	83.5%	$3,984,952	68.5%

Total Liabilities and Owners’ Equity	$1,185,319	100.0%	$2,926,442	100.0%	$5,914,408	100.0%	$7,370,079	100.0%	$8,867,876	100.0%	$5,815,991	100.0%

Source:

MediaDefender unaudited financial statements for the years ended December 31, 2001 through 2003.
MediaDefender audited financial statement for the year ended December 31, 2004.
MediaDefender internally compiled financial statements for the six months ended June 30, 2005
MediaDefender drafted balance sheet as of July 31, 2005

SANLI PASTORE & HILL, INC

SANLI, PASTORE & HILL, INC.

16

ECONOMIC ANALYSIS

An analysis of the economic environment is often used in developing reasonable expectations about a business’ future prospects. The economy’s condition may have a significant impact on investment prospects and, therefore, the related valuation of a business. MediaDefender was headquartered in Southern California and its customer base consisted of major music and movie entertainment studios; therefore, SP&H researched the United States (“U.S.”) and California economies.

U.S. and California Economies

•                  After the economic boom of the late 1990s, the U.S. experienced a recession in 2001. Although the economy had been expanding since 2002, measured by gross domestic product (“GDP”), unemployment, consumer confidence, and business profits, growth rates have been modest.

•                  The following chart presents quarterly GDP growth in the United States from Quarter I 1999 through Quarter II 2005:

U.S. Quarterly GDP Growth

Source: U.S. Department of Commerce, Bureau of Economic Analysis
(measured in 2000 chained dollars).

•                  The following graph presents U.S. unemployment rates from 1999 through the second quarter of 2005:

17

U.S. and California Unemployment

Sources: U.S. Department of Labor, Bureau of Labor Statistics (www.bls.gov) and
California Employment Development Department (www.calmis.ca.gov).
* Data reflects January to June 2005.

•                  The Consumer Confidence Index (“CCI”) reflects consumers’ views of current and future business and economic trends and how they expect to be affected by those trends. The CCI is measured by comparing consumer confidence with a base year of 1985 equaling 100. Consumers typically increase their spending when consumer confidence is high or rising. The following chart presents the average annual CCI from 1999 through June 2005:

Average Annual Consumer Confidence Index
(1985 = 100)

Source: NFO Research, Inc. (www.pollingreport.com)

•                  The average annual CCI increased from 1999 to 2000. In 2001, consumer confidence levels began to fall, due in part to the downturn in the economy. The CCI decreased

18

to 79.8 in 2003 before rising to 96.1 in 2004 and 103.3 for the first six months of 2005. For the period under review, the CCI averaged 111.0.

Forecasts for the U.S. Economy

THE ANDERSON FORECAST(16)

The December 2004 Anderson Forecast projected that:

•                  The U.S. GDP, measured in constant dollars, would increase by 3.0% in 2005 and 2.6 % in 2006;

•                  The U.S. unemployment rate would drop to 5.4% in 2005 then increase to 5.8% in 2006; and

•                  U.S. consumption would grow by 2.8% in 2004 and 2005.

THE LIVINGSTON SURVEY(17)

The June 8, 2005 Livingston Survey projected that:

•                  The U.S. economy’s output would increase at an annual rate of 3.3% in the first half of 2005 and continue to rise at an annual rate of 3.6% in the second half of the year;

•                  GDP would slow down to an annual rate of 3.1% in the first half of 2006;

•                  U.S. unemployment was expected to fall from 5.2% in June 2005 to 5.1% in December 2005; and

•                  GDP was expected to grow 3.2% annually and inflation would average 2.5% over the next ten years.

THE CONGRESSIONAL BUDGET OFFICE STUDY(18)

In January 2005, the Congressional Budget Office projected that:

•                  U.S. Real GDP would increase 3.8% in 2005, 3.7% in 2006, and 3.3% annually between 2007 and 2010;

(16) The Anderson School at UCLA. “The Anderson Forecast For the Nation And California, 4th Quarter 2004 —

4th Quarter 2006.” December 2004.

(17) The Federal Reserve Bank of Philadelphia. “The Livingston Survey, June 8, 2005 Release.”

(18) Congressional Budget Office. “The Budget and Economic Outlook: Fiscal Years 2006-2015.” January 2005.

19

•                  The Consumer Price Index would increase 2.4% in 2005, 1.9% in 2006, and 2.2% annually between 2007 and 2015; and

The unemployment rate would be 5.2% in 2005, 5.2% in 2006, and average 5.2% annually between 2007 and 2015.

Summary

After strong economic growth in the late 1990s and early 2000, the U.S. economy slowed down in late 2000 and entered a recession in March 2001. As of the date of value, the recession had ended. In 2002 and the first half of 2003, the U.S. economy appeared to be in a state of recovery but was growing slowly. In the second half of 2003 through the first two quarters of 2005, the economy grew strongly, indicating an expansion of the U.S. economy.

The economy in California grew strongly in 2000, but slowed down significantly in 2001 and 2002. However, as of the date of value, the economy in California appeared to be in a state of recovery and stable growth.

Consumer confidence was at a lowest point in 2003 at 79.8, after which it increased to 96.1 in 2004 and 103.3 for the first six months of 2005. U.S. and California unemployment rates increased after the economic slowdown in 2001 and began to decrease in 2004 and through the beginning of 2005. Improved economic conditions, increased consumer confidence, and a decline in unemployment rates could benefit the Company’s operations and assets.

20

INTERNET PIRACY PROTECTION (“IPP”) INDUSTRY ANALYSIS

Introduction

Many factors can contribute to the outlook for an industry. In addition to the intensity of competition, the health of an industry can be shaped by demand from its customer base. Looming technological developments, the constant threat of substitute products or services, and broad economic factors may also play a role in any industry’s future. To evaluate the MediaDefender’s intangible assets as of the date of value, it is necessary to analyze the industry conditions under which they operated.

Based on Company information as well as our analysis of MediaDefender, the Company could be classified under Standard Industrial Classification (“SIC”) codes 7371 and 7389, which are assigned by the U.S. Federal Office of Management and Budget based upon a business’ primary products and services offered. The Standard Industrial Classification Manual (1987) defines the SIC codes as follows:

SIC 7371:                Computer Programming Services

Establishments primarily engaged in providing computer programming services on a contract or fee basis. Establishments of this business perform a variety of services, such as computer software design and analysis; modifications of custom software; and training in the use of custom software.

SIC 7389:                Business Services, Not Elsewhere Classified

Establishments primarily engaged in furnishing business services, not elsewhere classified.

Scope of Software Piracy

Piracy is the “unauthorized duplication of goods protected by intellectual property law.”(19) Goods include music, movies, and software programs.

As of the date of value, piracy was a growing problem.(20) Software piracy had cost the software industry an average of $11.0 to $12.0 billion in lost revenues annually. A little less than half of the revenues lost to piracy came from Asia, specifically China and Indonesia. Western Europe accounted for annual piracy losses of $2.5 to $3.0 billion. Central Europe and Latin America also had high rates of piracy; however, revenues lost to piracy were much lower because their software markets were also quite smaller. The U.S. piracy rate was 25%, which was the lowest rate of any country.

(19) Information Technologies Group Center for International Development at Harvard University, “A Guide for Developing Countries,” 03 October 2005 < http://cyber.law.harvard.edu/readinessguide/glossary.html>.

(20) Software and Information Industry Association, “What is Piracy,” 03 October 2005 < http://siia.net/piracy/whatis.asp>.

21

Forms of Internet Software Piracy(21)

Internet piracy was a type of software piracy that involved the use of the Internet to market or distributed copyrighted goods. The following list shows the various forms of Internet piracy:

•                  P2P: P2P was one of the more popular types of Internet piracy. This technology allowed users to locate, share, and distribute information between workstations without the need to connect to a central server. Because there was no central server, there was no central point in which the system could be shut down. Examples of P2P systems included Gnutella and Freenet.

•                  Email: Computer users could distribute pirated software as attachments to email messages. Users could also encode the files in the text of their email messages. This method eliminated the need to copy pirated programs onto the compact disk, or other forms of physical media.

•                  News Groups: Computer users could also obtain pirated software through Internet discussion groups that operate like a public e-mail inbox. Users could post messages that contain encoded pirated software. Many news groups archive emails and messages; therefore, they act as illegal storehouses for pirated software.

•                  Internet Relay Chat (“IRC”): IRC was a real-time, interactive Internet chat system composed of discussion groups (“channels”) that brought together persons who had and who wanted particular pirated files.

•                  Mail Order/Auction Sites: Buyers could purchase pirated software through e-commerce websites, as well as Internet auctions.

•                  File Transfer Protocol (“FTP”): FTP sites contained large quantities of program files that facilitated distribution of enormous quantities of copyrighted software programs.

•                  Circumvention Information: Pirate websites released lists of serial numbers of legitimate software programs and allowed individuals to fully install and even register pirated copies of certain software programs.

(21) Business Software Alliance, “Vehicles for Theft: Forms of Internet Software Piracy,” 03 October 2005 < http://www.bsa.org/resources/upload/Vehicles-for-Theft-Forms-of-Internet-Software-Piracy.pdf>.

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•                  Site Links: Many pirates who once operated underground websites had created more accessible websites that contained openly illegal pirated materials.

•                  Direct Links: Pirated software could be obtained from websites that allowed downloading of software files and web pages on the same computer. This method offered a wide selection of software programs to a large number of people.

•                  Remote Links: Remote link sites allowed users to retrieve software on a remote computer and link directly to a remotely-located file. A user could then initiate a file transfer and download a program directly onto his or her computer.

•                  Elite Activities: Elite activities were comprised of pirated activities to circumvent copy protection. Pirates kept large quantities of pirated software and supplied counterfeiters with pirated materials.

Piracy in the Entertainment Industry

The music and movie entertainment industries had been major targets of piracy. A June 2003 survey conducted by the Edison Media Research found that the number of compact discs (“CDs”) bought by people who had downloaded more than 100 music files in 2003 fell 61% compared to a similar survey conducted in 2001.(22) The same survey also found that half of those surveyed no longer buy CDs because they can download free music.

In 2004, global pirate music sales were worth an estimated $4.6 billion, equaling the combined legitimate music markets of the United Kingdom, Netherlands, and Spain.(23) Although disc piracy grew only 2% in 2004, global pirate disc sales doubled from 2000. In 2004, one out of three music discs sold worldwide was a pirated copy. The following graph shows the worldwide growth in music piracy between 2000 and 2004:

(22) Simon Dyson, “Music and Copyright: Music on the Internet, Informa Media Group,” Informa Media Group

(2003) :74.

(23) The Recording Music Industry 2005 Commercial Piracy Report, June 2005, International Federation of the Phonographic Industry < http://www.ifpi.org/site-content/library/piracy2005.pdf>.

23

Number of Pirated Music Discs
(million units)

Source: The Recording Music Industry 2005 Commercial Piracy Report

http://www.ifpi.org/site-content/library/piracy2005.pdf

Forecasts(24)

•                  Because of concerns with privacy and anonymity, access to P2P networks would greatly increase in the years to 2008, with the number of users totaling 40 million by 2008.

•                  Although the entertainment industry would have some success in containing access to illegal networks, pirated materials would still be exchanged through P2P networks.

Conclusion

As of the date of value, the music and movie entertainment industries were major targets of piracy. The increased number of pirated discs in addition to the projected growth of P2P users contributed to the growing piracy problem worldwide. The continued problems with pirated software in the music and movie industries could significantly and positively affect the business operations of MediaDefender, a corporation that specialized in anti-piracy solutions.

(24) Dyson, 1.

24

COMPETITION ANALYSIS

The Company’s unpatented technology is intended to implement anti-piracy measures to frustrate attempts of P2P network users in locating, copying, and sharing unauthorized copyrighted materials. MediaDefender management recognized Overpeer, a subsidiary of Loudeye, Inc., as its main competitor in the anti-piracy field. As of the date of value, Overpeer was located in New York City.

As of the date of value, Overpeer provided real-time, 24 hours, 7 days a week monitoring of downloading activity to curb the availability of pirated materials and hinder copyright infringement of Internet users.(25) On average, Overpeer experienced about 25 billion digital download hits against its servers each month. This activity blocked the reproduction of copyrighted material within 150 million unique Internet users.

Competition was expected to increase due to the projected growth of pirated software (see Industry Analysis, page 21) and the large market for anti-piracy services. In addition, the high profit margins in this industry segment would tend to draw competing companies (see MediaDefender’s historical profit margins, Schedule 1, page 14). Increasing competition, especially from larger, well-capitalized software companies, could represent a significant threat to MediaDefender’s established and expected future customer base.

(25) Overpeer, “Anti-Piracy Solutions,” 03 October 2005 < http://www.overpeer.com/antipracy.asp.>.

25

VALUATION ANALYSIS

Introduction

SP&H performed a purchase price allocation of the intangible assets that ARTISTdirect acquired from MediaDefender. The purpose of the purchase price allocation is to assist ARTISTdirect management in its allocation of the purchase price to the intangible assets acquired for financial reporting purposes under U.S. generally accepted accounting principles. In order to perform our valuation, the fair value of the intangible assets must first be determined.

Valuation Approaches

The income approach is an earnings or cash flow-oriented approach that assumes an investor could invest in an alternate asset with similar investment characteristics. The computations under the income approach determine that the value of an asset is equal to the present value of anticipated future benefits. This approach may be seen in the form of a capitalization of a selected income base or a discounted future earnings or cash flow stream over a projection period. Because this approach involves expectations of the future, historical income often serves as the basis for projected expected future income levels. The capitalization rate or discount rate employed in the income approach is developed to reflect a rate of return that is commensurate with the subject asset’s inherent risk and the risk of realizing the projected anticipated benefit.

The market approach is the most direct approach for establishing the fair market value of an asset. Under the market approach, the appraiser attempts to locate assets that have actually been sold to make a comparison of value. (26) Additionally, in valuing the asset by either the income or market approach, consideration is given to the quality and condition of the asset. The asset that produce goods or provide services should be in reasonably good condition. If not, the asset’s value may need to be reduced to account for capital expenditures required to place the asset in an appropriate productive state.

The cost approach to intangible asset valuation is based upon the economic principle of substitution. This basic economic principle asserts that an investor will pay no more for an investment than the cost to obtain, either by purchase or by construction, an investment of equal utility. In other words, a willing buyer for an asset will pay no more for the subject asset than the price of a property of comparable utility.(27)

The most common definitions of cost are “Reproduction Cost” and “Replacement Cost,” which can be explained as follows:

Reproduction cost contemplates the construction (or purchase) of an exact replica of the subject…asset. This cost does not consider either the market demand for or the market acceptance of the subject [asset].(28)

(26) Reilly, Robert F., & Schweihs, Robert P. Valuing Intangible Assets. New York: McGraw-Hill (1999), p. 157-158.

(27) Ibid., p. 97.

(28) Ibid, p. 98.

26

Replacement cost contemplates the cost to recreate the utility of the subject…asset, but in a form or appearance that may be quite different from an exact replica of the actual…property subject to appraisal. Utility is an economic concept that refers to the ability of the replacement…asset to provide an equivalent amount of satisfaction as the subject [asset].(29)

Based on our analysis of the intangible assets and our experience, we will use the following valuation methods to determine the fair values of MediaDefender’s intangible assets:

1. Customer contract / customer relationships - income approach;

2. Unpatented technology - income approach; and

3. Noncompetition agreements - cost approach.

Customer Contract / Customer Relationships and Unpatented Technology Income Valuation Methodology

For the customer contract / customer relationships and unpatented technology intangible assets, SP&H selected the capitalized earning approach, an income base approach, as the appropriate method for the valuation of intangible assets method above.

Under the capitalized income approach, we developed a representative income statement (Schedule 3, page 28) based primarily on the annualization of 2005 revenues and expenses. Based on our analysis of the Company as well as competitive, industry, and economic conditions, any projected increases in revenues and profits over the 2005 annualized amounts were too speculative to consider in valuing identifiable intangible assets. The representative income statement represented projections of future revenues and profits from established customer contract / customer relationships. To separate the income attributable to the unpatented technology from the representative income statement, SP&H deducted the industry average operating income (Exhibit A, page 47) from MediaDefender’s representative operating income to derive the premium operating income associated with unpatented technology.

Noncompetition Agreeements Valuation Methodology

In order to value the Noncompetition Agreement between Mr. Randy Saaf and MediaDefender, and the Noncompetition Agreement between Mr. Octavio Herrera and MediaDefender, we selected the “Reproduction Cost” of the cost approach as the appropriate methodology to value both of the Noncompetition Agreements. Since the Noncompetition Agreements were negotiated in an arm-length transaction, SP&H used the actual monetary consideration that will be paid to Messrs. Saaf and Herrera on December 31, 2006 as the basis for our analyses.(30)

(29) Ibid.

(30) The estimated useful life of the noncompetition agreement from a financial analysis / valuation perspective is the length or duration of the agreement. The length of the noncompetition agreement for Mr. Randy Saaf is for 4 years. Therefore, the useful life of the noncompetition agreement intangible asset is 4 years.

27

Schedule 3

MediaDefender, Inc.

Representative Income Statement
Date of Value: July 28, 2005

			Notes:

Revenues	$11,250,370	100.0%	Same as 2005A

Cost of Goods Sold	3,343,062	29.7%	Same % as 2005A

Gross Profit	$7,907,308	70.3%

Total Operating Expenses	1,631,304	14.5%	Per Management Projections

Interest Expense	$30,023	0.3%	Per Management Projections

Operating Income	$6,306,027	56.1%

Income Tax (40%)	$2,522,411	22.4%

Net Income	$3,783,616	33.6%

SANLI, PASTORE & HILL, INC.

28

Schedule 4

MediaDefender, Inc.

Development of Equity Discount Rate - Customer Contract / Customer Relationships(1)
Date of Value: July 28, 2005

			Sources:
			Federal Reserve Statistical
			Release as of September 26, 2005
Long-Term Risk-Free Rate (20-Year Government Treasury Bonds)		4.48%	dated July 28, 2005

Add:			Ibbotson Associates’
Equity Risk Premium	7.20%		Stocks, Bonds, Bills &
Micro Capitalization Stock Premium (1926-2003):	6.41%		Inflation, 2005 Yearbook

Add: Industry Premium Adjustment(2)	8.25%		Ibid.

Adjusted Equity Risk Premium	21.86%	21.86%

Specific Risk:(3)		10.00%

After-Tax Equity Discount Rate (Rounded):(4),(5)		36.00%

Less: Growth Rate(5)		3.10%

After-Tax Equity Capitalization Rate (Rounded)(5)		33%

SANLI, PASTORE & HILL, INC.

29

Endnotes to Schedule 4

MediaDefender, Inc.

Date of Value: July 28, 2005

To determine the fair value of the Company’s customer contract / customer relationships, an appropriate capitalization rate must be selected. The capitalization rate reflects the expected longevity and certainty of generating excess earnings and takes numerous valuation characteristics into consideration. A lower capitalization rate reflects greater longevity and certainty of generating excess earnings.

Note 1:

Schedule 4 presents the “build-up” method of developing an equity discount rate. Valuing a Business: The Analysis and Appraisal of Closely-Held Companies describes the components of a “build-up” as follows(31):

1.             A “risk-free rate” (the amount that an investor feels certain of realizing over the holding period). This includes:

a.     A “rental rate” for foregoing the use of funds over the holding period.

b.     The expected rate of inflation over the holding period.

2.             A premium for risk. This includes:

a.     Systematic risk (that risk that relates to movements in returns on the investment market in general).

b.     Unsystematic risk (that risk that is specific to the subject investment).

Note 2:

To develop the expected return on an investment in common equity, SP&H analyzed data from Ibbotson & Associates, which provides a small-company stock premium and an industry premium, the sum of which equals the equity risk premium (reflective of beta). To determine the industry premium adjustment, SP&H analyzed the industry premium for SIC Code 7371 – Computer Programming Services. This SIC code included companies engaged in providing computer programming services on a contract or fee basis. These services included computer software design and analysis, modifications of custom software, and training in the use of custom software. In addition, SP&H also analyzed the industry premium for SIC Code 738 -  Miscellaneous Business Services. This SIC code included companies engaged in furnishing services, not elsewhere classified. The following table presents our analysis and calculation of the industry premium:

(31)  Pratt, Shannon P., Robert F. Reilly & Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely-Held Companies. Irwin Professional Publishing, 2000, p. 160.

30

SIC Code	Weight	Industry Premia
7371	90%	8.94%
738	10%	2.05%
	Weighted Average:	8.25%

Note 3:

To determine the capitalization rate for the customer contract / customer relationships intangible asset, we added an asset-specific premium to the Company’s capitalization rate to reflect additional risk.

Shannon P. Pratt states some guidelines for developing a direct capitalization rate:

Most analysts agree that one of the most important factors in the estimation of the direct capitalization rate for [an intangible asset] is the perceived persistence of the excess earnings [as a result of that intangible asset]. The longer the time period and the greater the certainty of the expectation of excess earnings, the lower the direct capitalization rate.(32)

Analyst David Bishop also offers some advice on the selection of direct capitalization rates:

Selecting the capitalization rate is one of the most difficult decisions required of business appraisers. Rooted in theory is the view that the rate used to capitalize excess earnings [from intangible assets] will be at or above the high end of a range of reasonable rates because intangible assets are among the most perishable if not nurtured. In a worst-case scenario, amounts invested in intangible assets lack even a modicum of investment protection in the form of salvage value.

Based on SP&H market research, analysis, and in consideration of our expected time period related to the expected certainty of earnings attributable to customer based, we determined 10.0% to be an appropriate risk factor for the customer contract / customer relationships intangible asset.

Note 4:

The discount rate is directly related to an investment’s potential risk. Investors apply a risk premium to riskier investments, expecting a higher rate of return for these investments. Investments have different levels of risk; these risk levels are defined by the following characteristics:(33)

(32)  Pratt, Shannon P., Robert F. Reilly & Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely-Held Companies. McGraw-Hill, 2000, p. 291.

(33)  Razgaitis, Richard. Early-Stage Technologies: Valuation and Pricing. New York: John Wiley & Sons, Inc., 1999. Page 132.

31

Risk-Free	Building a duplicate plant to make more of a currently made and sold product in response to presently high demand.

Very Low Risk	Incorporating a new but well-understood technology into making a product presently made and sold in response to existing demand.

Low Risk	Making a product with new features using well-understood technology into a presently served and understood customer segment with evidence of demand for such features.

Moderate Risk	Making a new product using well-understood technology to a customer segment presently served by other products made by the corporation and with evidence of demand for such a new product.

High Risk	Making a new product using a not well-understood technology and marketing it to an existing segment or a well-understood technology to a new market segment.

Very High Risk	Making a new product with new technology to a new segment.

Extremely High Risk	Creating a startup company to go into the business of making a product not presently sold or even known to exist using unproven technologies.

Rates of return associated with the different levels of risk are presented in the following table:(34)

Characterization of Risk	Approximate Rates of Return
(Risk-Adjusted Hurdle Rate)

Risk-free	10% - 18%

Very low risk	15% - 20%

Low risk	20% - 30%

Moderate risk	25% - 35%

High risk	30% - 40%

Very high risk	35% - 45%

Extremely high risk	50% - 70% or Higher

(34)  Razgaitis, Richard. Early-Stage Technologies: Valuation and Pricing. New York: John Wiley & Sons, Inc., 1999. Page 132.

32

Investors required a higher rate of return on a start-up company than one on the verge of an initial public offering (“IPO”). A higher discount rate is applicable to companies in its earlier stages of development. The following table illustrates the required rate of return on different stage of development:

Stage of Development	Plummer(35)	Scherlis and Sahiman(36)

Start-up	50% - 70%	50% - 70%

First Stage or “Early Development”	40% - 60%	40% - 60%

Second Stage or “Expansion”	35% - 50%	30% - 50%

Bridge/IPO	25% - 35%	20% - 35%

The 36% discount rate placed the customer contract / customer relationships in the range of moderate to high risk category.

Note 5:

To convert the After-Tax Equity Discount Rate to an After-Tax Equity Capitalization Rate, we used the following mathematical relationship between the discount rate and the direct capitalization rate:(37)

Discount Rate - Expected Growth Rate = Capitalization Rate

The following presents our calculation of the capitalization rate for customer contract / customer relationships:

36.0% (Discount Rate) - 3.1% (Expected Growth Rate)(38) = 33% (Capitalization Rate)

Based on our analysis of the Company as well as competitive, industry, and economic conditions, the application of the intangible risk factor of 10.0% and growth rate of 3.1%  resulted in a capitalization rate of 33%. The resulting capitalization rate of 33% implied a useful life of approximately 3.03 years for the customer contract / customer relationships intangible asset from a financial analysis / valuation perspective (useful life = 1 /  capitalization rate).

(35)  Plummer, James L., QED Report on Venture Capital Financial Analysis (Palo Alto: QED Research, Inc. 1987)

(36)  Scherlis, Daniel R. and William A. Sahlman, A Method for Valuing High-Risk, Long Term, Investments: The Venture Capital Method (Boston, Harvard Business School Publishing, 1987).

(37)  Robert F. Reilly & Robert P. Schweihs, Valuing Intangible Assets. McGraw-Hill, 1999, p. 185.

(38)  Ibbotson Associates. Stocks, Bonds, Bills, and Inflation: Valuation Edition 2003 Yearbook. Chicago: Ibbotson Associates, 2004. Page 28.

33

Schedule 5

MediaDefender, Inc.

Development of Equity Discount Rate - Unpatented Technology(1)

Date of Value: July 28, 2005

	Long-Term Risk-Free Rate (20-Year Government Treasury Bonds)		4.48%

Add:

	Equity Risk Premium	7.20%
	Micro Capitalization Stock Premium (1926-2003):	6.41%

Add:	Industry Premium Adjustment(2)	8.25%

	Adjusted Equity Risk Premium	21.86%	21.86%

	Specific Risk:(3)		14.00%

	After-Tax Equity Discount Rate (Rounded):(4),(5)		40%

	Less: Growth Rate(5)		3%

	After-Tax Equity Capitalization Rate(5)		37%

Sources:

Federal Reserve Statistical Release as of September 26, 2005 dated July 28, 2005

Ibbotson Associates’ Stocks, Bonds, Bills & Inflation, 2005 Yearbook

Ibid.

SANLI, PASTORE & HILL, INC.

34

Endnotes to Schedule 5

MediaDefender, Inc.

Date of Value: July 28, 2005

To determine the fair value of the Company’s unpatented technology, an appropriate capitalization rate must be selected. The capitalization rate reflects the expected longevity and certainty of generating excess earnings and takes numerous valuation characteristics into consideration. A lower capitalization rate reflects greater longevity and certainty of generating excess earnings.

Note 1:

See Endnote 1, Endnotes to Schedule 4.

Note 2:

See Endnote 2, Endnotes to Schedule 4.

Note 3:

See Endnote 2, Endnotes to Schedule 4.

Based on SP&H market research, analysis, and in consideration of our expected time period related to the expected certainty of earnings attributable to the unpatented technology, we determined 14.0% to be an appropriate risk factor for the unpatented technology intangible asset.

Note 4:

See Endnote 4, Endnotes to Schedule 4.

The 40% discount rate placed the unpatented technology in the range of moderate to very high risk category.

Note 5:

See Endnote 5, Endnotes to Schedule 4.

The following presents our calculation of the capitalization rate for unpatented technology:

40.0% (Discount Rate) - 3.1% (Expected Growth Rate) (39)= 37% (Capitalization Rate)

Based on our analysis of the Company as well as competitive, industry, and economic conditions, the application of the intangible risk factor of 14.0% and growth rate of 3.1%

(39)  Ibbotson Associates. Stocks, Bonds, Bills, and Inflation: Valuation Edition 2003 Yearbook. Chicago: Ibbotson Associates, 2004. Page 28.

35

resulted in a capitalization rate of 37%. The resulting capitalization rate of 37% implied a useful life of approximately 2.70 years for the unpatented technology intangible asset from a financial analysis / valuation perspective.

36

Schedule 6

MediaDefender, Inc.

Valuation Analysis - Customer Contract / Customer Relationships

Date of Value: July 28, 2005

Revenues (Schedule 3)			$11,250,370	100.0%

Cost of Goods Sold (Schedule 3)			3,343,062	29.7%

Gross Profit (Schedule 3)			$7,907,308	70.3%

Total Operating Expenses (Schedule 3)			$1,631,304	14.5%

Interest Expense (Schedule 3)			$30,023	0.3%

Operating Income (Schedule 3)			$6,306,027	56.1%

Industry Average Operating Income / Margin(1)			$1,575,052	14.0%

Less: Return on Net Tangible Assets(2)

Working Capital(2)	$2,765,779	7%	$193,605

Fixture & Equipment(2)	$1,748,683	8%	$139,895

Excess Operating Profit			$1,241,553

Income Tax (40%)			$496,621

After-Tax Excess Operating Profit (3)			$744,932

After-Tax Capitalization Rate (Schedule 4) (3)			33%

Fair Value of Noncontractual Customer Relationships(3)			$2,264,230

SANLI, PASTORE & HILL, INC.

37

Endnotes to Schedule 6

MediaDefender, Inc.

Date of Value: July 28, 2005

To determine the fair value of MediaDefender’s customer contract / customer relationships, SP&H used an income approach.

As stated in the Valuing Intangible Asset:(40)

The income approach is most commonly used with respect to the analysis of customer intangibles. Many income approach methods are applicable to the analysis of customer intangibles, [including] both yield capitalization and direct capitalization.

As stated in the Valuation of Intellectual Property and Intangible Assets:(41)

Customer relationships can be value using…an income approach...if a reasonable consistent income stream is attributable to a customer.

Customer contact / customer relationships is an intangible asset representing identifiable and established customer relationships and expectations for continued sales and relationships with those customers into the future.

Note 1

Based on our market research and analysis, SP&H determined that the appropriate industry average operating income / margin was 14.0% (see Exhibit A). Applying this 14.0% average operating income / margin to the 2005A Revenues of $11,250,370 resulted in an industry average operating income margin of $1,575,052.(42)

Note 2:

The customer contract / customer relationships intangible asset allowed the Company to earn an excess operating profit above the economic return on the net tangible investment necessary for the operation of the Company.

MediaDefender’s tangible assets consisted of two components: working capital and property and equipment.

An appropriate economic return on MediaDefneder’s net tangible investment needs to be applied to the representative net tangible investment. The two components of net tangible investment, working capital and property and equipment, represent varying degrees of liquidity. Working

(40)  Reilly, Robert and Robert Schweihs. Valuing Intangible Assets. Page 347.

(41)  Gordon V Smith and Russell L. Parr. Valuation of Intellectual Property and Intangible Assets. Page 255.

(42)  $11,250,370 x 14.0% = $1,575,052.

38

capital is expected to be converted to cash within one year, while property and equipment typically has a useful life of seven to ten years. Therefore, SP&H has examined both short-term and intermediate-term alternative investments adjusted, if necessary, to reflect additional business risk.

Bond equivalent yields on three-month and six-month Treasury bills, as of July 28, 2005, were 3.41% and 3.66%, respectively. Longer-term risk-free investments such as 10-year constant maturity Treasury bonds yielded 4.20% as of July 28, 2005. Top credit customers were receiving lending rates of 6.25%, the prime rate as of July 28, 2005. Corporate bonds yielded 5.01% for Aaa (top credit) issues and 5.88% for Baa (lower medium credit) issues as of July 28, 2005.

Considering the rates of return above along with the added inherent risks of an investment in tangible assets of a business, it is our opinion that appropriate rates of return for working capital and property and equipment are 7% and 8%, respectively.

Note 3:

To obtain a fair value for the customer contract / customer relationships intangible asset, we applied the After-Tax Capitalization Rate for customer contract / customer relationships (Schedule 4) to the After-Tax Excess Operating Profit.

39

Schedule 7

MediaDefender, Inc.

Valuation Analysis - Unpatented Technology

Date of Value: July 28, 2005

Revenues (Schedule 3)	$11,250,370	100.0%

Cost of Goods Sold (Schedule 3)	3,343,062	29.7%

Gross Profit (Schedule 3)	$7,907,308	70.3%

Total Operating Expenses (Schedule 3)	$1,631,304	14.5%

Interest Expense (Schedule 3)	$30,023	0.3%

Operating Income (Schedule 3)	$6,306,027	56.1%

Industry Average Operating Income(1)	$1,575,052	14.0%

Premium Operating Income(2)	$4,730,976	42.1%

Income Tax (40%)	$1,892,390	16.8%

After-Tax Premium Operating Margin(3)	$2,838,585	25.2%

After-Tax Capitalization Rate (Schedule 5)(3)	37%

Fair Value of Unpatented Technology(3)	$7,601,996

SANLI, PASTORE & HILL, INC.

40

Endnotes to Schedule 7

MediaDefender, Inc.

Date of Value: July 28, 2005

To determine the fair value of MediaDefender’s unpatented technology, SP&H used an incremental income approach.

As stated in the Valuing Intangible Asset:(43)

All incremental income analyses attempt to quantify the following phenomena:

1.     Increased revenue associated with the subject intangible;

2.     Decreased costs associated with the subject intangible; and,

3.     The combined effects of both increased revenues and decreased cost.

Note 1:

See Endnote 1, Endnotes to Schedule 5.

Note 2:

The unpatented technology intangible asset allowed the Company to earned an excess operating profit above the industry average due to its expertise. To derived at the Premium Operating Income Profit Margin, we deducted the Industry Average Operating Income / Margin from MediaDefender’s Representative Operating Income.

Note 3:

To obtain a fair value for the unpatented technology intangible asset, we applied the After-Tax Capitalization Rate for unpatented technology (Schedule 5) to the After-Tax Premium Operating Margin.

(43)  Reilly, Robert and Robert Schweihs. Valuing Intangible Assets. Page 347.

41

Schedule 8

MediaDefender, Inc.

Valuation Analysis - Noncompetition Agreements

Date of Value: July 28, 2005

Mr. Randy Saaf’s Noncompetition Agreement(1)	$525,000

Mr. Octavio Herrera’s Noncompetition Agreement(1)	$525,000

Messrs. Eric Pulier’s & Teymour Boutros-Ghali’s Noncompetition Agreement(2)	$333,971

Fair Market Value of Noncompetition Agreements	$1,383,971

SANLI, PASTORE & HILL, INC.

42

Endnotes to Schedule 8

MediaDefender, Inc.

Date of Value: July 28, 2005

Note 1:

In order to value the July 28, 2005 Noncompetition Agreements of Messrs. Randy Saaf and Octavio Herrera, SP&H used the actual monetary consideration that will be paid to Messrs. Saaf and Herrera, since the Noncompetition Agreements were negotiated in an arm-length transaction.(44)

Note 2:

Based on discussions with ARTISTdirect management, discussions with Mr. David H. Sands (legal counsel for the Acquisition and partner at Sheppard, Mullin, Richter & Hampton, LLP), and review of the WNT07 NC Agreement, as well as market research and analysis, SP&H determined that 20%, or $333,971(45) of the consideration to WNT07 was attributable to the WNT07 NC Agreement based on the following:(46)

1.     Messrs. Pulier and Boutros-Ghali (the “Managers”) were members of the Board of Directors of ARTISTdirect, and already had fiduciary and legal responsibilities to the Company;

2.     Most of this consideration were for the services related to the Acquisition performed by the Managers; and

3.     If either or both Managers were to resign from ARTISTdirect and go into competition with the Company, this would not materially effect ARTISTdirect’s revenues and profits.

(44)  The estimated useful life of the noncompetition agreements from a financial analysis / valuation perspective is the length or duration of the agreement. The length of the noncompetition agreement for Messrs. Saaf and Herrera is for 4 years. Therefore, the useful life of the noncompetition agreement intangible asset is 4 years.

(45)  $1,669,855 x 20% = $333,971.

(46)  The estimated useful life of the WNT07 NC Agreement from a financial analysis / valuation perspective is the length or duration of the agreement. The length of the WNT07 NC Agreement is for 1 year and 8 months. Therefore, the useful life of the noncompetition agreement intangible asset is 1 year and 8 months.

43

Schedule 9

MediaDefender, Inc.

Adjusted Purchase Price of MediaDefender, Inc. (1)
Date of Value: July 28, 2005

Adjusted
Purchase Price

Cash Paid(2)	$45,100,000

Finders’ Fees(2)	$1,669,855

Liabilities Assumed(2)

Current Liabilities(2)	$1,298,429

Long-Term Debt(2)	$532,610

Adjusted Purchase Price(2)	$48,600,894

SANLI, PASTORE & HILL, INC.

44

Endnotes to Schedule 9

MediaDefender, Inc.

Date of Value: July 28, 2005

Note 1:

As stated in Valuation for Financial Reporting: Intangible Assets, Goodwill, and Impairment Analysis, SFAS 141 and 142:

[The] adjusted purchase price equals the total paid for all of the acquired company’s assets, and includes all payments and liabilities assumed.

The adjusted purchase price may be alternatively defined as the sum of all cash and stock paid, debt incurred, and liabilities assumed.

Note 2:

ARTISTdirect paid $42,500,000 in cash and incurred an estimated $2.60 million(47) in legal and accounting fees related to the Acquisition, resulting in total cash paid of $45.10 million.(48)

(47)  This estimate was provided by ARTISTdirect management.

(48)  ARTISTdirect issued $1,669,855 in common stocks and warrants in association for finders’ fees to WNT07, and assumed $1,298,429 and $532,610 of MediaDefender’ Current Liabilities and Long-Term Debt, respectively.

45

Schedule 10

Conclusion of Purchase Price Allocation

Purchase Price Allocation of MediaDefender, Inc.

Date of Value: July 28, 2005

	Purchase Price	Percentage
Assets	Allocation	of Total

A. Current Assets (Schedule 2, as reported on July 31, 2005)	$4,064,208	8.4%

B. Property and Equipment (Schedule 2, as reported on July 31, 2005)	$1,748,683	3.6%

C. Value of Customer Contract / Customer Relationships (Schedule 6)	$2,264,230	4.7%

D. Value of Unpatented Technology (Schedule 7)	$7,601,996	15.6%

E. Value of Non-Competition Agreements (Schedule 8)	$1,383,971	2.8%

F. Goodwill(1)	$31,537,806	64.9%

Total Assets	$48,600,894	100%

(1)  Goodwill is calculated as follows: Adjusted Purchase Price $48,600,894 (Schedule 9) less (A. – B. +C. –D. +E.)

SANLI, PASTORE & HILL, INC.

46

Exhibit A

MediaDefender, Inc.

Value Line - Composite Statistics: Computer Software & Service Industry

Average Operating Margin of Comparable Companies

Margin (%)
Company	Description	Operating Margin
		2002	2003	2004

Aladdin Knowledge	Software	0.2%	8.3%	17.2%
Altiris, Inc.	Software	8.3%	17.4%	21.6%
Amer. Software	Software	16.6%	17.8%
Aspen Technology	Software		7.8%	13.9%
Authentidate Hldg	Software
Bindview Dev.	Software	1.1%	2.3%
Bottomline Tech.	Software			4.9%
Check Point Sftwr	Software	61.5%	60.5%	53.3%
Concur Tech	Software		8.4%	8.5%
Descartes Systems	Software
Docucorp Intl	Software	19.7%	18.2%	20.8%
Epicor Software CP	Software	7.7%	14.8%	17.7%
E. Piphany Inc.	Software
Forgent Networks	Software	28.6%	24.6%
Indus Intl	Software		0.1%	12.2%
Interactive Intel	Software		3.9%	7.6%
Intervideo	Software		23.0%	18.2%
JDA Software Group	Software	13.9%	9.0%	9.8%
Lawson Software	Software	2.7%	7.6%	7.4%
MRO Software	Software	3.3%	8.2%	12.2%
MapInfor Corp	Software	2.5%	4.2%	13.4%
MicroStrategy	Software	15.9%	21.9%	33.2%
Napster	Software	1.8%
Netguru Inc.	Software			4.3%
Netmanage Inc.	Software		1.3%	8.9%
Onyx Software	Software	1.7%		2.0%
OPNET Technologies	Software	10.4%	17.3%	7.2%
Pervasive Software	Software	21.3%	20.6%	19.3%
Phoenix Technologies	Software	9.4%	2.4%	12.2%
Progress Software	Software	11.3%	11.0%	16.5%
SPSS Inc.	Software	8.0%	7.6%	10.3%
Technology Solutions	Software	2.0%
Ultimate Software	Software
VA Software	Software

Average		11.8%	13.3%	14.7%

SANLI PASTORE & HILL, INC.

47

SOURCES OF INFORMATION

1.               American Institute of Certified Public Accountants. AICPA Practice Aid Series, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries, 2001.

2.               Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 141, Business Combinations.

3.               FASB Statement No. 142, Goodwill and Other Intangible Assets.

4.               FASB Statement No. 2, Accounting for Research and Development Costs.

5.               FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

6.               FASB Statement No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.

7.               Shannon P. Pratt, Robert. F. Reilly, and Robert P. Schweihs, Valuing a Business - 4th ed. (New York: McGraw-Hill, 2000).

8.               Robert. F. Reilly and Robert P. Schweihs, Valuing Intangible Assets (New York: McGraw-Hill, 1999).

9.               U.S. Securities and Exchange Commission, Form 10-QSB ARTISTdirect, Inc. (Washington, DC: June 30, 2005)

10.         Documents provided by ARTISTdirect and MediaDefender Management.

11.         MediaDefender’s unaudited financial statements for the years ended December 31, 2001 through 2003.

12.         MediaDefender’s audited financial statements for the year ended December 31, 2004.

13.         MediaDefender’s internally compiled financial statement for the six months ended June 30, 2005.

14.         Agreement and Plan of Merger Dated as of July 28, 2005 by and among ARTISTdirect, Inc., ARTISTdirect Merger Sub, Inc., and MediaDefender, Inc.

15.         U.S. Department of Commerce, Bureau of Economic Analysis.

16.         U.S. Department of Labor, Bureau of Labor Statistics.

48

17.         California Employment Development Department.

18.         NFO Research, Inc.

19.         UCLA Anderson School, The Anderson Forecast For the Nation and California, 4th Quarter (December 2004).

20.         The Federal Reserve Bank of Philadelphia, The Livingston Survey (June 18, 2004).

21.         Congressional Budget Office. The Budget and Economic Outlook: Fiscal Years 2006-2015 (January 2004).

22.         Information Technologies Group Center for International Development at Harvard University,“A Guide for Developing Countries,” 03 October 2005 < http://cyber.law.harvard.edu/readinessguide/glossary.html>.

23.         Software and Information Industry Association, “What is Piracy,” 03 October 2005 < http://siia.net/piracy/whatis.asp>.

24.         Business Software Alliance, “Vehicles for Theft: Forms of Internet Software Piracy,” 03 October 2005 <http://www.bsa.org/resources/upload/Vehicles-for-Theft-Forms-of Internet-Software-Piracy.pdf>.

25.         Simon Dyson, “Music and Copyright: Music on the Internet, Informa Media Group,” Informa Media Group (2003) 74.

26.         The Recording Music Industry 2005 Commercial Piracy Report, June 2005, International Federation of the Phonographic Industry <http://www.ifpi.org/site content/library/piracy2005.pdf>.

27.         Overpeer, “Anti-Piracy Solutions,” 03 October 2005 <http://www.overpeer.com>.

28.         Shannon P. Pratt, Robert F. Reilly & Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely-Held Companies (New York: Irwin Professional Publishing, 2000)

29.         Richard Razgaitis, Early-Stage Technologies: Valuation and Pricing (New York: John Wiley & Sons, Inc., 1999) 132.

30.         James L. Plummer, QED Report on Venture Capital Financial Analysis (Palo Alto: QED Research, Inc., 1987).

31.         Daniel R. Scherlis and William A. Sahlman, A Method for Valuing High-Risk, Long Term, Investments: The Venture Capital Method (Boston: Harvard Business School Publishing, 1987).

49

32.         Gordon V. Smith and Russell L. Parr, Valuation of Intellectual Property and Intangible Assets (New York: John Wiley & Sons, Inc, 1989).

33.         Discussions with ARTISTdirect and MediaDefender management.

34.         Industry analysis.

35.         Competition analysis.

36.         Economic analysis.

50

APPRAISERS CERTIFICATION AND CONTINGENT AND LIMITING CONDITIONS

The appraisers whose signatures appear below certify that except as otherwise noted in this appraisal report and to the best of our knowledge and belief:

1.                                       The statements of fact contained in this report are true and correct to the best of SP&H and its staff members’ knowledge and belief. No matters affecting the conclusions have been knowingly withheld or omitted.

2.                                       The reported analyses, opinions, and conclusions are limited only by the   reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

3.                                       We, jointly or separately, have no contemplated present or prospective interest in the sale of the property that is the subject of this appraisal or any equity or other ownership interests in MediaDefender or ARTISTdirect and we have no personal interest or bias with respect to the parties involved.

4.                                       Our compensation for this appraisal is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or use of, this report.

5.                                       Our analyses, opinions, and conclusions were developed, and this report   has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as well as consideration of the following:

•                  FASB Statement of Financial Accounting Standards No. 141, Business Combinations;

•                  FASB Statement No. 142, Goodwill and Other Intangible Assets;

•                  FASB Statement No. 2, Accounting for Research and Development Costs;

•                  FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method; and

•                  AICPA Practice Aid Series, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries, American Institute of Certified Public Accountants, 2001.

6.                                       No one provided significant professional assistance to the persons signing this report.

7.                                       No responsibility can be taken by the appraisers for the inability of the owners to sell MediaDefender or any equity interest or other ownership interests at the appraised values.

51

8.                                       This appraisal and its conclusions are subject to review upon presentation of data that is undisclosed or not available as of the date of this report.

9.                                       No responsibility is assumed for matters legal in nature nor is any opinion rendered as to the title, which is assumed to be good.

10.                                 The ownership information furnished to the appraisers is assumed to be correct.

11.                                 The only liabilities and encumbrances against assets considered are those reflected on the financial statements provided.

12.                                 The fee for this appraisal report does not contemplate appearance in court or before other governmental agencies as an expert witness. However, the appraiser will appear if prior arrangements are made. Expert witness testimony will be compensated for at the appraisers’ professional fee rates.

13.                                 Acceptance and/or use of this report constitutes acceptance of the foregoing general assumptions and limiting conditions.

14.                                 Neither all nor any part of this report, particularly as to the conclusion and   the identity of SP&H and its staff members, shall be conveyed to the public through advertising, public relations, news, or other media without the prior written consent of SP&H.

15.                                 The date of value utilized in our analysis is July 28, 2005. The use of a different date of value could substantially impact the opinions herein.

16.                                 The assets valued were the intangible assets ARTISTdirect acquired from MediaDefender, Inc. As of the date of value, MediaDefender was located Marina Del Rey, California. The purpose of this assignment was to provide a purchase price allocation, as of the date of value, July 28, 2005, of the fair value of the intangible assets ARTISTdirect acquired from MediaDefender. The function of the valuation was to provide information for financial reporting requirements.

Dated: January 27, 2006

Thomas Pastore, ASA, CFA, CPA	Nevin Sanli, ASA
Chief Executive Officer	President
for SANLI PASTORE & HILL, INC.	For SANLI PASTORE & HILL, INC.
a California Corporation	a California Corporation

52

NEVIN SANLI, ASA

Accredited Senior Appraiser, Business Valuation Discipline

PROFESSIONAL QUALIFICATIONS

BUSINESS BACKGROUND

Mr. Sanli is President and Co-Founder of Sanli Pastore & Hill, Inc. He is responsible for the overall management of the firm, including client engagements, litigation support, expert witness testimony, strategic planning and relationship management. Mr. Sanli, an accredited Senior Appraiser, Business Valuation Discipline, has been a financial consultant for about 20 years specializing in business valuation, litigation consulting, economic and financial research, statistical and investment analysis and mergers and acquisitions.

Mr. Sanli has extensive experience developing cash flow statements and financial projections, conducting industry and market research, analysis of financial statements and valuing businesses. He has published a number of articles pertaining to business valuation issues, and speaks on the topics of business valuation and expert witness testimony at educational forums about 10 to 20 times per year.

DEPOSITION & TRIAL TESTIMONY

Mr. Sanli is a seasoned provider of litigation support and expert witness testimony for economic and financial issues. He has testified as an expert witness in economic and financial matters such as: lost wages, determination of liability, breach of contract, eminent domain, corporate and partnership dissolutions, bankruptcy, anti-trust and unfair trade practices, estate and gift taxes and business valuation. Mr. Sanli has testified over 50 times in trial and over 200 times in deposition.

OFFICER & DIRECTOR POSITIONS

Mr. Sanli has served as an officer and/or on the boards of directors of numerous professional and non-profit organizations. He presently is active in the following associations, which focus on providing education and the promotion of topics relevant to business valuation:

•                  American Society of Appraisers

•                  California Redevelopment Association

•                  The ESOP Association

•                  Institute for a Better California

•                  International Right of Way Association

PROFESSIONAL CREDENTIALS & EDUCATION

Bachelor of Arts, Honors Economics, from the University of California at Irvine. Coursework included: advanced studies in finance, econometrics, mathematical and statistical models for business and applied research.

Accredited Senior Appraiser (ASA) of the American Society of Appraisers, Business Valuation Discipline.

Elected to Who’s Who in Industry and Finance, Who’s Who in the World, Who’s Who in America, and Who’s Who Worldwide.

Active speaker and trainer for continuing education classes in the fields of business valuation, finance, mergers and acquisitions, and eminent domain. Accredited provider of MCLE courses for attorneys.

PUBLICATIONS

•                  “How much is Your Vintage Guitar Worth?”, by Nevin Sanli , December 2003

•                  “Remaining Public - the Best Option in Troubled Markets? “, by Nevin Sanli and Thomas E. Pastore, ACG Network, Vol.15, No.3, October 2003

•                  “ESOP Fables,” by Nevin Sanli and Tracy Washburn, Valorem Principia, Vol. 11, Issue 3, October 2003

•                  “Choosing the Right Appraisers,” by Nevin Sanli, Thomas E. Pastore and Adam Smith, Right of Way Magazine, May/June 2003

•                  “Appraisers and Accountants - Vive la Difference,” by Nevin Sanli, Thomas E. Pastore and Adam Smith, Valorem Principia, Vol. 11, Issue 1, February 2003

•                  “Another Resounding Victory for Cities, Redevelopment Agencies and Other Condemning Entities, “ by Nevin Sanli, Valorem Principia, Vol. 10, Issue 1, July 2002

•                  “Getting What You Pay For The Importance of Financial Due Diligence,” by Nevin Sanli, Valorem Principia, Vol. 9, Issue 3, October 2001

•                  “Valuation.com - A New Paradigm,” by Nevin Sanli and Mary Lee-Wlodek, Valorem Principia, February 2000

•                  “Loss of Goodwill Under California Eminent Domain Law,” by Thomas E. Pastore and Nevin Sanli, Valorem Principia, June 1998

•                  “The Calculation of Lost Goodwill Under California Eminent Domain Law,” by Thomas E. Pastore and Nevin Sanli, March 1998

•                  “Acquisition Valuation of a Service Business: Risk & Rewards of Intangible Assets,” Valorem Principia, February 1997

•                  ”Mitigation of Damages in Goodwill Loss Claims,” by Nevin Sanli and Jeffrey Z.B. Springer, Esq., Redevelopment Journal, February 1997; Valorem Principia, September 1997 (Part I); February 1998 (Part II)

•                  “The Process of Property Acquisition for Public Projects” by Nevin Sanli and Thomas Pastore (1995

•                  “How Much is Your Business Worth?,” Valorem Principia, Volume 3, Issue 1, August 1995

•                  “Valuing State-Owned Enterprises for Privatization: The Nepal Project,” Valorem Principia, Vol. 2, Issue 1, February 1994.

2

Business Valuations

Fairness Opinions

Solvency Opinion

Expert Testimony

Los Angeles Sacramento

THOMAS E. PASTORE, ASA, MBA, CFA, CPA

Accredited Senior Appraiser, Business Valuation Discipline

PROFESSIONAL QUALIFICATIONS

BUSINESS BACKGROUND

Mr. Pastore is Chief Executive Officer and co-founder of Sanli Pastore & Hill, Inc. He has been involved in financial consulting for more than 20 years, specializing in investment and financial analysis, litigation consulting and public accounting. Extensive experience encompasses valuing numerous businesses in a wide range of industries including retail services, manufacturing and holding companies. He has served as an expert witness in federal and state courts for business litigation cases in California, Arizona and Nebraska.

PROFESSIONAL CREDENTIALS & EDUCATION

•                  Accredited Senior Appraiser (ASA), American Society of Appraisers, Business Valuation Discipline

•                  Chartered Financial Analyst (CFA)

•                  Member, Association for Investment Management and Research

•                  Member, Los Angeles Society of Financial Analysts

•                  Certified Public Accountant (CPA)

•                  Certified Management Accountant (CMA)

•                  Member, California Society of Certified Public Accountants

•                  Member, Institute of Management Accountants

•                  Past Vice President of Professional Education, West Los Angeles Chapter, Institute of Management Accountants

•                  Master in Business Administration, University of Michigan. Course work includes economics, finance, marketing and business strategy

•                  Bachelor in Business Administration with a major in accounting from Bryant College

CONTINUING EDUCATION

Active participation as both an instructor and student in continuing education classes on advanced topics of business valuation, taxation, eminent domain and redevelopment.

DEPOSITION AND TRIAL TESTIMONY

As an expert witness, Mr. Pastore has testified over 50 times in trial and over 200 times in deposition.

SPEECHES & SEMINARS

Mr. Pastore is an active participant as both an instructor and a student in continuing education classes on advanced topics of business valuation, taxation, eminent domain and redevelopment.

He has presented speeches to numerous public and private associations, including bar associations and accounting societies. He is an official instructor for the California Redevelopment Association and SP&H’s Goodwill Loss Valuation Workshops, Levels I-IV.

PUBLICATIONS

•                  “Remaining Public - the Best Option in Troubled Markets? “, ACG Network, Vol.15, No.3 - October 2003

•                  “Choosing the Right Appraiser,” Right of Way Magazine, May/June 2003

•                  “Appraisers and Accountants - Vive la Difference,” Valorem Principia, February 2003

•                  “Business Appraisal Methodology Prevails,” Business Valuation Update: Judges & Lawyers, Nov. 1999

•                  “Calculation of Lost Goodwill Under California Eminent Domain Law,” March 1998

•                  “Business Valuations for IPOs,” Valorem Principia, June 1997

•                  “Revenue Multipliers or the Art of Fabricating Data,” Valorem Principia, November 1995

•                  “Internal Revenue Service Accepts Minority Interest Discounts,” Valorem Principia, July 1993

•                  “Loss of Goodwill Under California Eminent Domain Law,” Valorem Principia, January 1993

OFFICER & DIRECTORSHIP POSITIONS

Mr. Pastore has served on the boards of directors of many California organizations. He was past vice president of professional education at the Institute of Management Accountants, West Los Angeles Chapter.

2

Business Valuations

Fairness Opinions

Solvency Opinions

Expert Testimony

Los Angeles Sacramento

PRODUCTS & SERVICES

HEADQUARTERS:

1990 SO. BUNDY DRIVE, SUITE 800

LOS ANGELES, CA 90025

310/571-3400

SACRAMENTO:

2151 RIVER PLAZA DRIVE, SUITE 308

SACRAMENTO, CA 95833

916/614-0530

BUSINESS VALUATIONS

SP&H has extensive valuation experience. We provide professional valuations in the United States and abroad. These appraisals are performed in compliance with the Appraisal Foundation’s Uniform Standards of Professional Appraisal Practice (USPAP) and in conformity with the American Society of Appraisers (ASA) guidelines as well as all applicable U.S. and international laws and financial standards.

SP&H provides valuations of the following classes of assets:

•Corporate and securities valuations

•Total enterprise value

•Intangibles: intellectual property, goodwill, patent rights & royalty income, leasehold interests

Business valuation assignments performed by SP&H include:

•Valuations and expert witness testimony for business litigation

•Fair market value reports for estate and gift tax planning

•Fair value corporate and partnership dissolution appraisals required under state law, e.g. Sections 1800 and 2000 of the California Code of Civil Procedure

•Employee Stock Ownership Plan (ESOP) valuations

•Valuations of amortizable intangible assets under Internal Revenue Service Section 1.167

•Valuations and feasibility studies required by creditors and/or equity investors

•Valuations for reorganization plans and bankruptcy proceedings

•Opinions of financial and operational viability of financially distressed companies

•Valuation of government-owned enterprises for the purpose of privatization

•Valuation and operational advisory services in connection with privatization assignments

•Valuations for fairness and solvency opinions Clients include federal, state, county and city governments; management and shareholders of public and private corporations; foreign governments; investor groups; financial institutions; law firms; and accounting firms.

MERGERS & ACQUISITIONS

SP&H provides business valuation advisory services to buyers and sellers of businesses. SP&H does not act as an investment bank or a broker. SP&H fees for merger and acquisition advisory services are not based on the value of the transaction or contingent upon its success.

SP&H is an independent business valuation firm.

Selling side advisory products and services include:

•Fairness and solvency opinions

•The preliminary valuation report

•The comprehensive written valuation report

•The Business Presentation Report (“BPR”)

•Pre-Initial Public Offerings (IPO’s) feasibility studies

•Valuation research and consulting for IPO’s

•Value consulting and management

•Comparable company studies

•Strategic services and negotiation assistance

Buying side advisory products and services include:

•Fairness and solvency opinions

•Conducting acquisition searches

•Valuing selected target businesses for purchase

• Assistance in negotiations

•Strategic advisory and negotiation services

•Projections and analyses for synergistic alliances

•Investment risk & return analysis

Additional M& A advisory products and services:

• Due diligence studies

•Industry, market, and competition research

•Analysis of strategic partnerships

•Venture capital studies

•Valuation for private placements

•Employee Stock Ownership Plans (ESOP)

COMPENSABLE GOODWILL LOSS

One of SP&H’s specialties is the valuation of the loss of business goodwill under Section 1263.510 of the California Code of Civil Procedure. With comprehensive experience in valuing businesses for eminent domain purposes, SP&H is thoroughly familiar with requirements under Section 1263.510 as well as court cases and legal precedent influencing appraisal methodologies.

SP&H’s goodwill loss valuation products include:

•Precondemnation studies

•Drive-By or Window appraisals, (Preliminary Budgetary Estimates)

•Preliminary total goodwill and goodwill loss studies

•Total goodwill valuation reports

•Comprehensive goodwill loss valuation reports

•Inverse condemnation and partial taking studies

•Expert witness testimony

•Seminars and presentations

Clients consist of city redevelopment agencies, state and county governments, law firms and business owners.

LITIGATION CONSULTING

SP&H provides a wide and diverse range of business litigation consulting services. The firm’s state-of-the-art computer and software technology results in expedient and efficient analysis and summarization of large quantities of information. In addition, SP&H’s customized color graphics simplify the presentation of complicated financial data.

Litigation consulting services include:

•Strategic Litigation Advice

•Lost profits damage analyses

•Lost business value damage analyses

•Economic research and analysis

•Forensic accounting and economics

•Statistics and econometrics

•Expert witness testimony

Clients include attorneys working for either plaintiffs or defendants. SP&H is often retained simultaneously with other expert witnesses such as forensic accountants, engineers and market research analysts.

BUSINESS ADVISORY SERVICES	The professional staff of SP&H is qualified and has the experience to assist domestic and international companies in the following areas:

•Strategic planning

•Development and review of business projections for financing

•Financial analysis

•Market and industry research

•International market and risk studies

•Cross border strategic alliances

•Joint venture/investment partner evaluations

•Privatization of government-owned enterprises

•Training seminars

•Value enhancement strategies and planning

Exhibit 4

Business Valuations
Fairness Opinions
Solvency Opinions
Expert Testimony

Los Angeles Sacramento

March 28, 2006

File No.: 16240

Mr. Robert Weingarten

Chief Financial Officer

ARTISTdirect, Inc.

10900 Wilshire Boulevard, Suite 1400

Los Angeles, CA 90024

Re:          Business Valuation Analyses of Certain Equity Instruments Issued by ARTISTdirect, Inc. in Conjunction with the Acquisition of MediaDefender, Inc.

Mr. Weingarten:

Per your request, SANLI PASTORE & HILL, INC. (“SP&H”) has conducted business valuation analyses that indicate whether any material changes in value have occurred from July 28, 2005 to September 30, 2005 and December 31, 2005 for certain equity instruments (the “Equity Instruments”) issued by ARTISTdirect, Inc. (the “Company” or “ARTISTdirect”) in conjunction with the acquisition of MediaDefender, Inc. (“MediaDefender”).

PURPOSE OF ASSIGNMENT

On July 28, 2005, the Company acquired MediaDefender. In connection with this acquisition, SP&H issued a business valuation report (the “Business Valuation Report”) with a date of value of July 28, 2005, which determined the fair market values of the Equity Instruments. The purpose of SP&H’s assignment is to determine if our valuation analyses indicate whether the fair market values of the Equity Instruments issued by ARTISTdirect have materially changed from July 28, 2005 to September 30, 2005 and December 31, 2005.

FUNCTION OF ASSIGMENT

The function of our business valuation analyses is for financial reporting purposes.

DATES OF ANALYSES

The dates considered for our business valuation analyses are September 30, 2005 and

December 31, 2005.

Sanli Pastore & Hill, Inc.

1990 South Bundy Drive, Suite 800
Los Angeles, California 90025
Telephone: 310/571-3400
Fax: 310/571-3420

www.sphvalue.com

STANDARD OF VALUE

We considered the American Society of Appraisers’ (“ASA”) definitions of fair market value, going-concern value, and goodwill:(1)

Fair Market Value: The price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.

Going-Concern Value: The value of a business enterprise that is expected to continue to operate into the future. The intangible elements of Going concern Value result from factors such as having a trained work force, an operational plant, and the necessary licenses, systems, and procedures in place.

Goodwill: That intangible asset arising as a result of name, reputation, customer loyalty, location, products, and similar factors not separately identified.

BUSINESS VALUATION REPORT AS OF JULY 28, 2005

In connection with ARTISTdirect’s acquisition of MediaDefender, SP&H issued the Business Valuation Report. In the Business Valuation Report with a date of value of July 28, 2005, SP&H determined the fair market values of the Equity Instrument as follows:

(1)  “ASA Business Valuation Standards© and Portions of Uniform Standards of Professional Appraisal Practice (USPAP)” Copyright, 2002, American Society of Appraisers. p. 23.

2

Equity Instruments	Fair Market Value

ARTISTdirect Common Stock	$1.43
Warrants / Options: Exercise Price - $2.00, 5 Years	$0.43
Warrants / Options: Exercise Price - $2.00, 7 Years	$0.63
Warrants / Options: Exercise Price - $1.55, 5 Years	$0.55
Warrants / Options: Exercise Price - $1.55, 7 Years	$0.73

Source: July 28, 2005 Business Valuation Report

FACTORS TO CONSIDER

In order to determine if the fair market value of the Equity Instruments has materially changed from July 28, 2005 to September 30, 2005 and December 31, 2005, we must analyze the factors that were considered in the Business Valuation Report. In the Business Valuation Report, we considered the following pertinent factors in the valuation of the Equity Instruments:

1.     Financial projections provided by ARTISTdirect management team;

2.     Industry analysis of the following industries:

a.     Internet-piracy-protection (“IPP”) industry;

b.     Internet content provider industry; and

c.     Retail music industry.

3.     Economic analysis of the U.S.;

4.     Competitive analysis;

5.     Government regulations/laws in the IPP industry;

6.     ARTISTdirect’s stock prices and daily volume;

7.     Volatility of the Company’s stock prices;

8.     Volatility of guideline companies’ stock prices;

9.     Private Company Valuation Multiples;

10.   Analysis of U.S. equity market, including NASDAQ, Dow Jones Industrial Average (“DJIA”), Russell 2000, and Standard & Poor 500 (“S&P 500”);

3

11.   ARTISTdirect management team and their credentials;

12.   ARTISTdirect’s customers and suppliers.

Analysis of Factors to Consider in the Business Valuation Report

SP&H assessed and analyzed the changes in the above factors since July 28, 2005 to December 31, 2005 (the “Period Under Review”) in the following section:

1.     Financial Projections: In the 2006 budget for the Company, the projected revenues, and projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for ARTISTdirect were slightly lower than the financial projections in the Business Valuation Report. Although, the income from operations was substantially lower; however, this was due primarily to increases in non-cash charges, including amortization of intangible assets and depreciation of fixed assets. According to an interview with ARTISTdirect management on March 24, 2006 as well as our review of ARTISTdirect’s 2005 drafted financial statements and ARTISTdirect management’s 2006 budget forecast, the Company’s financial performance for the second half of 2005 and projected financial performance for 2006 were similar to their financial projections from the Business Valuation Report. Per ARTISTdirect management, the Company, as of September 30, 2005 and December 31, 2005,  had not experienced any events that would have required them to change their financial projections.

2.     Industry Analysis: As of September 30, 2005 and December 31, 2005, the IPP, internet content provider, and retail music industry did not have any new material developments since July 28, 2005.

3.     Economic Analysis: The following presents a comparison of salient U.S. economic data for the Period Under Review:

4

		Business	Business Valuation
		Valuation Report	Analyses
Economic Data	Source of Data	(July 28, 2005)	(December 31, 2005)
2005 Second Half GDP(2)	The Livingston Survey	3.6%*	3.0%**
2006 Projected GDP	The Anderson Forecast	2.6%	2.8%
2006 Projected Unemployment Rate	The Anderson Forecast	5.4%	5.1%
2006 Projected GDP	The CBO(3)	3.7%	3.4%
2007 to 2012 Projected GDP	The CBO	3.3%	3.2%
2006 Projected Consumer Price Index (CPI)	The CBO	1.9%	2.5%
2007 - 2015 Projected CPI	The CBO	2.2%	2.2%
2006 Projected Unemployment Rate	The CBO	5.2%	5.2%
2007 - 2015 Projected Unemployment Rate	The CBO	5.2%	5.2%
Prime Rate	Federal Reserve	6.25%	7.25%

*Projected

**Actual data from U.S. Department of Commerce, Bureau of Economic Analysis

Based on the above analysis as well as our market research, we determined that U.S. economic conditions have experienced minor positive and negative fluctuations since July 28, 2005, but overall conditions for purposes of valuation analysis were essentially the same.

4.     Competitive Analysis: As of the date of value, December 31, 2005, ARTISTdirect had the same competitors as mentioned in the Business Valuation Report, except for Overpeer, a subsidiary of Loudeye, Inc., which closed its operations on December 10, 2005. Overpeer was ARTISTdirect’s main competitor in the anti-piracy industry. The loss of Overpeer slightly lowers the level of competition; however, the IPP industry is constantly evolving with low barriers of entry for new competitors. Based on the above information and analysis as well as our market research, SP&H concluded that the Company’s competitive landscape, as of September 30, 2005 and December 31, 2005, was essentially the same as July 28, 2005.

5.     Regulatory Developments: No new regulatory developments had occurred for the Period Under Review. However, it should be noted that on June 27, 2005, the U.S. Supreme Court, in an unanimous decision, ruled that Grokster Ltd. and StreamCast Networks, Inc., “peer-to-peer” software firms, were liable for the copyright infringement that occurred over their technology.

(2)  GDP: Gross Domestic Product.

(3)  CBO: Congressional Budget Office.

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6.     ARTISTdirect’s Stock Prices and Daily Volume: The following table illustrates the average daily volume for the Company’s stock:

	Month	Average Daily Volume
	January 2005	670
	February 2005	1,395
July, 28, 2005	March 2005	6,968
Analysis	April 2005	3,443
	May 2005	2,595
	June 2005	2,473

September 30,	July 2005	2,935
2005 and	August 2005	7,387
December 31,	September 2005	1,824
2005 Analyses	October 2005	14,348
	November 2005	600
	December 2005	20,143

Source: Yahoo! Finance

Based on the above analysis and review, ARTISTdirect’s stock was still thinly traded in comparison to our analysis in the Business Valuation Report.

The following table presents salient information on the Company’s stock prices:

Date	ARTISTdirect Stock Prices
July 28, 2005	$3.00
September 30, 2005	$2.50
December 31, 2005(4)	$3.30

Source: Yahoo! Finance

An analysis of ARTISTdirect’s stock prices revealed that the Company’s stock traded between $1.90 to $3.50 for the Period Under Review.

7.     Volatility of ARTISTdirect’s stock prices: The following chart presents the volatility of ARTISTdirect’s stock prices:

(4)  On December 31, 2005, the Over-the-Counter (“OCT”) Bulletin Board was closed; therefore, we used the closing price for ARTISTdirect as of December 30, 2005.

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Period	Annual Volatility

1/1/2005 - 7/28/2005	0.66955
7/29/2005 - 12/31/2005	0.55493

Source: Yahoo! Finance

Based on the above information, the volatility of ARTISTdirect’s stock prices had decreased from 0.66955 for the period January 1, 2005 to July 28, 2005 to 0.55493 for the period July 29, 2005 to December 31, 2005. Although the volatility of ARTISTdirect’s stock was a factor to consider, due to the Company’s stock being thinly traded, we placed little weight on this factor for purposes of our analyses.

8.     Volatility of Guideline Companies’ Stock Prices: The following present a summary of the volatility of the guideline companies’ stock prices (See Exhibit A, on page 10 for a detailed analysis):

	Business Valuation	Business Valuation
Time Frame	Report	Analyses

5 Year Volatility (Average)	0.35004	0.36210
7 Year Volatility (Average)	0.39810	0.38561

Source: Yahoo! Finance

The volatility of the guideline companies’ stock prices on a 5-year basis had increased slightly, while the volatility of the guideline companies’ stock prices on a 7-year basis had decreased slightly.

9.     Private Company Valuation Multiples: SP&H performed update searches of private company transaction data through various databases for Standard Industrial Classification (“SIC”) codes 7371 and 7389. The result of these searches found limited number of transactions in these SIC codes, with inconclusive trends. In addition, our general market research of private company multiples, such as Earnings Before Interest and Taxes (“EBIT”), discovered that there have not been material changes in multiples paid for similar companies in the third and fourth quarters of 2005.

10.   U.S. Equity Markets: The following table presents the major U.S. indices:

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	Value as of July	Values as of	Value as of December
Indices	28, 2005	September 30, 2005	31, 2005(5)

DJIA	10,705.55	10,568.70	10,717.50
NASDAQ	2,198.44	2,151,69	2,205.32
S&P 500	1243.72	1,228.81	1,248.29
Russell 2000	683.04	667.80	673.22

Source: Yahoo! Finance

The major U.S. indices did not experience significant changes from July 28, 2005 to September 30, 2005 and December 31, 2005.

11.   ARTISTdirect Management Team: As of the date of value, December 31, 2005, all of ARTISTdirect’s key executives that were present on July 28, 2005 were still with the Company. In addition, the Company had not hired any new executives for the Period Under Review.

12.   ARTISTdirect’s Customers and Suppliers: As of the date of value, the Company did not have any significant changes in its customer base or suppliers since the July 28, 2005.

CONCLUSION

Our analyses of the factors above indicate that as of September 30, 2005, the fair market values of the Equity Instruments issued by ARTISTdirect in conjunction with the acquisition of MediaDefender have not materially changed since July 28, 2005.

Our analyses of the factors above indicate that as of December 31, 2005, the fair market values of the Equity Instruments issued by ARTISTdirect in conjunction with the acquisition of MediaDefender have not materially changed since July 28, 2005.

LIMITING CONDITIONS

In rendering our opinions, SP&H has relied upon and assumed the accuracy and completeness of all financial and other information that was available to us from both public and private sources, including all the financial information and other information provided to us by ARTISTdirect. We have further relied upon assurances from management of ARTISTdirect and MediaDefender that

(5)  On December 31, 2005, the U.S. equity market was closed; therefore, we used the closing price for each of the indices as of December 30, 2005.

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they are unaware of any facts that would make the information provided to SP&H incomplete or misleading. We disclaim any liability resulting from information provided by management.

Our opinion is necessarily based on economic, market, financial, and other conditions, as they exist, and on the information made available to us, as of September 30, 2005 and December 31, 2005.

Respectfully submitted,

SANLI PASTORE & HILL, INC.
a California Corporation

TP/st/jb

Enclosures

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Exhibit A

ARTISTdirect, Inc.

Volatility of Guideline Companies

Company	Check Point Software - CHKP		Aladdin Knowledge - ALDN		Authentidate Hldg - ADAT

	10/4/2000 -	10/4/1998 -	10/4/2000 -	10/4/1998 -	10/4/2000 -	10/4/1998 -
Period	10/4/2005	10/4/2005	10/4/2005	10/4/2005	10/4/2005	10/4/2005

Daily Violatility	0.01944	0.02367	0.01999	0.02176	0.02331	0.02894
Annual Violatility	0.30865	0.37569	0.31728	0.34551	0.36999	0.45944

Company	Bindview Dev - BVEW(1)		Napster - NAPS

	10/4/2000 -	10/4/1998 -	5/16/2001 -	5 Year Violatility	0.35004
Period	10/4/2005	10/4/2005	10/4/2005	7 Year Violatility	0.39810

Daily Violatility	0.02256	0.02594	0.02495
Annual Violatility	0.35820	0.41176	0.39606

Company	Check Point Software - CHKP		Aladdin Knowledge - ALDN		Authentidate Hldg - ADAT

	3/23/2001 -	3/23/1999 -	3/23/2001 -	3/23/1999 -	3/23/2001 -	3/23/1999 -
Period	3/23/2006	3/23/2006	3/23/2006	3/23/2006	3/23/2006	3/23/2006

Daily Violatility	0.02421	0.02290	0.02077	0.02107	0.02229	0.02726
Annual Violatility	0.38438	0.36350	0.32967	0.33443	0.35389	0.43275

Company	Bindview Dev - BVEW(1)		Napster - NAPS

	10/4/2000 -	10/4/1998 -	5/16/2001 -	5 Year Violatility	0.36210
Period	10/4/2005	10/4/2005	3/23/2006	7 Year Violatility	0.38561

Daily Violatility	0.02256	0.02594	0.02421
Annual Violatility	0.35820	0.41176	0.38438

(1)  Bindview Dev was acquired by Symantec on October 4, 2005; therefore, SP&H did not used the volatility of Bindview after that date.

SANLI PASTORE & HILL INC.

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